   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 11, 2000

                                                      REGISTRATION NO. 333-47408
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 4
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                                  GENVEC, INC.
             (Exact name of Registrant as specified in its charter)
                           --------------------------

           DELAWARE                        2834                    23-2705690
 (State or other jurisdiction        (Primary Standard          (I.R.S. Employer
              of                        Industrial           Identification Number)
incorporation or organization)  Classification Code Number)

                           65 WEST WATKINS MILL ROAD
                          GAITHERSBURG, MARYLAND 20878
                                 (240) 632-0740
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                           --------------------------

                              DR. PAUL H. FISCHER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  GENVEC, INC.
                           65 WEST WATKINS MILL ROAD
                          GAITHERSBURG, MARYLAND 20878
                                 (240) 632-0740
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

           STEVEN KAPLAN, ESQ.                               JEFFREY SMALL, ESQ.
             ARNOLD & PORTER                                DAVIS POLK & WARDWELL
          555 TWELFTH STREET, NW                             450 LEXINGTON AVENUE
           WASHINGTON, DC 20004                            NEW YORK, NEW YORK 10017
              (202) 942-5000                                    (212) 450-4000

                           --------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                           --------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISIDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             Subject to Completion
                            Dated December 11, 2000


Prospectus

4,000,000 SHARES

[LOGO]

GENVEC, INC.

COMMON STOCK


GenVec, Inc. is selling all of the shares of common stock in this offering. This is our initial public offering. We estimate that the initial public offering price will be between $11.00 and $12.00 per share.


We have applied to have our shares of common stock listed on the Nasdaq National Market under the symbol "GNVC."

Investing in our common stock involves risks. Please read "Risk Factors" beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

-------------------------------------------------------------------------------------------------------
                                            Price to            Underwriting        Proceeds to
                                            Public              Discount            GenVec
-------------------------------------------------------------------------------------------------------
Per Share                                   $                   $                   $
-------------------------------------------------------------------------------------------------------
Total                                       $                   $                   $
-------------------------------------------------------------------------------------------------------

We have granted the underwriters the right to purchase up to an additional 600,000 shares of common stock to cover over-allotments.

J.P. Morgan & Co.

                 UBS Warburg LLC

                                                       A.G. Edwards & Sons, Inc.

          , 2000

                               TABLE OF CONTENTS

                                            PAGE
Prospectus Summary....................         1
Risk Factors..........................         6
Special Note Regarding Forward-Looking
  Statements..........................        19
Use of Proceeds.......................        20
Dividend Policy.......................        20
Concurrent Private Transaction........        20
Capitalization........................        21
Dilution..............................        23
Selected Financial Data...............        24
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................        26

Business..............................        33
                                            PAGE
Management............................        52
Related Party Transactions............        63
Principal Stockholders................        64
Description of Capital Stock..........        66
Shares Eligible for Future Sale.......        69
Underwriting..........................        70
Legal Matters.........................        73
Experts...............................        73
Where You Can Find More Information...        73
Index to Financial Statements.........       F-1

                               PROSPECTUS SUMMARY

THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY.

                                  GENVEC, INC.

We develop gene-based products that produce medically beneficial proteins at the site of disease. We believe that this approach minimizes the overall toxicity that can occur when large doses of a protein are introduced directly into the body. Our current areas of focus are diseases of the heart and blood vessels, cancer and diseases of the eye. Our lead product candidate, BIOBYPASS angiogen, is currently in Phase II clinical trials. Our product candidates are made up of genes and vehicles, commonly called vectors, that deliver those genes into cells at the site of the disease. Our technology focuses on the use and improvement of vectors. We believe that our technology allows us to rapidly and cost effectively test the potential benefit of genes. It also generally allows us to advance our product candidates into clinical testing in less time than traditional drug discovery methods.

OUR PRODUCT CANDIDATES

We are using our technology to convert knowledge about genes and gene function into products with a medical benefit for patients. We currently have four product development programs:

- BIOBYPASS angiogen, our lead product candidate, produces vascular endothelial growth factor, or VEGF, in diseased tissues. VEGF is a protein that stimulates the formation of new blood vessels and improves blood flow. We deliver BIOBYPASS angiogen locally to the site of disease. We believe local production of VEGF minimizes the toxicity associated with delivery of large doses of this protein directly into the body. In collaboration with Warner-Lambert, we have initiated Phase II clinical trials for the treatment of two major disease indications--coronary artery disease, or insufficient blood flow in the vessels of the heart, and peripheral vascular disease, or insufficient blood flow in the body's extremities, particularly the legs.

- We are developing TNFerade to treat cancer in combination with radiation therapy. Our product candidate produces a protein called tumor necrosis factor-alpha, or TNFa, in the tumor to cause a reduction in tumor size while minimizing overall toxicity to the body. We have designed TNFerade so that the maximum TNFa production takes place with traditional radiation treatment. We have completed preclinical testing of TNFerade and are beginning Phase I clinical trials.

- We are developing product candidates to treat two diseases of the eye, macular degeneration and diabetic retinopathy. Excessive growth of blood vessels in the eye is the primary contributor to the loss of vision in these diseases. Our product candidates cause the production in the eye of the protein called pigment epithelium-derived factor, or PEDF. This protein inhibits new blood vessel formation. These product candidates are undergoing preclinical testing.

- We are developing GENSTENT to prevent the narrowing of blood vessels resulting from damage caused by some medical procedures used to treat coronary artery disease and peripheral vascular disease. Our product candidate causes the local production of nitric oxide at the site of blood vessel injury to promote healing and to prevent the narrowing of damaged blood vessels. GENSTENT is undergoing preclinical testing.

OUR DRUG DISCOVERY AND DEVELOPMENT TECHNOLOGY

Our core technology is based on the use of modified adenoviruses. Adenoviruses are naturally occurring viruses that cause ailments such as the common cold. We use modified adenoviruses, commonly called adenovectors, to deliver genes to cells. To create our product candidates, we incorporate into our adenovectors genes that provide the blueprint for the production of desired proteins. We deliver our product candidates directly to the site of disease using devices such as catheters and syringes to localize the production of medically beneficial, or therapeutic, proteins.

We have developed proprietary techniques to enhance the delivery of genes for the production of proteins at the site of disease. Our technology enables us to design product candidates that bind to essentially all cells or only to selected cell types. Our technology also allows us to control the level and length of time of therapeutic protein production.

STRATEGIC ALLIANCES

We establish collaborations with pharmaceutical companies and other organizations to enhance our ability to discover, evaluate, develop and commercialize multiple product opportunities.

OUR COLLABORATION WITH THE WARNER-LAMBERT COMPANY

We have a collaboration agreement with Warner-Lambert to research, develop and commercialize gene-based products, including BIOBYPASS angiogen, for the treatment of coronary artery disease and peripheral vascular disease. Warner-Lambert has the primary responsibility for clinical development, regulatory approval, manufacturing and commercialization of products that we develop under this collaboration. Under the terms of the collaboration, we may receive more than $100 million, excluding royalties, in research and development funding, milestone payments, equity purchases and license fees. As of September 30, 2000, Warner-Lambert had paid us $53.7 million under this collaboration.

CORPORATE INFORMATION

We were incorporated in Delaware in December 1992. Our corporate headquarters is located at 65 West Watkins Mill Road, Gaithersburg, Maryland 20878, and our telephone number is (240) 632-0740. Our corporate website is located at www.genvec.com. We do not intend for information found on our website to be part of this prospectus.

We own or have rights to various copyrights, trademarks and trade names used in our business. BIOBYPASS-Registered Trademark- is a registered trademark of GenVec, and the term angiogen is used to refer to an angiogenic agent. "GenVec," the GenVec logo, GENSTENT-TM- biologic, AdFAST-TM- system, AdACE-TM- system, AdLIBRARY-TM- system, UTV-TM- technology and DART-TM- vectors are some of our trademarks. Other copyrights, trademarks and trade names referred to in this prospectus are the property of their respective owners.

                                  THE OFFERING


COMMON STOCK OFFERED................................  4,000,000 shares

COMMON STOCK TO BE OUTSTANDING AFTER THIS             17,826,268 shares
  OFFERING..........................................

USE OF PROCEEDS.....................................  We expect to use the net proceeds to fund:

                                                        - research and development
                                                          activities;

                                                        - clinical trials, capital
                                                          expenditures and working
                                                          capital; and

                                                        - other corporate purposes,
                                                          including possible
                                                          acquisitions.

                                                      Please read "Use of Proceeds."

PROPOSED NASDAQ NATIONAL MARKET SYMBOL..............  "GNVC"


The information in the above table:

- reflects 1,935,350 shares of common stock outstanding as of September 30, 2000;

- reflects the conversion of all our outstanding convertible preferred stock into 11,543,092 shares of common stock upon the closing of this offering; and


- assumes the sale of 347,826 shares of our common stock to Warner-Lambert in a private transaction concurrent with the closing of this offering at a price of $14.375 per share reflecting a purchase price equal to 125% of the initial public offering price.


The number of outstanding shares of common stock does not include:

- 3,506,017 shares of common stock issuable on the exercise of stock options outstanding as of September 30, 2000 at a weighted average exercise price of $2.88 per share;

- 582,317 shares of common stock issuable upon exercise of warrants outstanding as of September 30, 2000 at a weighted average exercise price of $9.02 per share; or

- 1,056,712 additional shares of common stock that we could issue under our stock option and stock purchase plans.

Unless otherwise indicated, information in this prospectus assumes the following:

- the reclassification of each share of common stock into one and one-half shares of our common stock and a corresponding adjustment to the conversion ratio for the convertible preferred stock before the closing of this offering;

- the filing of our amended and restated certificate of incorporation and the adoption of amended and restated bylaws before the closing of this offering;

- no exercise of the underwriters' over-allotment option; and


- an initial public offering price of $11.50 per share, the midpoint of the range shown on the cover of this prospectus.

                             SUMMARY FINANCIAL DATA

The following table summarizes our statements of operations data for the years ended December 31, 1995, 1996, 1997, 1998 and 1999 and the nine-month periods ended September 30, 1999 and 2000 and our balance sheet data as of September 30, 2000. The pro forma net loss per share data reflects the conversion of our outstanding convertible preferred stock upon the closing of this offering. The summary balance sheet data as of September 30, 2000 are presented:

    - on an actual basis;

    - on a pro forma basis to reflect that conversion of all of our outstanding preferred stock at September 30, 2000 into a total of 11,543,092 shares of common stock upon completion of this offering; and


    - on a pro forma basis as adjusted to reflect the sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $11.50 per share, the sale of 347,826 shares of common stock in the direct offering to Warner-Lambert in a private transaction concurrent with the closing of this offering at an assumed price of $14.375 per share, and our receipt of the net proceeds after deducting underwriting discounts and estimated offering expenses.


                                      ----------------------------------------------------------------------
                                                                                           NINE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                                      -----------------------------------------------      -----------------
                                         1995      1996      1997      1998      1999         1999      2000
                                      -------   -------   -------   -------   -------      -------   -------
                                                                                              (UNAUDITED)
IN THOUSANDS, EXCEPT PER SHARE DATA
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Ongoing research and development
    support.........................  $ 1,005   $   698   $ 3,188   $ 6,750   $14,075      $10,628   $ 7,109
  Contract, license and milestone
    payments........................       --        --     2,500     3,000     2,875        2,156     4,231
                                      -------   -------   -------   -------   -------      -------   -------
    Total revenues..................    1,005       698     5,688     9,750    16,950       12,784    11,340
                                      -------   -------   -------   -------   -------      -------   -------
Operating expenses:
  Research and development..........    6,460     5,896     8,085    10,592    14,018       10,645    10,639
  General and administrative........    2,266     3,915     4,031     5,903     5,428        3,969     5,731
  Purchase of in-process
    technology......................      592        --        --        --        --           --        --
                                      -------   -------   -------   -------   -------      -------   -------
    Total operating expenses........    9,318     9,811    12,116    16,495    19,446       14,614    16,370
                                      -------   -------   -------   -------   -------      -------   -------
Loss from operations................   (8,313)   (9,113)   (6,428)   (6,745)   (2,496)      (1,830)   (5,030)
Other income, net...................      413       496       263       398       577          436       373
                                      -------   -------   -------   -------   -------      -------   -------
Net loss............................  $(7,900)  $(8,617)  $(6,165)  $(6,347)  $(1,919)     $(1,394)  $(4,657)
                                      =======   =======   =======   =======   =======      =======   =======
Basic and diluted net loss per
  share.............................  $ (9.39)  $ (7.16)  $ (4.30)  $ (4.10)  $ (1.22)     $ (0.89)  $ (2.52)
                                      =======   =======   =======   =======   =======      =======   =======
Shares used in computing basic and
  diluted net loss per share........      841     1,203     1,435     1,549     1,576        1,569     1,851

Pro forma basic and diluted net loss
  per share.........................                                          $ (0.15)               $ (0.35)
                                                                              =======                =======
Shares used in computing pro forma
  basic and diluted net loss per
  share.............................                                           12,708                 13,394

                                                              ----------------------------------
                                                                   AS OF SEPTEMBER 30, 2000
                                                              ----------------------------------
                                                                         (UNAUDITED)
                                                                                       PRO FORMA
                                                                ACTUAL   PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
IN THOUSANDS
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $  7,444   $  7,444      $ 54,024
Working capital.............................................     4,640      4,640        51,220
Total assets................................................    20,878     20,878        67,458
Long-term obligations, less current portion.................     6,567      6,567         6,567
Convertible preferred stock.................................         8         --            --
Common stock................................................         2         14            18
Additional paid-in capital..................................    61,088     61,084       107,660
Accumulated deficit.........................................   (47,554)   (47,554)      (47,554)
Deferred compensation.......................................    (5,414)    (5,414)       (5,414)
Total stockholders' equity..................................     8,126      8,126        54,706

                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING OUR COMMON STOCK. INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCURS, WE MAY NOT BE ABLE TO CONDUCT OUR BUSINESS AS CURRENTLY PLANNED AND OUR FINANCIAL CONDITION AND OPERATING RESULTS COULD BE SERIOUSLY HARMED. IN ADDITION, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO THE OCCURRENCE OF ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. PLEASE READ "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS."

RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF NET LOSSES, AND WE EXPECT TO CONTINUE TO INCUR NET LOSSES AND MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY

We have incurred net losses in each year since our inception in December 1992, including a net loss of $1.9 million for the year ended December 31, 1999 and a net loss of $4.7 million for the nine months ended September 30, 2000. As of September 30, 2000, we had an accumulated deficit of approximately $47.6 million. We are unsure if or when we will become profitable. The size of our net losses will depend, in part, on the growth rate of our revenues and the level of our expenses.

We derive substantially all of our revenues from payments from corporate collaborations, and will continue to do so for the foreseeable future. We expect that it will be several years, if ever, before we will recognize revenue from product candidate sales or royalties. A large portion of our expenses are fixed, including expenses related to facilities, equipment and personnel. In addition, we expect to spend significant amounts to fund research and development and to enhance our core technologies. As a result, we expect that our operating expenses will increase significantly over the next several years and, consequently, we will need to generate significant additional revenue to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a consistent basis.

WE WILL LIKELY NEED TO RAISE ADDITIONAL FUNDS IN THE FUTURE. IF WE ARE UNABLE TO OBTAIN THE FUNDS NECESSARY TO CONTINUE OUR OPERATIONS, WE MAY BE REQUIRED TO DELAY, SCALE BACK OR ELIMINATE ONE OR MORE OF OUR PRODUCT DEVELOPMENT OR RESEARCH PROGRAMS

Our future capital requirements will be substantial. We believe that the net proceeds from this offering and the sale of the shares to Warner-Lambert concurrent with this offering and also upon showing that we have established a process for the production of bulk product for pivotal clinical studies, existing cash and short-term investments and anticipated cash flow from our current corporate collaborations will be sufficient to support our operations for approximately 24 months. We expect that significant additional financing will be required in the future, which we may seek to raise through public or private equity offerings, debt financing, additional strategic alliances and licensing arrangements or some combination of these financing alternatives. Additional financing may not be available to us when needed, or it may be on terms unfavorable to us. To the extent that we raise additional capital by issuing equity or convertible securities, your ownership would be diluted. If we cannot find adequate financing when needed, we may be required to significantly curtail one or more of our research and development programs or to obtain funds through agreements with corporate collaborators or others that may require us to surrender rights to some of our technologies or potential product opportunities, or to grant licenses on terms that are not favorable to us, any of which could negatively impact our operations and prevent us from achieving our business objectives.

OUR QUARTERLY REVENUES AND RESULTS OF OPERATIONS FLUCTUATE AND ARE DIFFICULT TO PREDICT, AND, IF OUR RESULTS ARE BELOW THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS, THE PRICE OF OUR COMMON STOCK MAY DECLINE

Our quarterly revenues and operating results have fluctuated significantly in the past and are likely to do so in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of factors that could cause our operating results to fluctuate. These fluctuations could cause our stock price to fluctuate significantly or decline. If revenue in a particular period does not meet expectations, we may not be able to adjust significantly our level of expenditures in such period, which would have an adverse effect on our operating results. We believe that quarterly comparisons of our financial results will not necessarily be a meaningful indication of future performance. Given these factors, in some future quarter or quarters our operating results may be below the expectations of public market analysts and investors. In such event, the price of our common stock could be materially and adversely affected.

WE ARE AN EARLY STAGE COMPANY DEPLOYING UNPROVEN TECHNOLOGIES, AND WE MAY NEVER BE ABLE TO DEVELOP, GET REGULATORY APPROVAL OF OR MARKET ANY OF OUR PRODUCT CANDIDATES

You must evaluate us in light of the uncertainties and complexities affecting an early stage biotechnology company. Gene-based therapy is a new and rapidly evolving medical approach which has not been shown to be effective on a widespread basis. Biotechnology and pharmaceutical companies have successfully developed and commercialized only a limited number of gene-based products to date. In addition, no gene therapy product has received regulatory approval in the United States or internationally. We also have only limited data relating to the safety and effectiveness of our product candidates or delivery systems. To date, none of our product candidates has been approved for sale in the United States or elsewhere. Our lead product candidate, BIOBYPASS angiogen, is in Phase II clinical trials. We may be unable to develop products or delivery systems that:

- prove to be safe and effective;

- meet applicable regulatory standards;

- are capable of being manufactured at reasonable costs;

- do not infringe the intellectual property rights of third parties;

- are superior to products offered by third parties; or

- can be marketed successfully.

Gene-based products may be susceptible to various risks, including undesirable and unintended side effects from genes or the delivery systems, unintended immune responses, inadequate therapeutic efficacy or other characteristics that may prevent or limit their approval or commercial use. Successful products require significant development and investment, including a lengthy and uncertain period of testing to show their safety and effectiveness before their regulatory approval or commercialization. We have not proven our ability to develop, obtain regulatory approval of or commercialize gene-based products. We may be unable to successfully select those genes with the most potential for commercial development.

WE ARE RELYING ON OUR COLLABORATIVE RELATIONSHIP WITH WARNER-LAMBERT TO DEVELOP AND COMMERCIALIZE OUR BIOBYPASS ANGIOGEN; IF WARNER-LAMBERT TERMINATES ITS AGREEMENT WITH US, WE MAY NOT BE ABLE TO CONTINUE TESTING AND DEVELOPING BIOBYPASS ANGIOGEN

We entered into a corporate collaboration with Warner-Lambert to conduct research, development, marketing, commercialization and some manufacturing activities relating to gene-based product candidates incorporating the VEGF gene for use in forming new blood vessels to treat insufficient blood flow in the vessels of the heart and legs. As a result, we are substantially dependent on Warner-Lambert for the continued development, funding, and commercial success of any of our therapeutic angiogenesis product candidates, including BIOBYPASS angiogen. In June 2000, Pfizer Inc. acquired Warner-Lambert, and Warner-Lambert became a wholly-owned subsidiary of Pfizer. We understand that Pfizer will be integrating the Warner-Lambert portfolio with its own. Warner-Lambert is currently continuing under the agreement and has carried out its obligations since the acquisition. Because of the acquisition, however, our relationship with the new combined company may not be as strong as our relationship with Warner-Lambert was in the past. Pfizer could cause Warner-Lambert to devote fewer resources to the research, development, manufacturing and commercialization of the product candidates that are the subject of our collaboration. In addition, Pfizer could cause Warner-Lambert to change the nature of the BIOBYPASS program.

Warner-Lambert may terminate, or Pfizer may require Warner-Lambert to terminate, the research and development funding program under the agreement on six months prior written notice, in which event Warner-Lambert would have no further research and development funding obligation to us. In addition, Warner-Lambert may terminate the development of a collaboration product for safety or efficacy concerns. It may also terminate the agreement for breach.

This collaboration accounted for approximately 96% of our revenues in 1999. In addition, payments from Warner-Lambert are expected to constitute a substantial portion of our revenues for the next several years. If Warner-Lambert were to terminate its agreement with us or otherwise fail to conduct its collaborative activities successfully and in a timely manner, the clinical development or commercialization of BIOBYPASS angiogen, or any other potential therapeutic angiogenesis product candidates being developed in collaboration with Warner-Lambert, could be delayed or terminated.

WE HAVE ENCOUNTERED DELAYS IN ENROLLING PATIENTS IN OUR PHASE II CLINICAL STUDIES AND MAY ENCOUNTER FURTHER DIFFICULTIES IN OUR BIOBYPASS ANGIOGEN CLINICAL TRIALS, WHICH MAY DELAY OR PRECLUDE THE COMMERCIAL USE OF BIOBYPASS ANGIOGEN

We have begun Phase II clinical trials of BIOBYPASS angiogen for the treatment of insufficient blood flow in the vessels of the heart and the legs. In order to commercialize BIOBYPASS angiogen for these diseases or other indications, we must obtain regulatory approvals for each indication. To obtain regulatory approvals, we must, among other requirements, complete clinical trials showing that BIOBYPASS angiogen is safe and effective for a particular indication. Current or future clinical trials may show that BIOBYPASS angiogen is not safe or effective. We have encountered some delays to date in enrolling patient candidates for clinical trials. Any future delays or difficulties we encounter in our BIOBYPASS angiogen clinical trials may delay or preclude the commercialization of BIOBYPASS angiogen, which may negatively affect our operations and cause our stock price to decline, perhaps significantly. In addition, we or the U.S. Food and Drug Administration, or FDA, might delay or halt any of our clinical trials of BIOBYPASS angiogen at any time for various reasons, including:

- presence of unforeseen adverse side effects of BIOBYPASS angiogen or its delivery system;

- death of patients during a clinical trial, even though those deaths may not have been caused by BIOBYPASS angiogen;

- BIOBYPASS angiogen's failure to be more effective than current therapies;

- BIOBYPASS angiogen's failure to be effective at all;

- longer than expected time required to determine whether BIOBYPASS angiogen is effective;

- failure to enroll a sufficient number of patients in our clinical trials; or

- our failure to produce sufficient quantities of BIOBYPASS angiogen to complete the trials.

WE HAVE NOT INITIATED CLINICAL TRIALS FOR ALL OUR PRODUCT CANDIDATES, AND IF WE FAIL TO ADEQUATELY SHOW THE SAFETY AND EFFICACY OF OUR PRODUCT CANDIDATES, WE WILL NOT BE ABLE TO OBTAIN FDA APPROVAL OF OUR PRODUCT CANDIDATES

We face the risks of failure involved in developing therapies based on new technologies. We will need to conduct significant additional research and animal testing, referred to as preclinical testing, before any of these product candidates can advance to clinical trials. It may take us many years to complete preclinical testing and clinical trials, and failure could occur at any stage of testing. Acceptable results in early testing or trials may not be repeated later. Not all products in preclinical testing or early stage clinical trials will become approved products. Before we can file applications with the FDA for product approval, we must show that a particular product candidate is safe and effective. Our failure to adequately show the safety and efficacy of our product candidates would prevent FDA approval of our product candidates. Our product development costs will increase if we experience delays in testing or regulatory approvals or if we need to perform more or larger clinical trials than planned. If the delays are significant, they could negatively affect our financial results and the commercial prospects for our product candidates.

OUR ABILITY TO DEVELOP, OBTAIN REGULATORY APPROVAL OF AND COMMERCIALIZE OUR POTENTIAL PRODUCTS DEPENDS ON COLLABORATIONS WITH OTHER COMPANIES. IF WE ARE UNABLE TO RENEW EXISTING COLLABORATIONS AND FIND NEW COLLABORATORS IN THE FUTURE, WE MAY NOT BE ABLE TO DEVELOP OUR TECHNOLOGIES OR PRODUCTS

Since we do not currently have the resources necessary to develop and commercialize potential products that may result from our technologies, or the resources to complete any approval processes which may be required for these products, we enter into collaborative agreements to develop, obtain regulatory approval and commercialize products. We have entered into collaborative agreements with other companies to fund the development of products for specific purposes. These contracts will expire after a fixed period of time. For example, we have entered into a collaboration agreement with the Warner-Lambert Company to research, develop and commercialize gene-based products incorporating the VEGF gene for the treatment of insufficient blood flow in vessels of the heart and legs. Under the agreement, Warner-Lambert's research and development funding obligations to us extend through July 2002. We have also established a collaboration with Fuso Industries, Ltd. to conduct research and to identify, evaluate and develop gene therapy products for the treatment of cancer. This agreement expires in 2002. Please refer to "Business--Strategic Alliances" for more information about these agreements. If our collaborations are not renewed or if we do not enter into new collaborative agreements, we may not be able to develop our technologies and we may be unable to commercialize our products.

We cannot control the resources that any collaborator may devote to our products. Our present or future collaborators may not perform their obligations as expected. These collaborators may breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully and in a timely manner. In addition, our collaborators may elect not to develop products arising out of our collaborative arrangements or to devote sufficient resources to the development, regulatory approval, manufacture, marketing or sale of these products. If any of these events occur, we may not be able to develop our technologies or commercialize our products.

An important part of our strategy involves conducting multiple product development programs. We may pursue opportunities in fields that conflict with those of our collaborators. In addition, disagreements with our collaborators could develop over rights to our intellectual property. Any conflict with our collaborators could reduce our ability to obtain future collaboration agreements and negatively impact our relationship with existing collaborators. A conflict could also lead to delays in collaborative research, development, regulatory approval or commercialization of various products or could require or result in litigation or arbitration, which would be time consuming and expensive and could have a significant negative impact on our business, financial condition and results of operations.

OUR COLLABORATION AGREEMENTS MAY PROHIBIT US FROM CONDUCTING RESEARCH IN AREAS THAT MAY COMPETE WITH OUR COLLABORATION PRODUCTS; THIS COULD NEGATIVELY AFFECT OUR ABILITY TO DEVELOP PRODUCTS AND, ULTIMATELY, FROM ACHIEVING A CONTINUING SOURCE OF REVENUES

Some of our corporate or academic collaborators are conducting multiple product development efforts within each disease area that is the subject of the collaboration with us. Generally, we have agreed not to conduct independently or with any third party, any research that is competitive with the research conducted under our collaborations. Therefore, our collaborations may have the effect of limiting the areas of research that we may pursue, either alone or with others. Our collaborators, however, may develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of their collaborations with us. For example, under our 1997 collaboration agreement with Warner-Lambert, both Warner-Lambert and GenVec are restricted in commercializing products for the treatment of coronary artery disease and peripheral vascular disease outside of our collaboration that are similar to the products developed within our collaboration. However, Warner-Lambert has and continues to develop and sell products for the treatment of cardiovascular disease that might compete with or decrease the medical need for products developed within our collaboration. In addition, competing products, either developed by the collaborators or to which the collaborators have rights, may result in their withdrawal of support for our product candidates.

Generally under our academic collaborations, we retain the right to exclusively license any technologies developed using funding we provided. If we elect to not license a particular technology, the academic collaborator is typically free to use the technology for any purpose, including the development and commercialization of products that might compete with our product.

BECAUSE WE OR OUR COLLABORATORS MUST OBTAIN REGULATORY APPROVAL TO MARKET OUR PRODUCTS IN THE UNITED STATES AND NON-U.S. JURISDICTIONS, WE CANNOT PREDICT WHETHER OR WHEN WE WILL BE PERMITTED TO COMMERCIALIZE OUR PRODUCTS

The pharmaceutical industry is subject to stringent regulation by a wide range of authorities. We cannot predict whether we or our collaborators will obtain regulatory approval for any product we develop. No one can market a pharmaceutical product in the United States until it has completed rigorous preclinical testing and clinical trials of the product and an extensive regulatory approval process implemented by the FDA. To date, neither the FDA nor any other regulatory agency has approved a gene therapy product for sale in the United States or internationally. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use. Before commencing clinical trials, we must submit to and receive approval from the FDA of an Investigational New Drug application. Clinical trials are subject to oversight by Institutional Review Boards and the FDA. Clinical trials are also subject to:

- informed consent;

- good clinical practices;

- continuing FDA oversight;

- potentially large numbers of test subjects; and

- potential suspension by us, our collaborators or the FDA at any time if it is believed that the subjects participating in these trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the Investigational New Drug application or the conduct of these trials.

We may encounter delays or rejections in the regulatory approval process because of additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against our product candidates or us. If regulatory approval of a product is granted, this approval will be limited to those disease indications for which the product has shown through clinical trials to be safe and effective. The FDA also strictly regulates promotion and labeling after approval. Outside the United States, our ability to market a product is contingent upon receiving clearances from the appropriate regulatory authorities. This non-U.S. regulatory approval process includes all of the risks associated with FDA clearance described above.

IF WE OR OUR COLLABORATORS ARE UNABLE TO MANUFACTURE OUR PRODUCTS IN SUFFICIENT QUANTITIES OR ARE UNABLE TO OBTAIN REGULATORY APPROVALS FOR OUR MANUFACTURING FACILITY, WE MAY BE UNABLE TO MEET DEMAND AND LOSE POTENTIAL REVENUES

Completion of our clinical trials and commercialization of our product candidates require access to, or development of, facilities to manufacture a sufficient supply of our product candidates. We have limited experience manufacturing any of our proposed products in the volumes that will be necessary to support large-scale clinical trials or commercial sales. We intend to transfer our production and assay technology to Warner-Lambert's newly constructed pilot manufacturing facility in Dublin, Ireland by the end of this year, in connection with Warner-Lambert's obligation to manufacture BIOBYPASS angiogen. If we or our collaborators are unable to manufacture our product candidates in clinical or, when necessary, commercial quantities, then we will need to rely on third-party manufacturers to manufacture compounds for clinical and commercial purposes.

These third-party manufacturers must receive FDA approval before they can produce clinical material or commercial product. Our products may be in competition with other products for access to these facilities and may be subject to delays in manufacture if third parties give other products greater priority than ours. In addition, we may not be able to enter into any necessary third-party manufacturing arrangements on acceptable terms, or on a timely basis. There are very few contract manufacturers who currently have the capability to produce our proposed products, and the inability of any of these contract manufacturers to deliver our required quantities of product candidates timely and at commercially reasonable prices would negatively affect our operations.

Before we or our collaborators can begin commercially manufacturing any of our product candidates, we or our collaborators must obtain regulatory approval of our manufacturing facility and process. Manufacturing of our proposed products must comply with the FDA's current Good Manufacturing Practices requirements, commonly known as cGMP, and non-U.S. regulatory requirements. The cGMP requirements govern quality control and documentation policies and procedures. In complying with cGMP and non-U.S. regulatory requirements, we will be obligated to expend time, money and effort in production, recordkeeping and quality control to assure that the product meets applicable specifications and other requirements. We or our collaborators must also pass a pre-approval inspection before FDA approval. If we or our collaborators fail to comply with these requirements, our product candidates would not be approved. If we or our collaborators failed to comply with these requirements after approval, we would be subject to possible regulatory action and may be limited in the jurisdictions in which we are permitted to sell our products. The FDA and non-U.S. regulatory authorities also have the authority to perform unannounced periodic inspections of our manufacturing facility to ensure compliance with cGMP and non-U.S. regulatory requirements.

We intend to develop our own manufacturing capability, which will require significant resources and will be subject to ongoing government approval and oversight. Our efforts may not be successful.

IF SUCCESSFUL LARGE-SCALE MANUFACTURING OF GENE-BASED THERAPIES IS NOT POSSIBLE, WE MAY BE UNABLE TO MANUFACTURE ENOUGH OF OUR PRODUCT CANDIDATES TO ACHIEVE REGULATORY APPROVAL OR MARKET OUR PRODUCTS

Successful large-scale manufacturing of gene-based therapy products has been shown by very few companies, and it is anticipated that significant process development changes will be necessary for the commercial process. We may be unable to manufacture commercial-scale quantities of gene-based therapy products, or receive appropriate governmental approvals on a timely basis or at all. Failure to successfully manufacture or obtain appropriate government approvals on a timely basis would prevent us from achieving our business objectives.

WE MAY EXPERIENCE DIFFICULTIES OR DELAYS IN PRODUCT MANUFACTURING WHICH ARE BEYOND OUR CONTROL AND COULD HARM OUR BUSINESS, BECAUSE WE RELY ON THIRD-PARTY MANUFACTURERS

We currently expect to produce our product candidates through third-party manufacturers. Problems with any manufacturing processes could result in product defects, which could require us to delay shipment of products or recall products previously shipped. In addition, any prolonged interruption in the operations of our or a third party's manufacturing facilities could result in the cancellation of shipments. A number of factors could cause interruptions, including equipment malfunctions or failures, or damage to a facility due to natural disasters or otherwise. Because our manufacturing processes are or are expected to be highly complex and subject to a lengthy FDA approval process, alternative qualified production capacity may not be available on a timely basis or at all. Difficulties or delays in our manufacturing could increase our costs and damage our reputation.

The manufacture of pharmaceutical products can be an expensive, time-consuming, and complex process. Manufacturers often encounter difficulties in scaling-up production of new products, including problems involving the transfer of manufacturing technology, production yields, quality control and assurance, and shortages of personnel. Delays in formulation and scale-up to commercial quantities could result in additional expense and delays in our clinical trials, regulatory submissions and commercialization.

WE RELY ON ONLY ONE SUPPLIER FOR SOME OF OUR MANUFACTURING MATERIALS. ANY PROBLEMS EXPERIENCED BY ANY OF THESE SUPPLIERS COULD NEGATIVELY AFFECT OUR OPERATIONS

We rely on third-party suppliers and vendors for some of the materials used in the manufacture of our product candidates. Some of these materials are available from only one supplier or vendor. Currently, we procure raw materials, known as resins, for our product purification and testing methods from Applied Biosystems. We also obtain nutrients we use to support the growth of microorganisms or other cells from JRH Biosciences, Inc. Any significant problem experienced by one of our sole-source suppliers could result in a delay or interruption in the supply of materials to us until such supplier resolves the problem or an alternative source of supply is located. Any delay or interruption would likely lead to a delay or interruption of manufacturing operations, which could negatively affect our operations.

WE FACE SUBSTANTIAL COMPETITION FROM OTHER COMPANIES AND RESEARCH INSTITUTIONS THAT ARE DEVELOPING PRODUCTS TO TREAT THE SAME DISEASES THAT OUR PRODUCT CANDIDATES TARGET, AND WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY

We compete with pharmaceutical and biotechnology companies which are pursuing other forms of treatment for the diseases BIOBYPASS angiogen and our other product candidates target. We may also face competition from companies that may develop internally or acquire competing technology from universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions which may prevent or limit our product commercialization efforts.

Some of our competitors are established companies with greater financial and other resources than we have. We expect that competition in our business will intensify. Our competitors may succeed in:

- identifying important genes or delivery mechanisms before us;

- developing products or product candidates earlier than we do;

- forming collaborations before we do, or precluding us from forming collaborations with others;

- obtaining approvals from the FDA or other regulatory agencies for such products more rapidly than we do;

- developing and validating manufacturing processes more rapidly than we do;

- obtaining patent protection or other intellectual property rights that would limit our ability to use our technologies or develop products; or

- developing products that are safer or more effective than those we develop or propose to develop.

While we seek to expand our technological capabilities to remain competitive, research and development by others may render our technology or product candidates obsolete or noncompetitive or result in treatments or cures superior to any therapy developed by us.

RISKS RELATED TO OUR INDUSTRY

IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OUR COMPETITORS MAY BE ABLE TO TAKE ADVANTAGE OF OUR RESEARCH AND DEVELOPMENT EFFORTS TO COMPETE WITH US

Our commercial success will depend in part on obtaining patent protection for our products and other technologies and successfully defending these patents against third party challenges. Our patent position, like that of other biotechnology firms, is highly uncertain and involves complex legal and factual questions. The biotechnology patent situation in the United States and other countries is uncertain and is currently undergoing review and revision. Changes in, or different interpretations of, patent laws in the United States and other countries might allow others to use our discoveries or to develop and commercialize our products without any compensation to us.

Our ability to develop and protect a proprietary position based on biotechnological innovations and technologies involving genes and gene-based therapy, delivery systems, production, formulations and the like, is particularly uncertain. The U.S. Patent and Trademark Office, as well as patent offices in other countries, have often required that patent applications concerning biotechnology-related inventions be limited or narrowed substantially. Our disclosures in our patent applications may not be sufficient to meet the statutory requirements for patentability in all cases. In addition, other companies or institutions possess issued patents and have filed and will file patent applications that cover or attempt to cover genes, vectors, cell lines, and methods of making and using gene-based therapy products that are the same as or similar to the subject matter of our patent applications. For example, while we have pending patent applications pertaining to various types of adenovectors that cannot reproduce themselves, adenovectors modified to alter cell binding characteristics and special cell lines used to grow adenovectors, we are aware of issued patents and pending patent applications of other companies and institutions relating to the same subject matter. Patents and patent applications of third parties may have priority over our issued patents and our pending or yet to be filed patent applications. Proceedings before the U.S. Patent and Trademark Office and other patent offices to determine who properly lays claim to inventions are costly and time consuming, and we may not win in any such proceedings.

The issued patents we already have or may obtain in the future may not provide commercially meaningful protection against competitors. Other companies or institutions may challenge our or our collaborators' patents in the United States and other countries. In the event a company, institution or researcher infringes upon our or our collaborators' patent rights, enforcing these rights may be difficult and can be expensive and time consuming, with no guarantee that our or our collaborators' patent rights will be upheld. Others may be able to design around these patents or develop unique products providing effects similar to our products. Thus, for example, although we have an issued U.S. patent broadly covering stocks of adenovectors that cannot reproduce themselves, our competitors may find ways to get around this patent. In addition, our competitors may legally challenge our patent and it may be held to be invalid. In addition, various components used in developing gene-based therapy products, such as particular genes, vectors, promoters, cell lines and construction methods, used by others and us are available to the public. As a result, we are unable to obtain patent protection with respect to such components, and third parties can freely use such components. Third parties may develop products using such components that compete with our potential products. Also, with respect to some of our patentable inventions, we or our collaborators have decided not to pursue patent protection outside the United States. Accordingly, our competitors could develop, and receive non-U.S. patent protection for gene-based therapies or technologies for which we or our collaborators have or are seeking U.S. patent protection. Our competitors may be free to use these gene-based therapies or technologies outside the United States in the absence of patent protection.

Where we believe patent protection is not appropriate we rely to a limited extent on trade secrets to protect our technology. However, trade secrets are difficult to protect. While we have entered into confidentiality agreements with employees and collaborators, we may not be able to prevent the disclosure of our trade secrets. In addition, other companies or institutions may independently develop substantially equivalent information and techniques.

IF OUR POTENTIAL PRODUCTS CONFLICT WITH INTELLECTUAL PROPERTY RIGHTS OF COMPETITORS, UNIVERSITIES OR OTHERS, THEN WE MAY BE PREVENTED FROM DEVELOPING THOSE PRODUCT CANDIDATES

Other companies and institutions have issued patents and have filed and will file patent applications that may issue into patents that cover or attempt to cover genes, vectors, cell lines and methods of making and using gene-based therapy products used in or similar to our product candidates and technologies. For example, we are aware of issued patents and pending patent applications relating to the delivery, including through the use of adenovectors, of medically beneficial substances to the heart and other tissues, similar to our BIOBYPASS angiogen, and special cell lines required for the production of certain adenovectors, including a cell line we use in the production of our BIOBYPASS angiogen. It could be alleged that our BIOBYPASS angiogen conflicts with these patents. We also are aware of other issued patents and pending patent applications that relate to various aspects of our product candidates and systems, and it could be alleged that our product candidates conflict with these patents. We have not conducted freedom to use patent searches on all aspects of our product candidates or potential product candidates, and may be unaware of relevant patents and patent applications of third parties. In addition, those freedom to use patent searches that have been conducted may not have identified all relevant issued patents or all relevant pending patent applications that could issue into patents, particularly in view of the characterizations of the subject matter of issued patents and pending patent applications, as well as the fact that pending patent applications can be maintained in secrecy for a period of time and, in some instances, until issuance as patents.

An issued patent gives rise to a rebuttable presumption of validity under U.S. law and the laws of some other countries. The holders of these or other patents could bring legal actions against us or our collaborators for damages or to stop us or our collaborators from using the affected technology, which could limit our ability to develop and commercialize our product candidates. If any of our potential products are found to infringe a patent of a competitor or third party, we or our collaborators may be required to pay damages and to either obtain a license in order to continue to develop and commercialize the potential products or, at the discretion of the competitor or third party, to stop development and commercialization of the potential products. Since we have concentrated our resources on developing only a limited numbers of products, the inability to market one of our products would disproportionately affect us as opposed to a competing company with many products in development.

We believe that there will be significant litigation in our industry regarding intellectual property rights. Many of our competitors have and are continuing to expend significant amounts of time, money and management resources on intellectual property litigation. If we become involved in litigation, it could consume a substantial portion of our resources and could adversely affect our business, financial condition and results of operations, even if we ultimately are successful in such litigation, in view of our limited resources.

IF OUR RIGHT TO USE INTELLECTUAL PROPERTY WE LICENSE FROM OTHERS IS AFFECTED, OUR ABILITY TO DEVELOP AND COMMERCIALIZE OUR PRODUCT CANDIDATES MAY BE HARMED

We rely, in part, on licenses to use some technologies, which are material to our business. For example, to create our product candidates, we combine our vectors with genes intended to produce proteins. For our current product candidates, we have secured licenses to use the VEGF(121), iNOS, TNFa, and PEDF genes. We do not own the patents that underlie these licenses. For these genes, we do not control the enforcement of the patents. We rely upon our licensors to properly prosecute and file those patent applications and to prevent infringement of those patents.

While many of the licenses under which we have rights provide us with exclusive rights in specified fields, the scope of our rights under these and other licenses may be subject to dispute by our licensors or third parties. In addition, our rights to use these technologies and practice the inventions claimed in the licensed patents and patent applications are subject to our licensors abiding by the terms of those licenses and not terminating them.

Any of our licenses may be terminated by the licensor if we are in breach of a term or condition of the license agreement, or if we become insolvent. In addition, some of our licenses require us to achieve specific milestones.

Our product candidates and potential product candidates will require several components that may each be the subject of a license agreement. The cumulative license fees and royalties for these components may make the commercialization of these product candidates uneconomical.

ADVERSE EVENTS IN THE FIELD OF GENE THERAPY MAY NEGATIVELY AFFECT REGULATORY APPROVAL OR PUBLIC PERCEPTION OF OUR PRODUCTS OR PRODUCT CANDIDATES

In September 1999 a patient undergoing gene therapy using an adenoviral vector to deliver a therapeutic gene died as a result of an adverse reaction to the treatment. This death was widely publicized. His family has since filed lawsuits against his doctors and the University of Pennsylvania.

Other patient deaths have occurred in other gene-based clinical trials. These deaths and the resulting publicity surrounding them, as well as any other serious adverse events in the field of gene therapy that may occur in the future, may result in greater governmental regulation of our product candidates and potential regulatory delays relating to the testing or approval of our product candidates. As a result of the incident in September 1999, the United States Senate has commenced hearings to determine whether additional legislation is required to protect volunteers and patients who participate in gene therapy clinical trials. Additionally, the National Institutes of Health and its advisory bodies routinely review the field of gene therapy and issue reports on the adverse events reported by investigators. Any increased scrutiny could delay or increase the costs of our product development efforts or clinical trials.

The commercial success of our product candidates will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human disease. Public attitudes may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. Negative public reaction to gene therapy could result in greater government regulation and stricter clinical trial oversight and commercial product labeling requirements of gene therapies and could cause a decrease in the demand for any products we may develop.

WE MAY BE SUED FOR PRODUCT LIABILITY, WHICH COULD DAMAGE OUR REPUTATION AND EXPOSE US TO UNANTICIPATED COSTS

We, alone or with our collaborators, may be held liable if any product we or our collaborators develop, or any product which is made with the use or incorporation of any of our technologies, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. Regardless of the merit or eventual outcome, product liability claims may result in:

- withdrawal of product candidates from our clinical trials;

- damage to our reputation;

- costs of litigation;

- substantial monetary awards to plaintiffs; and

- decreased demand for our products or product candidates.

Although we currently have and intend to maintain product liability insurance, this insurance may become prohibitively expensive, or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products developed by us or in collaboration with others. If we are sued for any injury caused by our products or our products made in collaboration with others, our liability could exceed our total resources.

WE USE HAZARDOUS CHEMICALS AND RADIOACTIVE AND BIOLOGICAL MATERIALS IN OUR BUSINESS; ANY DISPUTES RELATING TO IMPROPER HANDLING, STORAGE OR DISPOSAL OF THESE MATERIALS COULD BE TIME CONSUMING AND COSTLY

Our research and development processes involve the use of hazardous materials, including chemicals, radioactive and biological materials, and also produces hazardous waste products. Hazardous chemicals used in our processes include, but are not limited to, flammable solvents such as methanol and ethanol, toxic chemicals such as ethidium bromide and formaldehyde, and corrosive chemicals such as acetic acid and sodium hydroxide. We also use several radioactive compounds, including phosphorous-32, carbon-14, sulfur-35, phosphorous-33, iodine-125, hydrogen-3, and chromium-51.

The hazardous biological material used in our research and development activities include human and animal cell lines and viruses, such as adenoviruses, and animals infected with human viruses. Some of the biological material may be novel, including viruses with novel properties. We cannot eliminate the risk of accidental contamination or discharge or injury from these materials. Federal, state, and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, these hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development or production efforts.

Although we have general liability insurance, these policies contain exclusions from insurance against claims arising from pollution from chemical or radioactive materials. Our collaborators are working with these types of hazardous materials in connection with our collaborations. In the event of a lawsuit or investigation, we could be held responsible for any injury we or our collaborators cause to persons or property by exposure to, or release of, any hazardous materials. However, we believe that we are currently in compliance with all applicable environmental and occupational health and safety regulations.

RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE, LIKE THAT OF MANY BIOTECHNOLOGY COMPANIES, IS LIKELY TO BE EXTREMELY VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL OFFERING PRICE

The market prices for securities of biotechnology companies in general have been highly volatile, and the market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of particular companies. In addition, the following factors may have a significant impact on the market price of our common stock:

    - announcements of clinical trial results or new commercial products by us or our competitors;

    - disputes or other developments concerning proprietary rights;

    - developments concerning our strategic alliances, in particular our collaboration with
     Warner-Lambert;

    - publicity regarding actual or potential medical results with respect to products by us, our corporate collaborators or our competitors;

    - regulatory developments in both the United States and foreign countries;
      and

    - public concern as to the safety and efficacy of new technologies.

SOME OF OUR EXISTING STOCKHOLDERS CAN EXERT CONTROL OVER US, AND MAY NOT MAKE DECISIONS THAT ARE IN THE BEST INTERESTS OF ALL STOCKHOLDERS


After this offering, our directors, executive officers and principal stockholders (greater than 5% stockholders) will together control approximately 51.5% of our common stock (49.8% if the underwriters' over-allotment option is exercised in full). Accordingly, they collectively will have the ability to determine the outcome of most corporate actions requiring stockholder approval, including the election of directors, amendments to our certificate of incorporation and significant corporate transactions. The concentration of ownership may delay or prevent a change in control and might affect the market price of our common stock, even when a change may be in the best interests of all stockholders. They may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders.


WE HAVE VARIOUS MECHANISMS IN PLACE THAT MAY PREVENT A CHANGE IN MANAGEMENT THAT A STOCKHOLDER MIGHT FAVOR

Our certificate of incorporation and bylaws contain provisions that might discourage, delay or prevent a change in management that a stockholder might favor. Among other things, our certificate of incorporation and bylaws:

    - classify our board of directors with staggered, three-year terms, which may lengthen the time required to gain control of our board of directors;

    - provide that only the president or our board may call a special meeting of stockholders;

    - permit removal of directors only for cause and with a vote of 80% of our stockholders;

    - prohibit stockholder action by written consent, which requires all actions to be taken at a meeting of the stockholders;

    - provide that vacancies on our board of directors, including new directorships, may be filled only by the directors then in office; and

    - require super-majority voting to amend the classified board and these other provisions of our certificate of incorporation.

THERE IS A LARGE NUMBER OF SHARES THAT MAY BE SOLD IN THE MARKET FOLLOWING THIS OFFERING, WHICH MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK


If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, the market price of our common stock may decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future. After completion of this offering, we will have outstanding 17,826,268 shares of common stock, assuming no exercise of outstanding options or warrants and no exercise of the underwriters' over-allotment options. Of these shares, the 4,000,000 shares sold in this offering (plus any additional shares sold upon exercise of the underwriters' over-allotment option) will be freely transferable without restriction under the Securities Act of 1933, or the Securities Exchange Act of 1934, unless these shares are purchased by affiliates of the company. Of the remaining 13,826,268 shares of common stock held by existing stockholders, 70,354 shares will be freely tradeable after the offering and 13,755,914 shares will be freely tradeable 180 days after the offering and the expiration of the underwriters' "lock-up" agreement. Please refer to "Shares Eligible for Future Sale" for additional information regarding shares that may be sold in the market after the offering.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks and uncertainties outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We will update forward-looking statements after the date of this prospectus as required by law.

                                USE OF PROCEEDS


We estimate that net proceeds from the sale of the 4,000,000 shares of common stock we are offering, at an assumed initial public offering price of $11.50 per share, will be approximately $41.6 million after deducting the underwriting discounts and estimated offering expenses payable by us. We expect to use the net proceeds as follows:



- approximately $24.0 million for research and development activities, including support of clinical trials;



- approximately $8.0 million for capital expenditures related to equipment purchases and facility expansion; and


- the balance for other general corporate purposes, including possible acquisitions of complementary technology, products or businesses.

The amount and timing of our actual expenditures will depend upon numerous factors, including progress of our product development programs, the number and breadth of these programs, future revenue growth, if any, achievement of milestones under corporate collaborations and licensing arrangements, our ability to establish and maintain corporate collaborations and other arrangements, the progress of the development efforts of our corporate collaborators and the amount of cash, if any, generated by our operations. We have no present understandings, commitments or agreements to enter into any potential acquisitions or investments. Further, the amounts above are only broad estimates and we have not determined with any certainty the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending application of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

We have never paid cash dividends on our common stock or any other securities. We anticipate that we will retain all of our future earnings, if any, for use in the expansion and operation of our business and do not anticipate paying cash dividends in the foreseeable future.

                         CONCURRENT PRIVATE TRANSACTION


Concurrent with the closing of this offering, we plan to sell $5.0 million of our common stock, or 347,826 shares, to Warner-Lambert in a private transaction based on an assumed price per share of $14.375.


We entered into a stock purchase agreement with Warner-Lambert in July 1997 as part of our research, development and collaboration agreement. Pursuant to this agreement, Warner-Lambert will purchase $5.0 million of our common stock simultaneously with or within one day of the closing of our initial public offering, at a per-share price equal to 125% of the initial public offering price.

                                 CAPITALIZATION

The following table summarizes our capitalization at September 30, 2000:

- on an actual basis;

- on a pro forma basis after giving effect to:

    -- the conversion of all outstanding shares of convertible preferred stock into 11,543,092 shares of common stock upon the closing of this offering; and

- on a pro forma as adjusted basis after giving effect to:


    -- the sale of 4,000,000 shares of common stock offered hereby at an assumed initial public offering price of $11.50 per share, after deducting underwriting discounts and estimated offering expenses; and



    -- the sale of 347,826 shares of our common stock to Warner-Lambert at an assumed price of $14.375 per share.



                                                              ----------------------------------
                                                                      SEPTEMBER 30, 2000
                                                                         (UNAUDITED)
                                                              ----------------------------------
                                                                                       PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              -------   ----------   -----------
IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS
Current portion of notes payable and capital lease
  obligations...............................................  $   434   $      434   $       434
                                                              -------   ----------   -----------
Long-term obligations less current portion..................  $ 6,567   $    6,567   $     6,567
                                                              -------   ----------   -----------
Stockholders' equity:
  Convertible preferred stock, $0.001 par value; 7,736,158
    shares authorized, 7,695,402 shares issued and
    outstanding, actual; no shares authorized, issued and
    outstanding, pro forma or pro forma as adjusted.........        8           --            --
  Preferred stock, $0.001 par value; 4,346,861 shares
    authorized, actual; 5,000,000 shares authorized pro
    forma and pro forma as adjusted; no shares issued and
    outstanding, actual, pro forma or pro forma as
    adjusted................................................       --           --            --
  Common stock, $0.001 par value; 50,000,000 shares
    authorized, actual; 60,000,00 shares authorized, pro
    forma and pro forma as adjusted; 2,006,300 shares issued
    and 1,935,350 shares outstanding, actual; 13,549,392
    shares issued and 13,478,442 shares outstanding, pro
    forma; and 17,897,218 shares issued and 17,826,268
    shares outstanding, pro forma as adjusted...............        2           14            18
  Additional paid-in capital................................   61,088       61,084       107,660
  Accumulated deficit.......................................  (47,554)     (47,554)      (47,554)
  Deferred compensation.....................................   (5,414)      (5,414)       (5,414)
  Accumulated other comprehensive income....................       (4)          (4)           (4)
  Treasury stock, at cost, 70,950 common shares.............       --           --            --
                                                              -------   ----------   -----------
    Total stockholders' equity..............................    8,126        8,126        54,706
                                                              -------   ----------   -----------
  Total capitalization......................................  $15,127   $   15,127   $    61,707
                                                              =======   ==========   ===========

This table does not include:

- 3,506,017 shares issuable on the exercise of stock options outstanding as of September 30, 2000, at a weighted average exercise price of $2.88 per share;

- 582,317 shares issuable upon the exercise of warrants outstanding as of September 30, 2000, at a weighted average exercise price of $9.02 per share; and

- 1,056,712 additional shares of common stock that we could issue under our stock option and stock purchase plans as of such date.

This table should be read with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and accompanying notes appearing elsewhere in this prospectus.

                                    DILUTION


The pro forma net tangible book value of our common stock as of September 30, 2000, was approximately $8.1 million, or $0.60 per share of common stock, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into 11,543,092 shares of our common stock, which will occur upon the closing of this offering. After giving effect to the sale of the common stock in this offering at an assumed initial public offering price of $11.50 per share, after deducting the estimated underwriting discounts and estimated offering expenses and the sale of common stock to Warner-Lambert at an assumed price of $14.375 per share, the adjusted pro forma net tangible book value at September 30, 2000, would have been $54.7 million, or $3.07 per share.



Pro forma net tangible book value per share before the offerings has been determined by dividing pro forma net tangible book value (total tangible assets less total liabilities) by the pro forma number of shares of common stock outstanding at September 30, 2000. The offerings will result in an immediate increase in pro forma net tangible book value per share of $2.47 to existing stockholders and an immediate dilution in pro forma net tangible book value per share of $8.43 to new investors who purchase shares of common stock in this offering. Dilution is determined by subtracting pro forma net tangible book value per share after the public offering and the direct offering to Warner-Lambert from the assumed initial public offering price of $11.50 per share. The following table illustrates this dilution on a per share basis:



                                                              -------------------
Assumed initial public offering price per share.............             $  11.50
  Pro forma net tangible book value per share at
    September 30, 2000......................................  $   0.60
  Increase per share attributable to Warner-Lambert
    transaction.............................................      0.35
  Increase per share attributable to new investors..........      2.12
                                                              --------
Pro forma net tangible book value per share after this
  offering and the direct offering to Warner-Lambert........                 3.07
                                                                         --------
Dilution in net tangible book value per share to new
  investors.................................................             $   8.43
                                                                         ========



If the underwriters' over-allotment options are exercised in full, the pro forma net tangible book value per share after the offerings would be $3.34 per share, the increase in net tangible book value per share to existing stockholders would be $2.74 per share and the dilution in net tangible book value per share to new investors would be $8.16 per share.



The following table summarizes, on a pro forma basis, as of September 30, 2000, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by the existing stockholders, by the new investors purchasing shares in this offering and by Warner-Lambert purchasing shares in the direct offering. We have assumed an initial public offering price of $11.50 per share, and we have not deducted estimated underwriting discounts and estimated offering expenses in our calculations.



                                                   ---------------------------------------------------------------
                                                     SHARES PURCHASED        TOTAL CONSIDERATION
                                                   ---------------------   -----------------------   AVERAGE PRICE
                                                       NUMBER    PERCENT         AMOUNT    PERCENT       PER SHARE
                                                   ----------   --------   ------------   --------   -------------
Existing stockholders............................  13,549,392         76%  $ 52,744,349         51%  $        3.89
New investors....................................   4,000,000         22     46,000,000         44           11.50
Warner-Lambert...................................     347,826          2      5,000,000          5          14.375
                                                   ----------   --------   ------------   --------
Total............................................  17,897,218      100.0%  $103,744,349      100.0%           5.80
                                                   ==========   ========   ============   ========   =============


If the underwriters' over-allotment option is exercised in full, the number of shares held by new investors will increase to 4,600,000 shares, or 25%, of the total number of shares of common stock outstanding after this offering.

The calculation of net tangible book value and other computations above do not assume exercise of options and warrants outstanding at September 30, 2000. As of September 30, 2000, there were 3,506,017 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $2.88 per share and 582,317 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $9.02 per share. If any of these options or warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

The statements of operations data for each of the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999, have been derived from our audited financial statements included elsewhere in this prospectus that have been audited by KPMG LLP, independent public accountants. The statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 have been derived from our audited financial statements not included in this prospectus. The pro forma net loss per share data reflects the automatic conversion of our outstanding convertible preferred stock upon closing of this offering. Financial data as of September 30, 2000, and for the nine month periods ended
September 30, 1999 and 2000 are derived from unaudited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for such periods. Our historical results are not necessarily indicative of results to be expected for any future period. The data presented below have been derived from financial statements that have been prepared in accordance with generally accepted accounting principles and should be read with our financial statements, including the accompanying notes, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                -------------------------------------------------------------------
                                                                                  NINE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                -----------------------------------------------   -----------------
                                   1995      1996      1997      1998      1999      1999      2000
                                -------   -------   -------   -------   -------   -------   -------
                                                                                     (UNAUDITED)
IN THOUSANDS, EXCEPT PER SHARE
  DATA
STATEMENT OF OPERATIONS DATA:
Revenues:
  Ongoing research and
    development support.......  $ 1,005   $   698   $ 3,188   $ 6,750   $14,075   $10,628   $ 7,109
  Contract, license and
    milestone payments........       --        --     2,500     3,000     2,875     2,156     4,231
                                -------   -------   -------   -------   -------   -------   -------
    Total revenues............    1,005       698     5,688     9,750    16,950    12,784    11,340
                                -------   -------   -------   -------   -------   -------   -------
Operating expenses:
  Research and development....    6,460     5,896     8,085    10,592    14,018    10,645    10,639
  General and
    administrative............    2,266     3,915     4,031     5,903     5,428     3,969     5,731
  Purchase of in-process
    technology................      592        --        --        --        --        --        --
                                -------   -------   -------   -------   -------   -------   -------
    Total operating
      expenses................    9,318     9,811    12,116    16,495    19,446    14,614    16,370
                                -------   -------   -------   -------   -------   -------   -------
Loss from operations..........   (8,313)   (9,113)   (6,428)   (6,745)   (2,496)   (1,830)   (5,030)
Other income, net.............      413       496       263       398       577       436       373
                                -------   -------   -------   -------   -------   -------   -------
Net loss......................  $(7,900)  $(8,617)  $(6,165)  $(6,347)  $(1,919)  $(1,394)  $(4,657)
                                =======   =======   =======   =======   =======   =======   =======
Basic and diluted net loss per
  share.......................  $ (9.39)  $ (7.16)  $ (4.30)  $ (4.10)  $ (1.22)  $ (0.89)  $ (2.52)
                                =======   =======   =======   =======   =======   =======   =======
Shares used in computing basic
  and diluted net loss per
  share.......................      841     1,203     1,435     1,549     1,576     1,569     1,851

Pro forma basic and diluted
  net loss per share..........                                          $ (0.15)            $ (0.35)
                                                                        =======             =======
Shares used in computing pro
  forma basic and diluted net
  loss per share..............                                           12,708              13,394

                                 ---------------------------------------------------------------------
                                                  AS OF DECEMBER 31,                             AS OF
                                 ----------------------------------------------------    SEPTEMBER 30,
                                     1995       1996       1997       1998       1999             2000
                                 --------   --------   --------   --------   --------   --------------
                                                                                         (UNAUDITED)
IN THOUSANDS
BALANCE SHEET DATA:
Cash, cash equivalents and
  short-term investments.......  $ 13,880   $  7,725   $  9,364   $  8,919   $ 13,884    $     7,444
Working capital................    13,156      6,378      8,081      5,621      8,348          4,640
Total assets...................    15,226      8,638     10,547     11,721     28,636         20,878
Long-term obligations, less
  current portion..............       527        158         47         --      6,822          6,567
Deferred compensation..........      (944)      (974)    (1,360)      (836)      (850)        (5,414)
Accumulated deficit............   (19,847)   (28,464)   (34,630)   (40,977)   (42,896)       (47,554)
Total stockholders' equity.....    13,691      6,864      4,144      5,280     11,931          8,126

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We develop gene-based products that cause the production of therapeutic proteins at the site of disease. We believe that local production of proteins over a sustained period will allow the proteins to deliver their potential therapeutic benefit while minimizing side effects. Our current areas of focus are cardiovascular disease, particularly coronary artery disease and peripheral vascular disease, oncology and ophthalmology. We are developing BIOBYPASS angiogen as part of our collaboration with Warner-Lambert, under which we may receive more than $100.0 million, excluding royalties, in license fees, research and development funding, milestone payments and equity purchases. As of September 30, 2000, Warner-Lambert had paid us $53.7 million under this collaboration. The following table summarizes actual payments received under our collaboration with Warner-Lambert as of September 30, 2000.

--------------------------------------------------------------------------------

                           ONGOING RESEARCH AND        CONTRACT, LICENSE AND
                           DEVELOPMENT SUPPORT           MILESTONE PAYMENTS
                       ----------------------------   ------------------------
                                            PROCESS      LICENSE     MILESTONE        EQUITY
        YEAR              RESEARCH   DEVELOPMENT(2)      FEES(1)      PAYMENTS     PURCHASES         TOTAL
---------------------  -----------   --------------   ----------   -----------   -----------   -----------
        1997           $ 3,000,000   $          --    $5,000,000   $ 2,000,000   $ 2,000,000   $12,000,000
        1998             6,000,000              --            --     2,000,000            --     8,000,000
        1999             5,500,000       6,250,000     3,750,000            --     8,000,000    23,500,000
  Nine Months Ended
 September 30, 2000      3,500,000       2,250,000            --     2,000,000            --     7,750,000
                       -----------   -------------    ----------   -----------   -----------   -----------
     Total as of
 September 30, 2000    $18,000,000   $   8,500,000    $8,750,000   $ 6,000,000   $10,000,000   $51,250,000
                       ===========   =============    ==========   ===========   ===========   ===========

(1) For financial reporting purposes, the $5.0 million license fee received in July 1997 is being amortized over five years and the $3.75 million license fee received in January 1999 is being amortized over two years based on the terms of the sponsored research and development agreements. As of September 30, 2000, unearned revenue was $2.4 million.

(2) Excludes $1.6 million and $0.8 million in expense reimbursements recognized in 1999 and in the nine months ended September 30, 2000, respectively.

We have generated no product revenues and have funded our operations primarily through the private placement of equity securities and the proceeds of our corporate collaboration agreements. For more information about our collaboration with Warner-Lambert, see "Business -- Strategic Alliances -- Our Collaboration with the Warner-Lambert Company."

Revenues from ongoing research and development support consist of cost-reimbursement activities under our collaboration agreements. We recognize collaborative research and development revenue from these activities as the related expenses are incurred and when we have no future performance obligations.

Contract, license and milestone payments consist of license fees and specific performance-based milestone payments. We recognize contract and license revenue when milestones are met and our specific performance obligations have been satisfied in accordance with the terms of the respective agreements.

Research and development, contract, license and milestone revenue recognized in our financial statements is not subject to repayment.

In accordance with Staff Accounting Bulletin 101, we have deferred recognition of up-front contract or license payments received under our collaboration and license agreements and are amortizing the related unearned revenues over the terms of the collaboration agreements, generally ranging from two to five years. During 1997 and 1999, we received $5.0 million and $3.8 million, respectively, in upfront contract and license fees. Our results of operations included
$0.5 million, $1.0 million and $2.9 million during the years ended 1997, 1998 and 1999, and $2.2 million for the nine months ended September 30, 2000 of amortization of these upfront contract and license fees. As of September 30, 2000, we have unearned revenue of $2.4 million, of which $0.7 million, $1.1 million and $0.6 million will be amortized into income during the remainder of 2000 and in 2001 and 2002, respectively.

Our results of operations for the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 2000 included $2.0 million in milestone revenues recognized in each of these periods. Our results of operations in the future may fluctuate based upon the timing and progress of developmental efforts resulting in performance-based milestone payments.

We expect our sources of revenue for the next several years to consist primarily of payments under corporate collaborations and interest income. We will not receive revenue from product sales until one or more of our product candidates are commercialized. In order to accelerate product commercialization and finance our research and development activities, we are currently engaged in and are actively seeking collaborations with leading pharmaceutical and biotechnology companies.

We have incurred operating losses each year since inception and, as of September 30, 2000, had an accumulated deficit of approximately $47.6 million. Our losses have resulted principally from costs incurred in research and development and from general and administrative activities. Research and development expenses consist primarily of salaries and related personnel costs, sponsored research costs, patent costs, technology access fees and other expenses related to our product development and research programs. We expense our research and development costs as they are incurred. General and administrative expenses consist primarily of salaries and related expenses for executive, finance and other administrative personnel, professional fees and other corporate expenses including business development and general legal activities. We expect to incur substantial additional operating losses for at least the next few years as a result of increases in our expenses for research and development activities.

Our quarterly operating results will depend upon many factors. These factors include variations in payments received or made by us under strategic alliances, which include milestone payments, royalties, license fees and other revenues, our ability to maintain and establish corporate collaborations and the amount and timing of operating expenses relating to research and development, preclinical testing and clinical trials. As a consequence, our quarterly operating results have fluctuated in the past and are likely to do so in the future.

Through September 30, 2000, we had recorded an aggregate of $9.0 million of deferred compensation expense resulting from the granting of stock options to employees, directors or consultants covering shares of our common stock, which stock options had exercise prices below the fair value of the underlying common stock at the date of their grant. Net of prior amortization, net deferred compensation of $5.4 million at September 30, 2000 will be amortized over the vesting periods of the respective options, typically four years. We anticipate recording total compensation charges resulting from the amortization of the deferred compensation expense recorded as of September 30, 2000 approximately as follows: $336,000 in the fourth quarter of 2000, $1,513,000 in 2001, $1,386,000 in 2002, $1,309,000 in 2003 and $871,000 in
2004.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

REVENUES:

ONGOING RESEARCH AND DEVELOPMENT SUPPORT. Ongoing research and development support decreased 33% to $7.1 million in the first nine months of 2000 from $10.6 million in the comparable prior year period primarily as a result of scheduled reductions in research and development support under our collaboration agreement with Warner-Lambert. Revenue from ongoing research and development support in the first nine months of 1999 included additional revenues resulting from an amendment to the collaboration agreement with Warner-Lambert effective January 1, 1999. Pursuant to the amendment, Warner-Lambert received the right, at its expense, to manufacture collaboration products for clinical and commercial sales worldwide, excluding Asia. Before the amendment, we were expending funds to develop manufacturing capability for which we were not entitled to reimbursement. In connection with the amendment, we are entitled to receive additional payments from Warner-Lambert for process development support activities. These payments aggregated $5.0 million in the first nine months of 1999 which included $1.3 million for reimbursement of expenditures incurred by us before 1999. Payments for process development support in the first nine months of 2000 totaled $2.3 million during which time we successfully showed the establishment of a manufacturing process suitable for clinical manufacturing. Over 92% of our ongoing research and development support in the first nine months of 2000 and over 94% in the comparable prior year period were earned under our collaboration agreement with Warner-Lambert.

CONTRACT, LICENSE AND MILESTONE PAYMENTS. Recognition of contract, license and milestone payments increased to $4.2 million in the first nine months of 2000 from $2.2 million in the comparable prior year period. Revenues in 2000 consisted primarily of $2.2 million from the amortization of upfront contract and license fees and a $2.0 million technology success fee related to the development of a production process and testing methods suitable for Phase III clinical trial manufacturing. Revenues in 1999 consisted primarily of $2.2 million from the amortization of upfront contract and license fees.

OPERATING EXPENSES:

RESEARCH AND DEVELOPMENT. Research and development expenses remained relatively stable at $10.6 million in the first nine months of 2000 and 1999. Our research and development activities related to our therapeutic angiogenesis program, other product development programs and research activities relating to our core adenovector systems.

GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 43% to $5.7 million in the first nine months of 2000 from $4.0 million in the comparable prior year period. The increase was primarily attributable to higher levels of expenditures related to legal and consulting fees associated with our new product development initiatives, including acquiring and maintaining our intellectual property portfolio, higher operating expenses related to our new facility and higher compensation charges resulting from the amortization of the deferred compensation expense from stock options granted.

OTHER INCOME. Other income, consisting primarily of interest income, net of interest expense, decreased 14% to $373,000 in 2000 from $436,000 in 1999. The $63,000 decrease was due to increased interest expense related to the financing of our new facility, and lower levels of cash available for investing as compared to 1999.

YEARS ENDED DECEMBER 31, 1999 AND 1998

REVENUES:

ONGOING RESEARCH AND DEVELOPMENT SUPPORT. Ongoing research and development support increased 107% to $14.1 million in 1999 from $6.8 million in 1998 due to the execution of an amendment to our collaboration agreement with Warner-Lambert referred to above. In 1999, we recognized $6.3 million in the form of ongoing development support funding under the amendment which included $1.25 million for reimbursement of process development expenditures incurred by us before the effective date of the amendment. Over 94% of our ongoing research and development support in 1999 and over 88% in 1998 were earned under our collaboration agreement with Warner-Lambert.

CONTRACT, LICENSE AND MILESTONE PAYMENTS. Recognition of contract, license and milestone payments remained relatively constant at $2.9 million in 1999 and $3.0 million in 1998. Revenues of $2.9 million in 1999 resulted from the amortization of upfront contract and license fees. Revenues in 1998 consisted of $1.0 million of amortization of upfront contract and license fees and a $2.0 million milestone payment related to the filing of our Investigational New Drug application for the peripheral vascular disease indication of our BIOBYPASS angiogen project.

OPERATING EXPENSES:

RESEARCH AND DEVELOPMENT. Research and development expenses increased 32% to $14.0 million in 1999 from $10.6 million in 1998. The increase of $3.4 million was attributed to continued growth in our research and development activities related to our therapeutic angiogenesis program, other product development programs and research activities relating to our core adenovector systems.

GENERAL AND ADMINISTRATIVE. General and administrative expenses decreased 8% to $5.4 million in 1999 from $5.9 million in 1998. The decrease was primarily attributable to the one-time expense of $1.2 million for registration and filing fees, printing expenses and legal and accounting fees and expenses associated with a proposed equity offering in 1998 which was withdrawn due to market conditions, partially offset by increases in salaries and benefits as we expanded our management team, and legal fees associated with acquiring and maintaining our intellectual property portfolio.

OTHER INCOME. Other income, consisting primarily of interest income, net of interest expense, increased 45% to $577,000 in 1999 from $398,000 in 1998. The $179,000 increase was due to increases in our cash available for investing as a result of our convertible Series F preferred stock equity financing in December 1998 and payments received under the amendment to our collaboration agreement with Warner-Lambert in the first quarter of 1999.

YEARS ENDED DECEMBER 31, 1998 AND 1997

REVENUES:

ONGOING RESEARCH AND DEVELOPMENT SUPPORT. Ongoing research and development support increased 112% to $6.8 million in 1998 from $3.2 million in 1997. This increase was due to the signing of two collaboration agreements during 1997 -- Warner-Lambert (July 1997) and FUSO Pharmaceuticals

(September 1997). Over 88% of our ongoing research and development support in 1998 and over 94% in 1997 were earned under our collaboration agreement with Warner-Lambert.

CONTRACT, LICENSE AND MILESTONE PAYMENTS. Recognition of contract, license and milestone payments increased 20% to $3.0 million in 1998 from $2.5 million in 1997. Revenues of $3.0 million in 1998 consisted of $1.0 million of amortization of upfront contract and license fees and a $2.0 million milestone payment related to the filing of our Investigational New Drug application for the peripheral vascular disease indication of our BIOBYPASS angiogen project. Revenues in 1997 consisted of $0.5 million of amortization of upfront contract and license fees and a $2.0 million milestone payment related to the filing of our Investigational New Drug application for the coronary artery disease indication of our BIOBYPASS angiogen project.

OPERATING EXPENSES:

RESEARCH AND DEVELOPMENT. Research and development expenses increased 31% to $10.6 million in 1998 from $8.1 million in 1997. The increase of $2.5 million was primarily attributed to growth in our research and development activities related to our therapeutic angiogenesis program and technological development programs.

GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 48% to $5.9 million in 1998 from $4.0 million in 1997. This increase was primarily attributable to the one-time expense of $1.2 million for registration and filing fees, printing expenses and legal and accounting fees and expenses associated with a proposed equity offering in 1998 which was withdrawn due to market conditions, as well as the expansion of our management team and business development activities.

OTHER INCOME. Other income, consisting primarily of interest income, net of interest expense, increased 51% to $398,000 in 1998 from $263,000 in 1997. The $135,000 increase was due to increases in our cash available for investing during 1998.

LIQUIDITY AND CAPITAL RESOURCES

From inception through September 30, 2000, we financed our operations through the private placement of equity securities, payments from corporate collaborators, leases and debt financing. As of September 30, 2000, we have received aggregate gross proceeds of approximately $52.7 million through the private placement of our equity securities, approximately $49.6 million in research and development funding, license fees and milestone payments from corporate collaborators, approximately $3.0 million of equipment capital leases and debt financing and $7.3 million in lease incentives and debt financing associated with our new corporate office and laboratory facility. In addition, upon showing that a process has been established for the production of bulk product at a scale and site for pivotal clinical study, as shown by the preparation of three consecutive lots of the first collaboration product, we will receive an equity-based milestone payment of $5.0 million from Warner-Lambert. Under the terms of our collaboration agreement, Warner-Lambert also has committed to guaranteeing a loan to us in a principal amount of $5.0 million. In 1999, we used $2.5 million of the loan guarantee to assist in the financing of our executive offices and laboratory facility.

As of December 31, 1999, we held $13.9 million in cash and cash equivalents and short-term investments, as compared to $8.9 million as of December 31, 1998. Net cash provided by operating activities was approximately $494,000 in 1999. Net cash used in investing activities was approximately $9.8 million, which consisted principally of the purchases of investment securities and property and equipment offset by the proceeds from the sale of investment securities. Net cash provided by financing activities was approximately $14.7 million, which consisted principally of the proceeds from issuance of preferred stock and proceeds from a financing arrangement for tenant improvements of our research and development facility and corporate offices which we now occupy. We used the proceeds from long-term debt of $7.5 million issued in 1999 to finance leasehold improvements and additional equipment needs as we moved to a new executive office and laboratory facility.

We have contracted with various academic institutions and research organizations to perform research and development activities. We have commitments to pay up to approximately $1.6 million, $1.5 million and $356,000 related to these contracts for the years ended 2000, 2001 and 2002, respectively.

As of September 30, 2000, our net operating loss carryforwards were approximately $39.6 million. If not utilized, our loss carryforwards will begin to expire in 2012. Utilization of our net operating losses to offset future taxable income, if any, may be substantially limited due to "change of ownership" provisions in the Internal Revenue Code of 1986. We have not yet determined the extent to which limitations may have been triggered as a result of past or future financings, including this offering. This annual limitation may result in the expiration of certain net operating losses before their use.

We anticipate that annual expenditures for research and development, including clinical trials, product development and preclinical studies, and general and administrative activities will increase significantly in future years. In the future, our liquidity and capital resources will depend upon, among other things, the level of our research, development, clinical, regulatory and marketing expenses and funding from collaborations.


As of November 30, 2000, we held $5.7 million in cash and cash equivalents and short-term investments. We believe that our cash reserves, the net proceeds from this offering, the sale of shares to Warner-Lambert concurrent with the closing of this offering and also upon showing that we have established a process for the production of bulk product for pivotal clinical studies, and anticipated cash flow from our current corporate collaborations will be sufficient to support our operations for approximately 24 months. Without new corporate collaborations, we would use approximately $40.0 million in capital over the next two years, including approximately $6.0 million for capital expenditures related to expansion of facilities and internal research and development capabilities. We expect that significant additional financing will be required in the future, which we may seek to raise through public or private equity offerings, debt financing, additional strategic alliance and licensing arrangements or some combination of these financing alternatives.


QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

Our exposure to market risk is confined to our cash and cash equivalents which have maturities of less than one year and our investment portfolio. We maintain a portfolio of investment grade government agency notes and corporate bonds and commercial paper. The securities in our investment portfolio are not leveraged, are classified as available-for-sale and are, due to their predominantly short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. As of September 30, 2000, securities totaling
$3.4 million mature in 2001, $1.1 million mature in 2002 and $1.4 million mature in 2003. We do not believe that an increase in market rates would have any significant negative impact on the realizable value of our investment portfolio.

We have operated primarily in the United States and all revenues to date have been received in U.S. dollars. Accordingly, we have not had any material exposure to foreign currency rate fluctuations.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, as amended by SFAS 137 and SFAS 138, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of operations and measure those instruments at fair value. SFAS 133, as amended by SFAS 137 and SFAS 138, is effective for our first quarter in the fiscal year ending December 31, 2001 and we do not expect it to have a material effect on our financial position or results of operations. However, the ultimate impact will depend on the derivative activity that we have at the date of adoption and thereafter.

In December 1999, the Staff of the Securities and Exchange Commission issued a Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements, including the recognition of non-refundable fees received upon entering into arrangements. Our revenue recognition policies are consistent with the provisions of SAB 101 and our financial statements reflect this policy for all periods presented.

                                    BUSINESS

COMPANY OVERVIEW

We develop gene-based products that cause medically beneficial proteins to be produced at the site of disease. We believe that local production of proteins over a sustained period will allow the proteins to have a potential benefit while minimizing the overall toxicity that can occur when large doses of a protein are introduced directly into the body.

Our current areas of focus are diseases of the heart and blood vessels, cancer and diseases of the eye. We are developing products consisting of genes and vehicles, commonly called vectors, that deliver those genes into cells at the site of the disease.

We have specialized in the use and improvement of particular types of vectors called adenovectors. These vectors are derived from adenoviruses, which are viruses that cause ailments such as the common cold. We believe that our adenovector technology allows us to test the therapeutic benefit of genes in a broad range of animal models of human disease. We believe that our technology also allows us to advance our product candidates to human testing, or clinical testing, generally in less time than traditional drug discovery methods.

Since our incorporation in 1992, we have devoted substantially all of our resources to developing various gene-based products and are now focused on our current product candidates.

BACKGROUND

The promise of genomics is that an improved understanding of gene function will lead to increased knowledge of disease and the ability to create new therapies. Genomics information has become an important component of biological research into the cause of human disease. Pharmaceutical and biotechnology companies are using this information to develop new medically beneficial products.

IMPROVING THE UNDERSTANDING OF THE BIOLOGY OF DISEASE. Genes are the essential blueprint for life. Genes produce their effect by making proteins using their DNA sequence as a blueprint. New technologies for life science research and significant financial investment have accelerated the study of the gene structure and function of humans and other organisms. This field of study is generally known as genomics. The majority of this effort has been to identify partial and full gene sequences of the human genome. The first working draft of the complete human genome sequence has recently been completed.

Gene sequences, while important, do not provide sufficient information to determine the function of specific genes. Scientists are now working to understand the function and role of genes in disease. This field of study is referred to as functional genomics. Many techniques are used to determine gene function, including cell culture, biochemical studies and the study of non-mammalian organisms. However, it is often difficult to determine the function of a gene and its potential role in a disease. Vectors provide a means of carrying genes to specific cells in mammals so that the function of specific genes and the proteins whose production they stimulate in a particular tissue may be rapidly and cost effectively assessed for their potential role in the prevention or treatment of disease.

CONVERTING GENOMICS INFORMATION INTO THERAPEUTIC PRODUCTS. Key approaches being used to develop new therapies based on genomics information are identification of new targets for small molecule drugs, the use of proteins and antibodies as drugs and the use of genes to treat disease. While each of these approaches has its particular strengths, with small molecule drugs, proteins and antibodies it is often difficult to maintain sufficient concentrations of the drugs at the site of disease for a long enough period of time to show effectiveness.

THE USE OF PROTEINS AS THERAPEUTIC PRODUCTS. Proteins that regulate biological processes may be candidates to become medically beneficial products. Proteins are widely used in the practice of medicine. In 1999, sales of proteins used to treat human disease in the United States approximated $13 billion. Despite the commercial success of many protein therapies, broad medical use of proteins is limited by the inability to maintain sufficient concentrations of the protein at the site of disease for a period of time long enough to provide a benefit, while minimizing side effects caused by the protein's presence in other, non-target tissues. In addition, production of proteins requires large scale cell culture techniques and highly specialized purification and formulation methods. These requirements can be expensive and time consuming.

OUR SOLUTION

Our solution for creating effective drug therapies is to use genes to produce proteins at the site of disease. This approach provides us with an opportunity to convert genomics discoveries directly into product candidates that harness the powerful potential of proteins in a wide variety of applications. We believe that administering a gene-based product, rather than the protein whose production it stimulates, may also overcome many of the production, speed and cost issues associated with other discovery approaches. Our approach also may result in greater control over the location, timing and amount of therapy. Since high concentrations of the protein are produced only at the site of disease, we anticipate that our new treatments will be effective and well tolerated.

Our product candidates are made up of vectors and genes intended to produce proteins with the potential for medical benefit. To deliver genes for therapeutic applications, we believe the adenovector has the combined advantages of being well tolerated, efficient and flexible, allowing us to create multiple products for a wide variety of diseases. We believe that we can engineer our vectors to achieve useful performance characteristics and that we can produce them in commercial quantities. In addition, we are able to use the same vector technology for functional genomics purposes to help determine the function of a specific gene and to create new drug candidates--reducing the number of steps that are typically involved in developing a new drug.

OUR STRATEGY

Our goal is to lead in the discovery, development and commercialization of innovative gene-based products that address major medical needs. To achieve this goal, we intend to:

- DEVELOP AND COMMERCIALIZE A BROAD PORTFOLIO OF PRODUCTS. We believe that to achieve maximum economic return with acceptable risk, we need to develop and commercialize a broad portfolio of products. Our technology allows us to create product candidates for the treatment of a variety of diseases. We intend to use our technology to create a broad portfolio of products so that we can increase the potential for significant revenues in the future. In order for us to develop and commercialize multiple product candidates at the same time, we intend to establish relationships with other companies. These relationships would provide funding and clinical and marketing resources for the development and commercialization of some of our product candidates. They would also enhance our ability to build our internal capabilities so that we may independently develop and commercialize selected product candidates.

- USE GENOMICS INFORMATION TO IDENTIFY AND CREATE NEW THERAPEUTIC PRODUCT CANDIDATES. The genomics revolution is generating an abundance of information regarding genes and gene function. We intend to use our drug discovery technology to convert this information into product candidates. To help us assess the potential of these genes and select the most promising candidates for development, we will continue to establish alliances with corporations and academic institutions. These relationships facilitate our access to genes, genomics information, models of human disease and other technologies useful for drug discovery purposes.

- SUSTAIN AND EXTEND OUR TECHNOLOGY POSITION IN SAFE, EFFICIENT AND TARGETED GENE DELIVERY. Our core technology enables us to create products that deliver genes that cause local production of therapeutic proteins. We refer to the delivery of our product directly to the site of the disease as "targeted gene delivery." We will continue to enhance our gene delivery capabilities through internal research, collaborations and acquisitions. We expect improvements in our core technology to enhance our drug discovery efforts and lead to additional product candidates. We intend to further strengthen our technologies relating to process development, formulation and manufacturing.

OUR PRODUCT CANDIDATES

We have used our proprietary drug discovery and development technologies to create a portfolio of product candidates that treat a number of major diseases. Our current areas of therapeutic focus include cardiovascular disease, particularly insufficient blood flow in the vessels of the heart and legs, cancer and diseases of the eye. Our existing product candidates use proprietary genes that we have licensed from others.

                        PORTFOLIO OF PRODUCT CANDIDATES

---------------------------------------------------------------------------------------------
                      THERAPEUTIC
PRODUCT CANDIDATE            GENE  INDICATION      PRECLINICAL   PHASE I  PHASE II  PHASE III
-----------------     -----------  ----------      -----------  --------  --------  ---------
BIOBYPASS
  angiogen..........  VEGF(121)
                                   Coronary
                                   Artery
                                   Disease
                                                   ------------------------>

                                   Peripheral
                                   Vascular
                                   Disease
                                                   ------------------------>

TNFerade............  TNFa
                                   Locally
                                   Advanced
                                   Cancers
                                                   --------->
PEDF................  PEDF
                                   Macular
                                   Degeneration
                                                   ------>

                                   Diabetic
                                   Retinopathy
                                                   ------>

GENSTENT............  INOS
                                   Vascular
                                   Damage
                                                   ------>

BIOBYPASS ANGIOGEN

BIOBYPASS angiogen is intended to improve blood flow by stimulating new blood vessel formation in patients with insufficient blood flow in the heart and legs.

Cardiovascular disease is the leading cause of death in the United States and in most other developed countries. In 1999, the American Heart Association ("AHA") estimated that 60 million Americans suffer from cardiovascular disease and that over $185 billion is spent annually on the care and treatment of individuals with this disease. Cardiovascular disease is characterized by insufficient blood flow, or ischemia, which deprives tissues of oxygen and other vital nutrients. Ischemia in the heart can lead to severe pain, impaired heart function and heart attack. Ischemia in the legs can lead to intermittent or chronic pain while at rest, and ultimately, to severe infection, for which amputation of a leg is the only current treatment.

CORONARY ARTERY DISEASE. Approximately 50% of deaths attributable to cardiovascular disease are due to coronary artery disease, or blocked arteries in the heart, which affects more than 12 million patients in the United States. In patients with severe coronary artery disease, angioplasty is often used to open blocked vessels. Angioplasty involves the insertion of an inflatable balloon catheter to physically open a narrowed blood vessel. The AHA estimates that in 1997, the latest date for which data is available, 450,000 angioplasty procedures were performed on patients in the United States at an average cost of $20,000 per procedure. Studies have shown that within seven months following angioplasty, the blood vessel narrows again in 20% to 40% of patients, a process called restenosis. Another option for treating more severe coronary artery disease is coronary artery bypass graft surgery, or CABG, which involves bypassing the diseased artery with a blood vessel taken from another part of the body. The AHA estimates that in 1997 more than 600,000 CABG procedures were performed in the United States at an average cost of $45,000 per procedure. These procedures are highly invasive and frequently need to be repeated. We believe that there is a substantial need for products that are less invasive and provide longer lasting, improved results and reduced deaths in patients undergoing angioplasty or coronary artery bypass surgery. In addition, some coronary artery disease patients are ineligible for angioplasty or coronary bypass procedures. For these patients, new treatments are essential.

PERIPHERAL VASCULAR DISEASE. Peripheral vascular disease is characterized by the progressive deterioration of blood flow to the legs. Approximately 5% of individuals over the age of 50, or 8 million people in the United States, have peripheral vascular disease, resulting in significant medical costs. The cost of surgical procedures used to treat peripheral vascular disease are in excess of $3 billion annually. Current therapies for the treatment of peripheral vascular disease, ranging from changes in lifestyle and exercise programs to angioplasty or blood vessel grafts, generally do not stop the progress of the disease. In addition, peripheral vascular disease patients who have widespread disease or vessels that are too small to access tend to be poor candidates for angioplasty or blood vessel grafts, which is the bypassing of the diseased artery with a blood vessel taken from another part of the body. Vascular surgeons perform approximately 140,000 amputations per year, predominantly for end-stage peripheral vascular disease, in the United States alone.

BIOBYPASS ANGIOGEN. We believe that restoring blood flow to areas of insufficient blood flow through the formation of new blood vessels, a process known as angiogenesis, offers one of the most promising treatments for patients with coronary artery disease and peripheral vascular disease. Angiogenesis, the body's natural response to insufficient blood flow, is triggered by proteins such as VEGF. Providing VEGF to ischemic tissue is intended to enhance the body's normal response and stimulate additional blood vessel formation. Therapeutic use of the protein has been limited however, because the VEGF protein is rapidly cleared by the body and can be toxic when administered generally throughout the body.

Our lead product candidate, BIOBYPASS angiogen, uses one of our proprietary vectors to deliver a proprietary gene, VEGF(121), to cells of the heart or legs. The VEGF protein has a high degree of specificity for the cells involved in new blood vessel formation, thereby reducing the potential for unwanted side effects. We believe that local administration of BIOBYPASS angiogen to the diseased tissue using injection catheters or syringes results in production of VEGF protein where it is needed and avoids the toxicity associated with delivering the protein throughout the body. We have an exclusive worldwide license for all gene therapy products of the VEGF(121) gene from Scios, Inc.

COLLABORATION WITH WARNER-LAMBERT. In July 1997, we entered into a collaboration with the Warner-Lambert Company, which was acquired by Pfizer Inc. in June 2000, to research, develop and commercialize gene-based products incorporating the VEGF gene for the treatment of coronary artery disease and peripheral vascular disease. Under the terms of our collaboration, we granted Warner-Lambert an exclusive, royalty-bearing license to manufacture and sell products resulting from our relationship for the treatment of coronary artery disease and peripheral vascular disease worldwide, excluding Asia. Warner-Lambert has the primary responsibility for clinical development, regulatory approval, manufacturing and commercialization of collaboration products. If we achieve specified milestones, we may receive a total of more than $100 million, excluding royalties, in license fees, research and development funding, milestone payments and equity purchases.

CLINICAL STATUS. BIOBYPASS angiogen has entered Phase II clinical trials to evaluate its potential use in the treatment of coronary artery disease and peripheral vascular disease. Warner-Lambert is conducting the Phase II program. The Phase II clinical studies are designed to be supportive of registration if an application is filed with the FDA for product approval. In our earlier Phase Ib clinical trials, we treated a total of 66 patients by direct injection into the heart and legs and observed that BIOBYPASS angiogen was well tolerated. The initial clinical studies of 31 patients with coronary artery disease, although not placebo-controlled, did include measures of exercise capacity, clinical symptoms, new blood vessel formation and blood flow. The initial clinical study in 35 peripheral vascular disease patients included similar measures and, as in the coronary artery disease studies, supported the initiation of Phase II studies.

The clinical program plans to assess the effectiveness, toleration and dosage of BIOBYPASS angiogen administered through a number of different delivery methods, including:

- endocardial injection, from inside the heart, by interventional cardiologists using a catheter,

- epicardial injection, from outside the heart, by cardiac surgeons using a syringe, and

- intramuscular injection by vascular physicians, including surgeons and vascular medicine physicians, using a syringe.

The table below summarizes the status of the clinical program for BIOBYPASS angiogen.

                      BIOBYPASS ANGIOGEN CLINICAL PROGRAM

------------------------------------------------------------------------------------
                             PHYSICIAN                 PATIENT
INDICATION                   GROUP          STATUS     NUMBER     TRIAL DESIGN(2)
------------------------------------------------------------------------------------
CORONARY ARTERY DISEASE
------------------------------------------------------------------------------------
  EPICARDIAL SYRINGE
    DELIVERY:

    Adjunct to CABG........  Cardiac        Phase         15      Open Label, Dose-
                             Surgeons       Ib--                  Escalation
                                            Completed

    Minimally Invasive       Cardiac        Phase         16      Open Label, Dose-
      Surgery..............  Surgeons       Ib--                  Escalation
                                            Completed

    Minimally Invasive       Cardiac        Phase         70(1)   Randomized,
      Surgery..............  Surgeons       II--                  Controlled vs.
                                            Ongoing               Best Available
                                                                  Treatment

  ENDOCARDIAL INJECTION
    CATHETER DELIVERY:

    Pilot Study............  Interventional Phase         12(1)   Randomized,
                             Cardiologists  Ib--                  Double- blind,
                                            Ongoing               Placebo Controlled
------------------------------------------------------------------------------------

PERIPHERAL VASCULAR DISEASE
------------------------------------------------------------------------------------

    Intramuscular Syringe    Vascular       Phase         35      Open Label, Dose-
      Delivery.............  Physicians     Ib--                  Escalation
                                            Completed

    Intramuscular Syringe    Vascular       Phase        105(1)   Randomized,
      Delivery.............  Physicians     II--                  Double- blind,
                                            Screening             Placebo Controlled
                                            Patients

(1) Targeted patient enrollment numbers

(2) Open Label, Dose-Escalation indicates that the patient receives increasing doses of the study medication in an open label fashion, that is, the physician and the patient both know that the patient received the study medication. In a Randomized, Double-blind, Placebo Controlled study, neither the patient nor the physician administering the treatment knows whether the patient is receiving the study medication or a placebo.

Warner-Lambert is also responsible for the manufacture of BIOBYPASS angiogen for clinical and commercial use in its territories under our collaboration agreement. Warner-Lambert is providing funding for us to develop a manufacturing process and testing methods and to transfer this technology and know-how to its newly constructed pilot manufacturing facility in Dublin, Ireland.

TNFERADE

Cancer is the second leading cause of death in the United States. Approximately 60% of all cancer patients in the U.S. receive radiation therapy as part of their treatment.

We are developing a new product candidate, TNFerade, to provide benefit in conjunction with radiation therapy for cancer. TNFa is a protein with a well-documented anti-cancer effect. The TNFa protein was recently approved for marketing in Europe for the treatment of two types of cancer, sarcoma and melanoma, in the arms and legs. In accordance with this approval, TNFa must be delivered in a manner that requires complex surgery under a general anesthetic to isolate delivery to the limb and avoid the toxicity of TNFa when administered generally throughout the body. This method of administration is applicable to very few cancers and is cumbersome, expensive, and not without risk. TNFerade, which incorporates a proprietary adenovector carrying the gene coding for TNFa, is delivered locally to the tumor site and combined with radiation therapy. We have designed TNFerade so that the maximum gene expression is caused by radiation therapy in order to enhance the local therapeutic effect of TNFa while minimizing toxicity. We licensed rights to the TNFa gene in the United States from Asahi Chemical Industry Co., Ltd.

We have completed preclinical testing and have filed an Investigational New Drug Application for TNFerade in patients with various injectable solid tumors, such as rectal cancer and head and neck cancer. Our preclinical studies indicate that TNFerade enhances the effect of radiation in several animal models of human cancer. For example, in a model of head and neck cancer, TNFerade and radiation were found to have 90% greater tumor shrinkage than either radiation or TNFerade alone. The combined effect of radiation and TNFerade is believed to be related to selective disruption of the blood vessels in the tumor. We observed damage to the blood vessels and rapid tumor death in the tumors but not in the surrounding normal tissues, indicating a selective effect on diseased tissue. We may seek a corporate partner to help us develop and commercialize TNFerade.

PEDF PRODUCT PROGRAM

The leading causes of blindness in the developed world are macular degeneration and diabetic retinopathy, a secondary effect of diabetes. Both macular degeneration and diabetic retinopathy involve an excess growth of abnormal blood vessels in the eye that can lead to blindness. Macular degeneration is a progressive eye disease in which new capillaries grow behind the retina. These capillaries can bleed and scar, damaging light-sensing nerve cells and effectively destroying a large portion of a person's sight. There are approximately 300,000 new cases of "wet" age-related macular degeneration diagnosed in the U.S. annually. In "wet" macular degeneration, the new capillaries leak blood or a fluid into a portion of the eye, which damages vision cells. Current treatments for macular degeneration are only partially effective.

Diabetic retinopathy, the abnormal growth of new blood vessels within the retina, is the leading cause of blindness and visual disability in the United States and Europe. Diabetes is estimated to affect over 120 million people worldwide. Findings suggest that after 15 years of diabetes, 2% of diabetic patients become blind while 10% develop severe visual impairments. Ultimately, many diabetic patients will progress to have diabetic retinopathy. The standard treatment, involving a laser procedure, is often initially effective, but it can damage the retina and surrounding cells and often loses its effectiveness after repeated treatment.

We are developing the PEDF product candidates to treat macular degeneration and diabetic retinopathy. The PEDF product candidates use an adenovector to produce PEDF, the most potent known natural inhibitor of blood vessel growth in the eye. PEDF is a secreted protein that is normally produced in the eye and regulates new blood vessel formation.

In February, we announced the completion of a licensing agreement with the Public Health Service (made up of The National Institutes of Health, the FDA, and the Centers for Disease Control and

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
Prevention) that granted us exclusive rights to use the PEDF gene for all gene therapy applications in the eye. Since then, we have developed preclinical data indicating that administration in the eye of a vector containing the PEDF gene results in substantial inhibition of new vessel formation in the eye in an animal model of human disease. We have also shown that our vectors can be dosed multiple times in the eye and cause the repeat production of protein from the delivered gene. Our product candidates appear to be well tolerated. We may seek a corporate partner to help us develop and commercialize our product candidates from this development program.

GENSTENT

Angioplasty and blood vessel grafts can damage blood vessel walls and lead to abnormal narrowing of the injured vessel. These procedures are often done in patients with coronary artery disease or peripheral vascular disease, and in patients with kidney disease who require dialysis. In these circumstances, damage to blood vessels causes excessive growth of blood vessel cells which contributes to vessel narrowing. The AHA estimates that in 1997, 450,000 angioplasty procedures were performed in the United States. Narrowing of blood vessels occurs in 20% to 40% of these patients within seven months. In addition, more than 200,000 patients in the United States with end-stage kidney disease received dialysis which commonly requires placement of a blood vessel graft. These grafts close prematurely and may only be used for one to three years before they must be replaced.

We are developing GENSTENT, a product candidate that contains the iNOS gene to produce nitric oxide at the site of blood vessel damage. Nitric oxide, a natural regulator of blood vessel function, has the potential to speed the normal healing and prevent unwanted narrowing of damaged blood vessels. We have shown that GENSTENT inhibits the closing of damaged blood vessels in animal models. We use one of our proprietary vectors to efficiently deliver genes to smooth muscle cells in damaged blood vessels. We intend to seek a corporate partner to develop and commercialize GENSTENT. We have an exclusive worldwide license for all gene therapy products for the iNOS gene from the University of Pittsburgh.

OUR DRUG DISCOVERY AND DEVELOPMENT TECHNOLOGY

We have focused on developing technology to effectively and selectively deliver genes to cause the production of proteins at the location needed to treat disease. Using our technology, we believe we can:

- rapidly put genes into vectors to evaluate gene function and usefulness in therapy;

- deliver our product candidates locally to specific organs or cell types to avoid systemic exposure;

- achieve highly efficient gene delivery to target cells with lower dosages;

- control the rate and duration of gene expression directed by our product to allow flexibility in treating different diseases; and

- produce commercial quantities of our products in a stable, easy-to-use form.

In constructing our product candidates, we combine a gene with a vector. We derive our vectors from a naturally occurring virus, called an adenovirus. In humans, adenoviruses reproduce in certain tissues, spread and can cause a form of the common cold. We design our vectors so that they cannot reproduce themselves. We do this to limit toxicity, including unwanted effects on target cells and the surrounding tissue, and to reduce any immune response to our vectors. We have multiple versions of vectors with one or more deleted genes that cannot reproduce themselves. Our intellectual property extends to cover the production of stocks of vectors that do not contain any virus that can reproduce itself.

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
When administered to tissues, our test vectors enter certain cells and produce the protein encoded by the inserted gene. These test vectors can be used for functional genomics purposes to help determine the function of a specific gene and its potential use as a therapy, as well as to create product candidates. The benefits of vectors can be increased measurably for both functional genomics and product development purposes if the vector's ability to enter desired cells and tissues is broadened or specified. Unlike other vector systems, adenovectors have the potential to be readily re-engineered to alter their performance characteristics, including their ability to efficiently deliver genes to a wide range of tissues or to only selected cells in the targeted tissue.

We believe that adenoviruses are an excellent starting point for generating vectors because they are highly efficient methods for delivering genes, can be readily modified and have the following safety characteristics:

- adenoviruses do not integrate into the DNA of the target cell, thereby minimizing the potential for mutations that can occur with other vector systems;

- adenoviruses are naturally eliminated from cells and tissues; and

- vectors derived from adenoviruses have been well tolerated in clinical testing when administered locally. Over 2,000 patients have been treated, with very few serious adverse events related to the vector.

TECHNOLOGY FOR LOCAL DELIVERY AND EXPRESSION OF GENES

USE OF DELIVERY DEVICES. To achieve local production of proteins, we administer our products locally to the site of disease using medical devices, such as injection catheters and syringes. Direct administration of our products into diseased tissue allows us to increase effectiveness by achieving high concentrations of the protein at disease sites while improving safety by significantly avoiding exposure throughout the body. For example, we are using needle-injection catheters so that the interventional cardiologist can administer BIOBYPASS angiogen directly into the diseased areas of the heart.

DELIVERING GENES TO CELLS. We believe that we are a leader in understanding and modifying the molecular interactions that specify how vectors derived from adenoviruses bind to cells. Adenoviruses enter cells by binding to two receptors on the surface of the cell.

In our BIOBYPASS angiogen program, we have taken advantage of our adenovector's natural binding to the muscle cells found in the heart. However, because not all disease targets contain this adenovirus receptor, we have developed technology to direct the binding of our vectors to different target receptors to enable a broad range of therapies. We can alter our vectors so that we can add new binding specificities.

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
We believe that we have a broad and advanced intellectual property position in creating adenovectors with new binding sites to deliver therapeutic genes to specified cells.

- UTV TECHNOLOGY. Our proprietary Universal Transduction Vector, or UTV, technology allows us to create product candidates that deliver genes to essentially all cell types, including those types that do not contain the adenovirus receptor on their surface. We have engineered our vectors to contain a new binding site that allows binding to all cells that we have tested to date.

- DART VECTORS. We have developed Directed And Restricted Tropism, or DART, vectors that enable us to create product candidates that deliver genes only to specific cells. In order to achieve selective delivery to target cells, we remove the ability of the vector to bind to the cell surface receptors. We then insert new binding sites into the vector that bind to specific receptors found on the surfaces of target cells. We have a broad proprietary position covering DART vectors, including special cell lines required for their production.

We currently use both UTV technology and DART vectors in our drug discovery process and we may incorporate these technologies into GENSTENT, TNFerade and our PEDF product candidates.

CONTROL OF GENE EXPRESSION. Our technology allows us to control the location, duration and rate of therapeutic gene expression. We control gene expression by inserting a sequence of DNA, called a promoter, into our vectors adjacent to the therapeutic gene. For some diseases, long-term expression of the therapeutic gene is required to achieve a clinical benefit. Using our technology, we have been able to achieve therapeutic gene expression for several months. In TNFerade, we intend to achieve local production of the TNFa gene in cancerous tissue undergoing radiation treatment by inserting a specific promoter that will increase protein production after radiation, enhancing protein concentration in the cancer tissue receiving radiation, thereby increasing effectiveness and decreasing the potential for toxicity. We have broad proprietary technology for the use of radiation induced gene expression in TNFerade.

TECHNOLOGY FOR DRUG DISCOVERY AND TESTING

Rapid and accurate construction of test vectors is an important early step in our drug discovery programs. Our test vectors contain one or more therapeutic genes, appropriate promoters to control gene production and may contain our DART vectors or UTV technology. We believe that it is desirable to evaluate multiple test vectors in preclinical testing in order to identify a product candidate with the preferred efficacy and safety profile. To do this, we have developed proprietary technologies for the rapid construction of test vectors. Our AdFAST, AdACE and AdLIBRARY systems allow us to efficiently and accurately build our vectors.

Standard techniques for constructing test vectors rely on assembly in mammal cells and typically require several months. Using our AdFAST system and AdACE system, we can assemble test vectors in a few weeks. We can also modify any region of the test vector and have the flexibility to place one or more therapeutic genes at different locations in these test vectors. This simplifies and speeds vector construction where multiple modifications are required at a specific site.

We are developing AdLIBRARY technology to construct complex libraries of adenovectors for use in drug discovery. AdLIBRARY technology is a specialized use of our AdFAST and AdACE systems for the generation of collections, or libraries, of adenovectors containing thousands of candidate therapeutic genes. These libraries are suitable for screening genes for a desired biological function.

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
TECHNOLOGY FOR PRODUCTION, PURIFICATION, QUALITY ASSESSMENT AND FORMULATION

Our proprietary production technology and know-how facilitates the production, purification, quality assessment and formulation of gene-based products. The structure of our core vectors and the procedures for their production and purification enables us to minimize the presence of contaminants. We have an issued U.S. patent broadly covering stocks of adenovectors that cannot reproduce themselves. We believe our proprietary positions in these areas provide a competitive advantage. We expect to use substantially similar methods to produce, purify, assay and formulate many of our adenovector products. This allows us to accelerate product development in a cost effective manner. We have developed production and quality assessment technology suitable for late stage clinical testing of BIOBYPASS angiogen.

- PRODUCTION AND SCALE UP. We produce our adenovectors using cell lines grown under standardized and controlled conditions. We have developed specialized cell lines for production of our vectors. We have designed our production processes for commercial scale production and to reduce the potential for contamination.

- PURIFICATION. We have proprietary methods for the purification of our vectors that we believe are suitable for commercial scale as well as for small scale use in discovery and testing of new product candidates.

- QUALITY ASSESSMENT. We have established proprietary methods to assess and confirm the quality and purity of vectors for research purposes and clinical testing. We use advanced techniques to determine the molecular weight of our product candidates as a means to establish product consistency and purity. We have an issued U.S. patent covering this technology. We believe these methods are also suitable for quality assessment of commercial production.

- FORMULATION. We have developed novel product formulations that improve the stability of our vectors and are covered by an allowed U.S. patent application. Our formulation allows products to be conveniently stored, shipped and used. For research purposes, our formulation enhances the ease and reproducibility of testing.

STRATEGIC ALLIANCES

We establish collaborations with pharmaceutical companies and other organizations to enhance our ability to discover, evaluate, develop and commercialize multiple product opportunities.

OUR COLLABORATION WITH THE WARNER-LAMBERT COMPANY

In July 1997, we entered into a collaboration with the Warner-Lambert Company to research, develop and commercialize gene-based products incorporating the VEGF gene for the treatment of coronary artery disease and peripheral vascular disease. In June 2000, Pfizer Inc. acquired Warner-Lambert and Warner-Lambert became a wholly-owned subsidiary of Pfizer. Warner-Lambert has the primary responsibility for clinical development, regulatory approval, manufacturing and commercialization of products that we develop under this collaboration, including BIOBYPASS angiogen.

Under the terms of the collaboration, we may receive more than $100.0 million, excluding royalties, in research and development funding, milestone payments, equity purchases and license fees. As of September 30, 2000, we had recognized an aggregate of $41.3 million in research and development funding, milestone payments and license fees. We have received, but not recognized, an additional $2.4 million in funding under the collaboration. Warner-Lambert has agreed to provide us a total of

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
$34.3 million of research and development funding over the first five years of the collaboration, of which $6.0 million, $9.8 million and $9.0 million have been paid in the first three years of the collaboration, and $5.5 million and $4.0 million is anticipated to be paid in years 4 and 5 of the collaboration, respectively.

We also have the potential to receive an aggregate of $57.0 million in license fees and milestone payments related to the development of the first collaboration product for coronary artery disease and peripheral vascular disease, of which we have received $14.8 million as of September 30, 2000. Warner-Lambert will pay us additional milestone payments upon our achievement of events related to the conduct of pivotal clinical studies and filings for and receiving regulatory approvals to market collaboration products. Warner-Lambert will make additional milestone payments to us for other collaboration products developed for these indications. In consideration for these payments, we granted Warner-Lambert an exclusive, royalty-bearing license to manufacture and sell collaboration products worldwide, excluding Asia, subject to our right to co-promote in the United States and Canada for coronary artery disease applications. The license is also subject to our exclusive right to manufacture and sell gene-based products incorporating the VEGF gene for uses other than coronary artery disease or peripheral vascular disease.

Warner-Lambert's research and development funding obligations to us extend through July 2002, although Warner-Lambert may terminate its research funding obligations to us with six months written notice. The collaboration expires on a product-by-product and country-by-country basis until there are no remaining royalty obligations.

As part of the collaboration, Warner-Lambert agreed to purchase up to an aggregate of $20.0 million of our capital stock upon the achievement of specified milestones. As of September 30, 2000, Warner-Lambert has purchased $10.0 million of our capital stock and will purchase $5.0 million of our capital stock in a private placement concurrent with this offering. Warner-Lambert is required to purchase, at our election, up to $5.0 million of our capital stock upon showing that a process has been established for the production of bulk product at a scale and site suitable for pivotal clinical studies as shown by the preparation of three consecutive lots of the first collaboration product. The purchase price for all of these equity purchases is 125% of the fair market value of the securities. Warner-Lambert has also committed to guaranteeing a loan to us in a principal amount of $5.0 million. In 1999, we used $2.5 million of the loan guarantee to assist in the financing of our new research and development/corporate headquarters facility.

OUR COLLABORATION WITH FUSO PHARMACEUTICALS INDUSTRIES, LTD.

In September 1997, we established a collaboration with Fuso to conduct research and to identify, evaluate and develop gene therapy products for the treatment of cancer. Under the terms of the collaboration, we will receive $750,000 annually for five years, subject to Fuso's right to terminate the collaboration upon 90 days prior written notice. As part of the collaboration, we granted Fuso an exclusive, royalty-bearing license to develop and commercialize products developed under the collaboration for the treatment of cancer in Japan and at Fuso's option, Korea and Taiwan. Fuso will be responsible for the development and commercialization of any products in its territory. We will receive additional payments for the achievement by Fuso of specified product development and regulatory milestones, with the earliest of such payments not expected in the near term. We will also receive royalties on the sale of any such products commercialized by Fuso. We have retained all rights to develop and commercialize these products for the treatment of cancer in the rest of the world, and generally for all other uses worldwide, independently and with third parties.

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
OUR COLLABORATIONS WITH ACADEMIC INSTITUTIONS

We sponsor research at leading academic institutions to enhance our ability to discover, evaluate and develop new product candidates. Our academic collaborations include agreements with the following institutions:

- Cornell Medical College

- The Cleveland Clinic Foundation

- The University of Chicago

- The University of New Mexico

OUR LICENSES FOR THERAPEUTIC GENES

To create our product candidates, we combine our vectors with genes intended to produce proteins with therapeutic potential. We have secured licenses to many genes for this purpose. We often seek to obtain exclusivity, consistent with our business needs, when securing such licenses. In return for the rights we receive under our gene licenses, we typically are required to pay royalties based on any commercial sales of the applicable product during a specified time period, as well as provide additional compensation, including up-front license fees and product development-related milestones. Our gene licenses include:

-------------------------------------------------------------------------------------------------------
SOURCE                                 GENE           NATURE OF LICENSE
-------------------------------------------------------------------------------------------------------
Scios, Inc...........................  VEGF(121)      Worldwide, exclusive for all gene therapy
                                                      products
University of Pittsburgh.............  iNOS           Worldwide, exclusive for all gene therapy
                                                      products
Asahi Chemical Industry Co., Ltd.....  TNFa           United States, non-exclusive, all gene therapy
                                                      applications
Public Health Service................  PEDF           Worldwide, exclusive for all ocular gene therapy
                                                      applications

Any of our licenses may be terminated by the licensor if we are in breach of a term or condition of the license agreement, or if we become insolvent. In addition, some of our licenses require us to achieve specific milestones.

PATENTS AND PROPRIETARY RIGHTS

We generally seek patent protection for our proprietary technology and product candidates in the United States and abroad. We have submitted patent applications that are pending in the United States and other countries. The patent position of biotechnology firms generally is highly uncertain and involves complex legal and factual questions. Our success will depend, in part, on whether we can:

- obtain patents to protect our own products,

- obtain licenses to use the technologies of third parties, which may be protected by patents,

- protect our trade secrets and know-how, and

- operate without infringing the intellectual property and proprietary rights of others.

PATENT RIGHTS; LICENSES.

We and our licensors have patents and continue to seek patent protection for technologies which relate to our product candidates, as well as technologies which may prove useful for future product

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
candidates. As of November 1, 2000, we held or had licenses to 336 issued, allowed or pending patents worldwide, of which 50 are issued or allowed in the U.S. These patents and patent applications pertain to genes, vectors, cell lines used to grow vectors, gene expression control elements, vector targeting entities, methods of constructing vectors that include beneficial genes, methods of producing such vectors with beneficial genes (including purification, quality control and assay techniques), methods of storing and shipping vector stocks, administration of vectors with beneficial genes, vector containment and regulation techniques and devices for carrying out the administration of such vectors with beneficial genes.

BIOBYPASS ANGIOGEN. We have an exclusive license, under a patent expiring in 2010, for all gene therapy products relating to the VEGF(121) gene. In addition, we have pending patent applications pertaining to the special cell lines required for the production of particular adenovectors, including a cell line we use in the production of BIOBYPASS angiogen, as well as an issued patent, expiring in 2014, pertaining to stocks of adenovectors that cannot reproduce themselves. We also have pending patent applications pertaining to the delivery of angiogenic substances, such as our BIOBYPASS angiogen. However, third parties have patents and pending patent applications for other forms of the VEGF gene, and these third parties or their licensees may develop products using these forms of the gene. Third parties also may have pending patent applications for adenovectors, including possibly the adenovector used in the BIOBYPASS angiogen. We are aware of the issued patents and pending patent applications of third parties relating to special cell lines required for the production of particular adenovectors, including a cell line we use in the production of our BIOBYPASS angiogen, as well as issued patents and pending patent applications relating to the delivery, including through the use of adenovectors, of therapeutic substances to the heart and other tissues, similar to our BIOBYPASS angiogen. It could be alleged that our BIOBYPASS angiogen conflicts with such existing or future patents.

TNFERADE. We have a nonexclusive license under the U.S. patent, expiring in 2006, relating to the TNFa gene and its use. In addition, we have issued patents and pending patent applications pertaining to the adenovector contemplated for use with TNFerade, regulatory elements particularly suited for use with TNFerade, and methods of using TNFerade. In particular, we have an issued U.S. patent, expiring in 2014, covering the use of a spacer sequence positioned in a particular position in certain adenovectors for improving the production of the adenovectors, including TNFerade. Also, we have issued U.S. patents expiring between 2010 and 2016 pertaining to radiation-induced gene expression and a radiation-inducible promoter enabling controlled production of therapeutic proteins from gene therapy products, including TNFerade. We are aware, however, of pending patent applications of third parties pertaining to adenovectors contemplated for use with TNFerade. It could be alleged that TNFerade conflicts with patents that may issue on these patent applications.

PEDF PRODUCT CANDIDATES. We have exclusive rights, under a patent expiring in 2015, to use the PEDF gene for all gene therapy applications in the eye. We have issued patents and pending patent applications pertaining to particular adenovectors and methods of their use, including adenovectors and related methods that may be utilized in conjunction with our PEDF product program. However, we are aware of issued patents and pending patent applications of third parties relating to various facets of gene therapy to the eye. It could be alleged that our PEDF product candidates conflict with such existing or future patents.

GENSTENT. We have an exclusive license in the field of gene therapy under a patent, expiring in 2012, relating to the iNOS gene and its use. We have pending patent applications pertaining to the therapeutic use of GENSTENT in gene therapy. However, we are aware of pending patent applications

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
of third parties that also claim the iNOS gene and its use. It could be alleged that GENSTENT conflicts with patents that may issue on these patent applications.

UTV TECHNOLOGY AND DART VECTORS. We have issued patents, expiring in 2014 and 2015, and pending patent applications covering our UTV technology that allows for the delivery of genes in adenovectors to essentially all cell types, as well as our DART vectors, for the purpose of creating products that deliver genes in adenovectors only to selected cells, including special cell lines required for the production of the UTV and DART vectors. We are aware, however, of the issued patents and pending patent applications of third parties relating to such vectors. It could be alleged that our UTV and DART vectors conflict with such existing or future patents.

ADFAST, ADACE AND ADLIBRARY SYSTEMS. We have pending patent applications relating to our AdFAST and AdACE systems for constructing adenovectors, including adenovectors useful in therapeutic applications such as our product candidates. Moreover, we have pending patent applications relating to specialized uses of libraries of adenovectors containing many thousands of candidate therapeutic genes which we refer to as our AdLIBRARY system. These libraries may be particularly well suited for screening genes for a desired biological function. Third parties, however, have issued patents and are pursuing pending patent applications relating to similar systems. It is possible that these or other third parties could use such similar systems in competition with our AdFAST and AdACE systems to construct adenovectors and/or to screen gene libraries. In addition, it could be alleged that our AdFAST, AdACE and AdLIBRARY systems conflict with such existing or future patents.

PRODUCTION, PURIFICATION, QUALITY ASSESSMENT AND FORMULATION TECHNOLOGY. We have issued patents, expiring in 2017 and 2018, and pending patent applications pertaining to vector production, purification, quality assessment and formulation, including with respect to adenovectors such as contemplated for use with our product candidates. In particular, we have pending patent applications covering specialized cell lines for production of both small and large volumes of our vectors, the process for propagating our vectors, the purification of our vectors applicable to both research and commercial scales, methods of assessing and confirming the quality and purity of our vectors for late-stage clinical testing and commercialization, including an issued patent on the use of techniques to determine molecular weight as a means to establish product consistency and purity, and product formulations that improve the stability of adenovectors and allow our vectors to be conveniently stored, shipped and used. There exist, however, issued patents and pending patent applications of third parties relating to these and other aspects of production, purification, quality assessment and formulation technology. It could be alleged that our production, purification, quality assessment and formulation technology conflicts with such existing or future patents.

We anticipate that we and our current and future licensors will continue to seek to improve existing technologies and to develop new technologies and, when possible, secure patent protection for such improvements and new technologies.

TRADE SECRETS

To a more limited extent, we rely on trade secret protection and confidentiality agreements to protect our interests. It is our policy to require our employees, consultants, contractors, manufacturers, collaborators and other advisors to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with us. We also require signed confidentiality agreements from any entity that is to receive confidential data. With respect to employees, consultants

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
and contractors, the agreements generally provide that all inventions made by the individual while rendering individual services to us shall be assigned to us as our property.

Nevertheless, these precautions might not prevent proprietary information from being disclosed to others, or others may independently develop substantially equivalent proprietary information or otherwise gain access to our trade secrets. We may not be able to meaningfully protect our trade secrets. Finally, it is possible that not all inventions made by individuals while rendering individual services to us will be assigned to us. In the case of a collaborative arrangement, which requires the sharing of information, our policy is to make available to our collaborator only such information as is relevant to the arrangement, under controlled circumstances, and only during the contractual term of the collaborative arrangement, and subject to a duty of confidentiality on the part of our collaborator. However, these measures may not adequately protect our information. Any material leak of confidential information into the public domain or to third parties may have a material adverse effect on our business, financial condition and results of operations.

COMPETITION

Competition in the discovery and development of new methods for treating disease is intense. We face, and will continue to face, intense competition from pharmaceutical and biotechnology companies, as well as academic and research institutions and government agencies, both in the United States and abroad. We face significant competition from organizations that are pursuing the same or similar technologies used by us in our drug discovery efforts and from organizations that are developing pharmaceuticals that are competitive with our potential products. Many of our competitors, either alone or together with their collaborative partners, have substantially greater financial resources and larger research and development staffs than we do. In addition, many of these organizations, either alone or together with their collaborators, have significantly greater experience than we do in developing products, undertaking preclinical testing and clinical trials, obtaining FDA and other regulatory approvals of products and manufacturing and marketing products. Additional mergers and acquisitions in the pharmaceutical industry may result in even more resources being concentrated with our competitors. These companies, as well as academic institutions, governmental agencies and private research organizations, also compete with us in recruiting and retaining highly qualified scientific personnel and consultants. Our ability to compete successfully with other companies in the pharmaceutical field will also depend to a considerable degree on the continuing availability of capital to us.

Future competition will likely come from existing competitors, including competitors with rights to proprietary forms of the genes or proteins expressed by the genes that we currently use in our product development programs and competitors with rights to gene delivery technologies, as well as other companies seeking to develop new treatments. We are aware of new product development efforts which may compete with BIOBYPASS angiogen, being pursued by, among others, Chiron Corporation and Genentech, Inc. using therapeutic proteins and by Collateral Therapeutics, Inc. using gene transfer. Competitors or their collaborators may identify important new drug discovery, genes or gene delivery technologies before us, or develop gene-based therapies that are more effective than those developed by us or our corporate collaborators, or obtain regulatory approvals of their drugs more rapidly than us or our corporate collaborators. We expect that competition in this field will intensify.

We are aware of products under development or manufactured by competitors that are used for the prevention or treatment of diseases we have targeted for product development. For example, some companies are evaluating laser-based devices as an approach to improve blood flow in patients with

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
coronary artery disease. Various companies are developing biopharmaceutical products that potentially compete with our product candidates. These include Introgen Therapeutics, Inc. and Schering-Plough Corporation, which are developing adenoviral vectors to treat cancer, and Cardiogene AG, which is developing gene-based therapies to produce nitric oxide at the site of blood vessel damage. In addition, Alcon Laboratories, Inc. is developing inhibitors of blood vessel growth to treat macular degeneration and diabetic retinopathy. Some of these product candidates are in clinical development.

We believe that our competitive success will be based on the efficacy and safety of our products, our ability to create and maintain scientifically advanced technology, attract and retain skilled scientific and management personnel, obtain patents or other protection for our products and technology, obtain regulatory approvals and manufacture and successfully market our products either independently or through outside parties. We will rely on corporate collaborators for support of some product candidates and enabling technologies and intend to rely on corporate collaborators for the development, manufacturing and marketing of some future product candidates. Generally, our strategic alliance agreements do not preclude the corporate collaborator from pursuing development efforts utilizing approaches distinct from that which is the subject of the alliance. Our product candidates, therefore, may be subject to competition with a potential product under development by a corporate collaborator.

PRODUCTION FACILITIES

We currently rely on third-party manufacturers for current Good Manufacturing Practice, or cGMP, production of our product candidates for clinical purposes. We have a research and development facility and have established laboratories and staff to support the non-cGMP production and process development of more advanced manufacturing processes and product characterization methods for our product candidates. We believe that much of the production and assay technology that has been developed for BIOBYPASS angiogen is suitable for our other product development programs. Warner-Lambert is providing funding for us to develop a production process and testing methods suitable for Phase III clinical trial manufacturing. Warner-Lambert is responsible for the manufacture of BIOBYPASS angiogen for clinical and commercial use in its territories under the terms of our collaboration agreement. We intend to transfer our production and assay technology to Warner-Lambert's newly constructed pilot manufacturing facility in Dublin, Ireland by the end of this year.

We intend to continue developing our own product development and manufacturing capability while utilizing third-party contractors where we lack sufficient internal capability. This effort will require significant resources and will be subject to ongoing government approval and oversight.

We currently have only one supplier for certain of our manufacturing components, including components necessary for BIOBYPASS angiogen. Currently, we procure raw materials, known as resins, for our product purification and testing methods from Applied Biosystems. We also procure nutrients used to support the growth of microorganisms or other cells from JRH Biosciences, Inc. However, we have plans in place to develop multiple suppliers for all critical supplies before the time we would put any of our product candidates into commercial production.

GOVERNMENT REGULATION

REGULATION OF PHARMACEUTICAL PRODUCTS

The development, production and marketing of any pharmaceutical products developed by us or our collaborators will be subject to regulations by the United States and non-U.S. governmental authorities. In the United States, new drugs are subject to extensive regulation under the Federal Food, Drug and

Cosmetic Act, and biological products are subject to regulation both under provisions of that Act and under the Public Health Service Act. The FDA regulates, among other things, the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, advertising and promotion of biologics and new drugs. The process of obtaining FDA approval for a new product is costly and time-consuming.

The steps required by the FDA before our proposed products may be marketed in the United States includes:

- preclinical tests;

- submission to the FDA of an Investigational New Drug Application, or IND, which must become effective before human clinical trials may commence;

- adequate and controlled human clinical trials to establish the safety and efficacy of the drug or biologic in our intended application;

- submission to the FDA of a New Drug Application, or NDA, for drugs, or a Biologic License Application, or BLA, for biologics; and

- FDA approval of the NDA or BLA before any commercial sale or shipment of the drug.


In addition to obtaining FDA approval for each product, each domestic manufacturing establishment must be registered with the FDA, is subject to FDA inspection and must comply with cGMP regulations. To supply products for use in the United States, including clinical trials, non-U.S. manufacturing establishments, including third-party facilities, must comply with cGMP regulations and are subject to periodic inspection by the FDA or by corresponding regulatory agencies in such countries under reciprocal agreements with the FDA.


Preclinical studies may take several years to complete and there is no guarantee that the FDA will permit an IND based on those studies to advance to clinical testing. Clinical trials generally take two to five years to complete and are typically conducted in three sequential phases, which often overlap. After the completion of all three phases, if the data indicates that the drug or biologic product is safe and effective, a NDA or BLA is filed with the FDA to approve the marketing and commercial shipment of the drug. This process takes substantial time and effort and the FDA may not accept the NDA or BLA for filing, and, even if filed, the FDA might not grant approval. FDA approval of a NDA or BLA may take up to two years and may take longer if substantial questions about the filing arise.

In addition to regulatory approvals that must be obtained in the United States, a drug product is also subject to regulatory approval in other countries in which it is marketed. No drug product can be marketed in a country until an appropriate application has been approved by the regulatory authorities of that country. FDA approval does not assure approval by other regulatory authorities. In addition, regulatory approval of prices is required in most countries other than the United States. The pricing review period often begins after market approval is granted.

OTHER REGULATIONS

Our business is also subject to regulation under various state and federal environmental laws, including the Occupational Safety and Health Act, the Resource Conservation and Recovery Act and the Toxic Substances Control Act. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in and wastes generated by our operations. We are not aware of any costs or liabilities in connection with any environmental laws that will have a material adverse effect on our business or financial condition.

EMPLOYEES AND CONSULTANTS

As of September 30, 2000, we had 83 full-time employees, 20 of whom hold M.D. or Ph.D. degrees and 15 of whom hold other advanced degrees. Of our total workforce, 63 are engaged in research and development activities and 20 are engaged in business development, finance and administration functions. None of our employees is represented by a labor union or covered by a collective bargaining agreement, and we consider our employee relations to be good.

PROPERTY

We currently lease 42,900 square feet for our corporate offices and research and development laboratories located at 65 West Watkins Mill Road in Gaithersburg, Maryland. The lease expires on November 1, 2009. We have options to extend the term of this lease for an additional fourteen years, through October 2023. We believe that this facility is sufficient for our current needs. We have additional space in our current facility to accommodate our anticipated growth over the next several years.

LEGAL PROCEEDINGS

We are not currently a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

----------------------------------------------------------------------------------------------------------------------
NAME                                               AGE                               POSITION
----------------------------------------------------------------------------------------------------------------------
Paul H. Fischer, Ph.D..........................        51   President, Chief Executive Officer and Director
Jeffrey W. Church..............................        43   Chief Financial Officer, Treasurer and Corporate Secretary
C. Richter King, Ph.D..........................        46   Vice President, Research
Imre Kovesdi, Ph.D.............................        54   Vice President, Chief Scientific Officer
Henrik S. Rasmussen, M.D., Ph.D................        42   Vice President, Clinical Operations and Regulatory Affairs
Thomas E. Smart................................        37   Senior Vice President, Corporate Development
Grant A. Yonehiro..............................        37   Vice President, Product Management
Herbert J. Conrad..............................        67   Chairman of the Board of Directors
Hal S. Broderson, M.D..........................        42   Director
Harry T. Rein..................................        55   Director
Wendell Wierenga, Ph.D.........................        52   Director
Gregory F. Zaic................................        52   Director

PAUL H. FISCHER, PH.D. has been our President and Chief Executive Officer and a director since November 1996, and has served in various positions with us since March 1995, including Executive Vice President and Chief Operating Officer and Vice President of Research and Development. Before joining us, he was Executive Vice President of Research and Development at Aronex Pharmaceuticals, Inc., formerly Oncologix, Inc., a biotechnology company. Dr. Fischer's previous experience included Manager, Cancer Research at Pfizer Inc., a pharmaceutical company. Dr. Fischer received his B.S. in biology from the University of Denver, his Ph.D. in pharmacology from the University of California at San Francisco and performed post-doctoral research in pharmacology at the Yale University School of Medicine and was an Associate Professor of Human Oncology at the University of Wisconsin.

JEFFREY W. CHURCH has served as our Chief Financial Officer since August 1998. From September 1997 to August 1998, Mr. Church served as Executive Vice President and Chief Financial Officer of Biospherics, Inc., a telecommunications and biotechnology company. From 1986 to August 1997, Mr. Church served in various positions at Meridian Medical Technologies, Inc., formerly Survival Technology, Inc., a medical device and drug delivery company, including Controller and Senior Vice President of Finance and Chief Financial Officer. From 1979 to 1986, Mr. Church was an Audit Manager at PriceWaterhouseCoopers LLP. Mr. Church received his B.S. in accounting from the University of Maryland and is a Certified Public Accountant.

C. RICHTER KING, PH.D. has served as our Vice President, Research since
May 1999. From May 1998 to May 1999, Dr. King served as our Vice President, New Products Research. From April 1995 to April 1998, Dr. King was an Associate Professor of Biochemistry at Georgetown University Medical School's Lombardi Cancer Research Center in Washington, D.C. From April 1992 to April 1995,
Dr. King was the Director of Drug Discovery at Aronex Pharmaceuticals, Inc., formerly Oncologix, Inc., a biotechnology company. Dr. King holds a Ph.D. in biochemistry from Johns Hopkins University.

IMRE KOVESDI, PH.D. has served as our Vice President and Chief Scientific Officer since April 1999. From September 1995 to April 1999, he served as our Vice President of Discovery Research and from July 1993 to September 1995, he served as our Director of Vector Biology. From 1987 to 1993, he led projects in eukaryotic gene expression and neurotrophic factors at the Medical Research Division of the American Cyanamid Company. Dr. Kovesdi received a B.S. in electrical engineering from the University of British Columbia, a Ph.D. in molecular biology from Simon Fraser University and did his post-doctoral training at The Rockefeller University.

HENRIK S. RASMUSSEN, M.D., PH.D. has served as our Vice President of Clinical Operations and Regulatory Affairs since April 1999. From 1994 to April 1999,
Dr. Rasmussen served as Vice President for Clinical Research/Senior Vice President for Clinical Research and Regulatory Affairs at British Biotech in Annapolis, Maryland. From 1989 to 1994, Dr. Rasmussen served in various positions at Pfizer Central Research, including Global Study Director and Global Candidate Leader. Dr. Rasmussen has been involved in drug development in a number of different therapeutic areas, including cardiology, oncology, inflammation, acute care, neurology and dermatology and has authored or co-authored over 120 scientific papers and abstracts. Dr. Rasmussen received his M.D. and Ph.D. degrees from the University of Copenhagen and spent four years practicing medicine in the fields of cardiology, gastroenterology, infectious disease, immunology and rheumatology at a major university hospital in Copenhagen.

THOMAS E. SMART joined us in March 1995 to lead our corporate development function and currently serves as our Senior Vice President of Corporate Development. Mr. Smart's previous experience included Director of Business Development at Cell Genesys, Inc., a biotechnology company; various positions within the Corporate Strategic Planning and Allied Business Group at G.D. Searle, a pharmaceutical company; and Business Development Analyst at Genetics Institute, a biotechnology company. Mr. Smart received his B.S. in the biological sciences from Cornell University and his M.B.A. from the University of Chicago.

GRANT A. YONEHIRO has been our Vice President, Product Management since 1997. From March 1996 to April 1997, Mr. Yonehiro served as our Associate Director of Corporate Development and from April 1997 to September 1997, he served as our Director of Corporate Development. From January 1994 to March 1996,
Mr. Yonehiro served as a Manager, Corporate Development for Cell Genesys, Inc., a biotechnology company. Mr. Yonehiro received a Bachelor of Individualized Studies from the University of Minnesota and his M.B.A. from the University of California at Berkeley.

HERBERT J. CONRAD has served as Chairman of our board of directors since September 1996, and as a director since August 1994. Mr. Conrad also served as our Chief Executive Officer from September 1996 to December 1996. Mr. Conrad is a former director of Theragen, Inc., which merged into GenVec in August 1994. From 1982 until his retirement in 1993, he served as President of the Pharmaceuticals Division and Senior Vice President of F. Hoffmann-La
Roche, Inc. Mr. Conrad joined Roche in 1960 and held various positions, including Senior Vice President of the Pharmaceuticals Division, Chairman of the Board of Medi-Physics, Inc., and Vice President, Public Affairs and Planning Division. Mr. Conrad received a B.S and M.S. in pharmacy from Brooklyn College of Pharmacy. Mr. Conrad is a director of Sicor Inc., Bio-Technology General Corp., UroCor, Inc. and Reliant Pharmaceuticals, Inc.

HAL S. BRODERSON, M.D. has served as a director of GenVec since our inception in 1992. From December 1992 to September 1993, he was our President. From 1988 to the present, he has been a general partner of Cashon Biomedical Associates, L.P., which is the managing general partner of the Hillman Medical Ventures Partnerships. Dr. Broderson is currently President of Rock Hill Ventures, Inc., a venture capital and management firm. Dr. Broderson received his B.A. in biology from Indiana University, his M.D. from the University of Kentucky College of Medicine and his M.B.A. from the Wharton School at the University of Pennsylvania. He is a director of several other private companies.

HARRY T. REIN has served as a director of GenVec since September 1995. He was a principal founder of Canaan Partners in 1987, a venture capital firm, and has served as Managing General Partner since its inception. From 1979 to 1987, Mr. Rein held various positions at GE, directing several of GE's lighting businesses as General Manager before becoming President and Chief Executive Officer of GE Venture Capital Corporation. Mr. Rein attended Emory University and Ogelthorpe College and received an M.B.A. from the Darden School at the University of Virginia. He is a director of Anadigics, Inc., OraPharma, Inc. as well as several private companies.

WENDELL WIERENGA, PH.D. has served as a director of GenVec since April 1998.
Dr. Wierenga is currently President and CEO of Syrrx, Inc., a biotechnology company. From 1990 until 2000, Dr. Wierenga was with the Parke-Davis Pharmaceutical Research division of the Warner-Lambert Company, a wholly-owned subsidiary of Pfizer Inc., most recently as Senior Vice President of Worldwide Preclinical Research, Development and Technologies. Since 1997, he has also been an Adjunct Professor in the Department of Chemistry at the University of Michigan. Dr. Wierenga received his B.A. in chemistry from Hope College and his Ph.D. in chemistry from Stanford University. Dr. Wierenga also currently serves as a director of Onyx Pharmaceuticals.

GREGORY F. ZAIC has served as a director of GenVec since our inception in 1992. From May 1993 to September 1993, Mr. Zaic was our Chief Executive Officer and from May 1993 to September 1996, he was Chairman of our board of directors. Since 1987, he has been a general partner of Prince Ventures, L.P., a venture capital firm. Mr. Zaic received his B.S. in aerospace and mechanical engineering from Princeton University and his M.S. in management from the Massachusetts Institute of Technology. Mr. Zaic is also a director of Aronex
Pharmaceuticals, Inc. and Xylos Corporation.

SCIENTIFIC ADVISORS

We utilize scientists and clinicians to advise us on scientific, medical and technical matters. We also consult with teams of scientists and clinicians on scientific and technical matters for each of our anticipated product development areas. Generally, our scientific advisors are compensated by retainer or on a time and expense basis, and some of them have received shares of or options to purchase shares of our common stock.

OUR SCIENTIFIC FOUNDER

RONALD G. CRYSTAL, M.D., Bruce Webster Professor of Internal Medicine at Weill Medical College of Cornell University, Chief of the Division of Pulmonary and Critical Care Medicine at New York Presbyterian Hospital-Weill Cornell Medical Center and Director of the Institute of Genetic Medicine and the Belfer Gene Therapy Core Facility at Weill Medical College of Cornell University.
Dr. Crystal is a pioneer in the field of gene therapy and is our scientific founder. Dr. Crystal received his M.D. from the University of Pennsylvania.

CARDIOVASCULAR MEDICINE

TIMOTHY R. BILLIAR, M.D., Watson Professor of Surgery, University of Pittsburgh School of Medicine. Dr. Billiar received his M.D. from the University of Chicago.

JAN L. BRESLOW, M.D., Frederick Henry Leonhardt Professor, The Rockefeller University, New York. Dr. Breslow is a member of the National Academy of Sciences and a former President of the American Heart Association. Dr. Breslow received his M.D. from Harvard Medical School.

MAURIZIO C. CAPOGROSSI, M.D., Chief, Laboratory of Vascular Pathology, Istituto Dermopatico dell'Immacolata, Rome, Italy. Dr. Capogrossi received his M.D. from the Universita Statale "La Sapienza" in Rome, Italy.

DELOS M. COSGROVE, M.D., Chairman of the Department of Thoracic and Cardiovascular Surgery, The Cleveland Clinic Foundation, Cleveland, Ohio. Dr. Cosgrove received his M.D. from the University of Virginia School of Medicine.

TODD K. ROSENGART, M.D., Chief of Cardiothoracic Surgery, Evanston Northwestern Healthcare, Evanston, Illinois. Dr. Rosengart received his M.D. from Northwestern University.

ERIC J. TOPOL, M.D., Chairman of the Department of Cardiology and Director, Joseph J. Jacobs Center for Thrombosis and Vascular Biology, The Cleveland Clinic Foundation, Cleveland, Ohio. Dr. Topol received his M.D. from the University of Rochester School of Medicine and Dentistry.

ONCOLOGY

ALBERT B. DEISSEROTH, M.D., PH.D., Ensign Professor of Medicine, Chief of Medical Oncology, Yale University School of Medicine, New Haven, Connecticut. Dr. Deisseroth received his M.D. and Ph.D. from the University of Rochester School of Medicine and Dentistry.

SAMUEL HELLMAN, M.D., A.N. Pritzker Distinguished Service Professor, Department of Radiation and Cellular Oncology, University of Chicago. Dr. Hellman was formerly Dean for the Medical Center and Physician-in-Chief of the Memorial Sloan-Kettering Cancer Center. Dr. Hellman received his M.D. from the State University of New York, College of Medicine at Syracuse.

DONALD W. KUFE, M.D., Professor of Medicine, Harvard Medical School, Chief, Cancer Pharmacology, Department of Adult Oncology, Dana-Farber Cancer Institute, Boston, Massachusetts.

TSUNEYA OHNO, M.D., PH.D., Jikei University School of Medicine, Tokyo, Japan, and Chairman, the Study Group for Gene Therapy in Japan. Dr. Ohno received his M.D. from the Jikei University School of Medicine in Tokyo, Japan, and his Ph.D. in Molecular Biology from Keio University in Tokyo, Japan.

RALPH R. WEICHSELBAUM, M.D., Harold H. Hines, Jr. Professor and Chairman, Department of Radiation and Cellular Oncology, University of Chicago.
Dr. Weichselbaum is a member of the Institute of Medicine of the National Academy of Sciences. Dr. Weichselbaum received his M.D. from the University of Illinois.

VECTOR TECHNOLOGY

CHARLES S. H. YOUNG, D.Phil., Professor of Microbiology, Columbia University. Dr. Young received his D.Phil. in Yeast Genetics from Oxford University.

BOARD COMPOSITION

We currently have six directors. After the closing of this offering, the board intends to seek additional directors as needed. Also upon the closing of this offering, the terms of office of the board of directors will be divided into three classes. As a result, a portion of our board of directors will be elected each year. The division of the three classes, the initial directors and their respective election dates are as follows:

- Class I directors will be Hal S. Broderson, M.D. and Harry T. Rein, and their term will expire at the annual meeting of stockholders to be held in 2001;

- Class II directors will be Gregory F. Zaic, Ph.D. and Wendell Wierenga, Ph.D., and their term will expire at the annual meeting of stockholders to be held in 2002; and

- Class III directors will be Herbert J. Conrad and Paul H. Fischer, and their term will expire at the annual meeting of stockholders to be held in 2003.

At each annual meeting of stockholders after the initial classification, the successors to directors whose terms are to expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

EXECUTIVE OFFICERS

Our executive officers are appointed by our board of directors and serve until their successors are elected or appointed. There are no family relationships among any of our directors or executive officers. No director has a contractual right to serve as a member of our board of directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The compensation committee of the board of directors currently consists of Mr. Conrad, Mr. Zaic and Dr. Broderson. No interlocking relationship exists between any member of our board of directors or our compensation committee and any member of the board of directors or compensation committee of any other company, and no such interlocking relationship has existed in the past.

BOARD COMMITTEES

EXECUTIVE COMMITTEE. Our executive committee comprises Dr. Fischer, Mr. Conrad and Mr. Rein. This committee exercises all powers and authority of the board of directors with some exceptions as provided under Delaware law.

COMPENSATION COMMITTEE. Our compensation committee, which currently consists of Mr. Conrad, Mr. Zaic and Dr. Broderson, reviews and makes recommendations to our board of directors regarding the compensation and benefits of our officers and establishes and reviews general policies relating to compensation and benefits to our employees and consultants.

AUDIT COMMITTEE. Our audit committee, which currently consists of Mr. Zaic, Dr. Wierenga and Dr. Broderson, makes recommendations to our board of directors regarding the selection of our independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors and reviews and evaluates our internal accounting procedures and controls.

DIRECTOR COMPENSATION

Our non-employee directors will receive $2,000 per board meeting attended, $650 per committee meeting attended and $3,000 per quarter as a retainer. Directors may be reimbursed for some expenses in connection with attendance at board and committee meetings. Under our 2000 Director Option Plan, each new non-employee director receives nondiscretionary, automatic grants of options to purchase 10,000 shares of our common stock upon the effective date such non-employee director joins our board of directors. Each non-employee director who has served on our board of directors for at least six months shall receive a nondiscretionary, automatic grant of options to purchase 6,000 shares of our common stock on the date of each of our annual meetings of stockholders, plus an additional 3,000 shares for each committee such director serves on. Each option granted under our 2000 Directors Option Plan will become exercisable ratably over a four-year period. See "Related Party Transactions" for a description of our consulting agreement with our chairman, Mr. Herbert J. Conrad.

LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY

Our amended and restated bylaws provide that we will indemnify our directors and officers and may indemnify our other employees and other agents to the fullest extent permitted by Delaware law. We may also enter into indemnification contracts with our directors and officers and purchase insurance on behalf of any person we are required or permitted to indemnify. We have entered into indemnification agreements with each of our directors and executive officers.

We currently maintain director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, including matters arising under the federal securities laws. The amount of our coverage will be increased to standard public company levels concurrent with the effectiveness of this registration statement. In addition, our amended and restated certificate of incorporation provides that, to the fullest extent permitted by Delaware law, our directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to us and our stockholders. This provision does not eliminate the duty of care, and in appropriate circumstances, equitable remedies including an injunction or other forms of non-monetary relief would remain available under Delaware law. Under current Delaware law, a director's liability to us or our stockholders may not be limited:

- for any breach of the director's duty of loyalty to us or our stockholders;

- for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

- for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

- for any transaction from which the director derived an improper personal benefit.

This provision also does not affect a director's responsibilities under any other laws, including the federal securities laws and state and federal environmental laws.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

EXECUTIVE COMPENSATION

The following table presents summary information for the year ended
December 31, 1999, regarding the compensation of our most highly compensated executive officers. The following table also sets forth compensation information about Dr. Henrik Rasmussen, who would have been one of our four most highly compensated executive officers if he had been employed by us for the full year.

SUMMARY COMPENSATION TABLE

                                                              --------------------------------------------------
                                                                                                       LONG-TERM
                                                                     ANNUAL COMPENSATION            COMPENSATION
                                                                     --------------------   AWARDS -- SECURITIES
NAME AND POSITION                                             YEAR     SALARY    BONUS(1)     UNDERLYING OPTIONS
-----------------                                             ----   --------   ---------   --------------------
Paul H. Fischer, Ph.D. .....................................  1999   $237,600   $  20,203                150,000
  President, Chief Executive Officer and Director

Jeffrey W. Church ..........................................  1999   $177,188   $   5,326                     --
  Chief Financial Officer, Treasurer and Corporate Secretary

C. Richter King, Ph.D. .....................................  1999   $154,500   $   9,131                  9,661
  Vice President of Research

Imre Kovesdi, Ph.D. ........................................  1999   $167,991   $  19,856                 19,500
  Chief Scientific Officer

Henrik S. Rasmussen, M.D., Ph.D.(2) ........................  1999         --          --                     --
  Vice President, Clinical Operations and Regulatory Affairs

Thomas E. Smart ............................................  1999   $160,500   $  18,262                 48,750
  Senior Vice President of Corporate Development

--------------

(1) Represents a bonus that was awarded in 1998 but paid in the first quarter of 1999.

(2) Dr. Rasmussen joined GenVec in April 1999. Dr. Rasmussen's annual salary is currently $190,000.

OPTIONS GRANTED IN 1999

The following table presents each grant of stock options in 1999 to each of the individuals listed in the summary compensation table.


------------------------------------------------------------------------------------------------------------------
                                                                                       POTENTIAL REALIZABLE VALUE
                               NUMBER OF                                               AT ASSUMED ANNUAL RATES OF
                              SECURITIES   PERCENT OF TOTAL                             STOCK PRICE APPRECIATION
                              UNDERLYING    OPTIONS GRANTED    EXERCISE                    FOR OPTION TERM(1)
                                 OPTIONS    TO EMPLOYEES IN   PRICE PER   EXPIRATION   ---------------------------
NAME                             GRANTED        FISCAL 1999       SHARE         DATE             5%            10%
----                          ----------   ----------------   ---------   ----------   ------------   ------------
Paul H. Fischer, Ph.D......     150,000             16.8%     $   3.67    3/17/2009     $2,259,343     $3,923,706
Jeffrey W. Church..........          --                --           --           --             --             --
C. Richter King, Ph.D......       9,661              1.1%     $   4.20    9/15/2009     $  140,397     $  247,594
Imre Kovesdi, Ph.D.........      19,500              2.2%     $   4.20    9/15/2009     $  283,380     $  499,747
Henrik S. Rasmussen, M.D.,
  Ph.D.....................     112,500             12.6%     $   4.20    6/16/2009     $1,634,882     $2,883,154
Thomas E. Smart............      48,750              5.5%     $   4.20    9/15/2009     $  708,449     $1,249,367


(1) The potential realizable value of these options is calculated based on the ten-year term of the option at the time of grant and midpoint of the offering range. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent our prediction of our stock price performance.

Percentages shown under "Percent of Total Options Granted to Employees in Fiscal 1999" are based on an aggregate of 890,632 options granted to our employees, consultants and directors under our stock option plan during 1999.

OPTION VALUES AT DECEMBER 31, 1999

The following table presents the number and value of securities underlying unexercised options that are held by each of the individuals listed in the Summary Compensation Table as of December 31, 1999. No shares were acquired on the exercise of stock options by these individuals during the year ended December 31, 1999.


Amounts shown under the column "Value of Unexercised In-the-Money Options at December 31, 1999" are based on the assumed initial public offering price of $11.50 per share, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the exercise price payable for these shares.



--------------------------------------------------------------------------------------------------------
                                                  NUMBER OF SECURITIES
                                                 UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                       OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                                    DECEMBER 31, 1999             DECEMBER 31, 1999
                                               ---------------------------   ---------------------------
NAME                                           EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                           -----------   -------------   -----------   -------------
Paul H. Fischer, Ph.D........................     462,644         45,396     $4,458,668     $  408,413
Jeffrey W. Church............................      34,999         70,001     $  306,241     $  612,509
C. Richter King, Ph.D........................      39,723         65,276     $  347,576     $  557,157
Imre Kovesdi, Ph.D...........................      84,126         20,455     $  934,640     $  152,960
Henrik S. Rasmussen, M.D., Ph.D..............      18,748         93,752     $  136,860     $  684,382
Thomas E. Smart..............................      88,343         74,317     $  901,247     $  594,173


EMPLOYMENT AGREEMENTS

On March 9, 1995, we entered into a letter of employment with Paul H. Fischer, Ph.D., to serve as our Vice President of Research and Development. On
November 7, 1996, Dr. Fischer was named President and Chief Executive Officer. Under the terms of the letter, Dr. Fischer receives an annual salary of at least $170,000. Dr. Fischer's salary for the fiscal year ended December 31, 1999 was $237,600. The terms of the letter also provide for the continued payment of Dr. Fischer's salary should he be terminated without cause. These salary payments will be paid for nine months from the effective date of such termination, but will cease if Dr. Fischer becomes permanently employed at the same or greater salary during the nine-month period. Dr. Fischer entered into a letter agreement with us regarding proprietary information, inventions and non-competition.

On August 24, 1998, we entered into a letter of employment with Jeffrey W. Church, our Chief Financial Officer. Under the terms of the letter, Mr. Church receives an annual salary of at least $175,000, with an anticipated annual performance bonus of up to 25% of his salary, subject to the achievement of particular milestones. Mr. Church's salary for the fiscal year ended
December 31, 1999 was $177,188. The terms of the letter also provide for at-will employment and for the continued payment of Mr. Church's salary should he be terminated without cause. These salary payments will be paid for six months from the effective date of such termination, but will cease if Mr. Church becomes permanently employed at the same or greater salary during the six-month period. Mr. Church entered into a letter agreement with us regarding proprietary information, inventions and non-competition.

On April 15, 1998, we entered into a letter of employment with C. Richter King, Ph.D., our Vice President of New Product Research. Under the terms of the letter, Dr. King receives an annual salary of at least $150,000, with an anticipated annual performance bonus of up to 25% of his salary. Dr. King's salary for the fiscal year ended December 31, 1999 was $154,500. The terms of the letter also provide for at-will employment and for the continued payment of Dr. King's salary should he be terminated without cause. These salary payments will be paid for six months from the effective date of such termination, but will cease if Dr. King becomes permanently employed at the same or greater salary during the six-month period. Dr. King entered into a letter agreement with us regarding proprietary information, inventions and non-competition.

On June 6, 1993, we entered into a letter of employment with Dr. Imre Kovesdi, our Chief Scientific Officer. Under the terms of the letter, Dr. Kovesdi receives an annual salary of at least $100,000. Dr. Kovesdi's salary for the fiscal year ended December 31, 1999 was $167,991. The terms of the letter also provide for the continued payment of Dr. Kovesdi's salary should he be terminated without cause. These salary payments will be paid for twelve months from the effective date of such termination, but will cease if Dr. Kovesdi becomes permanently employed at the same time or greater salary during the twelve month period. On June 11, 1993, Dr. Kovesdi entered into a letter agreement with us regarding proprietary information, inventions and non-competition.

On April 15, 1999, we entered into a letter of employment with Henrik Rasmussen, M.D., Ph.D., our Vice President of Clinical Operations and Regulatory Affairs. Under the terms of the letter, Dr. Rasmussen receives an annual salary of at least $190,000 and is eligible for a bonus, in accordance with our current compensation plan, based on achievement of corporate and individual goals. The terms of the letter also provide for at-will employment and for the continued payment of Dr. Rasmussen's salary should he be terminated without cause. These salary payments will be paid for six months from the effective date of such termination, but will cease if Dr. Rasmussen becomes permanently employed at the same or greater salary during the six-month period. Dr. Rasmussen entered into a letter agreement with us regarding proprietary information, inventions and non-competition.

On March 9, 1995, we entered into a letter of employment with Thomas E. Smart, to serve as our Executive Director of Corporate Development. In January 2000, Mr. Smart was named Senior Vice President of Corporate Development. Under the terms of the letter, Mr. Smart receives an annual salary of at least $110,000 plus bonus. Mr. Smart's salary for the fiscal year ended December 31, 1999 was $160,500. The terms of the letter also provide for the continued payment of Mr. Smart's salary should he be terminated without cause. These salary payments will be paid for six months from the effective date of such termination, but will cease if Mr. Smart becomes permanently employed at the same or greater salary during the six-month period. Mr. Smart entered into a letter agreement with us regarding proprietary information, inventions and non-competition.

BENEFIT PLANS

AMENDED AND RESTATED 1993 STOCK INCENTIVE PLAN

Our board of directors adopted the 1993 Stock Incentive Plan, referred to as the "1993 Plan," in October 1993, and amended and restated it in April 1998. In October 2000, our board of directors increased the number of shares available for issuance under the Plan, subject to the approval of our stockholders. Our 1993 Plan provides for the grant of incentive stock options to our employees and nonstatutory stock options to our employees, directors and consultants. Subject to the approval of our stockholders, an aggregate of 4,650,000 shares of our common stock has been reserved for issuance under our 1993 Plan. On the date of our annual stockholders' meeting, the number of shares reserved for issuance under our 1993 Plan will be automatically increased by the number of shares needed to restore the maximum aggregate number of shares reserved for issuance under our 1993 Plan to 4,650,000 shares or a lesser amount determined by our board of directors. Our 1993 Plan will automatically terminate in 2003, unless we terminate it sooner. In addition, our board of directors has the authority to amend, alter, suspend or terminate the 1993 Plan provided it does not adversely affect any option previously granted under our 1993 Plan.

Our board of directors, or a committee appointed by the board, administers the stock option plan and determines the term of options granted, the exercise price, the number of shares subject to individual option awards and the vesting period of options. Options currently granted under our 1993 Plan generally become exercisable at the rate of 1/8th of the shares six months from the vesting commencement date and 1/48th of the shares monthly thereafter, so that the option is fully exercisable four years from the vesting commencement date. Options granted under our 1993 Plan generally are non-transferable and expire three months after the termination of an optionee's service with us.

Our 1993 Plan provides that in the event we merge with or into another corporation, or we sell substantially all of our assets, each option will fully vest and become exercisable.

2000 EMPLOYEE STOCK PURCHASE PLAN

Concurrently with this offering, we intend to establish an Employee Stock Purchase Plan, referred to as the "Purchase Plan." We have reserved a total of 350,000 shares of common stock for issuance under our Purchase Plan, plus annual increases on the first day of each fiscal year beginning 2001 equal to the lesser of:

- 350,000 shares;

- 2% of our outstanding shares as of such date; or

- a lesser amount determined by the board of directors.

All our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, the following employees may not be granted options to purchase stock under our Purchase Plan:

- any employee who immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

- any employee whose rights to purchase stock under all of our Purchase Plans accrues at a rate which exceeds $25,000 worth of stock for each calendar year.

Participants may purchase common stock through payroll deductions of up to 15% of the participant's compensation. The maximum number of shares a participant may purchase during a six month offering period is 6,250 shares.

Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each offering period. The price of stock purchased under the purchase plan is 85% of the lower of the fair market value of the common stock at the beginning of the offering period and the fair market value of the common stock at end of the offering period.

Our Purchase Plan provides that in the event we merge with or into another company, or we sell substantially all of our assets, each outstanding option may be assumed or substituted by the successor company. If the successor company refuses to assume or substitute the options, the offering period then in progress will be shortened and a new exercise date will be set, which will occur before the proposed merger or sale.

Our Purchase Plan will take effect on the effective date of this offering and will terminate on November 15, 2010 thereafter, unless sooner terminated by our board of directors. Our board of directors has the authority to amend or terminate our Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock.

2000 DIRECTOR OPTION PLAN

Our board of directors adopted the 2000 Director Option Plan, referred to as the "Director Plan," in October 2000. The Director Plan provides for the automatic grant of options to purchase shares of common stock to our non-employee directors. We have reserved a total of 200,000 shares of common stock for issuance under our Director Plan.

Each non-employee director who joins our board of directors after the effective date of the Director Plan will receive an option to purchase 10,000 shares of common stock on the date such non-employee director joins our board. In addition, each non-employee director who has served on our board for at least six months shall receive an option to purchase 6,000 shares of our common stock on the date of each of our annual meetings of stockholders. Also, on the date of his or her appointment or re-appointment to a committee, the Director Plan provides that each non-employee director will receive additional options to purchase 3,000 shares of common stock for each committee such director serves on. The options vest over a four-year period, with an exercise price equal to the fair market value of the common stock on the date of grant. The maximum term of the options granted under our Director Plan is ten years. Options granted under our Director Plan are generally non-transferable. Unless otherwise terminated by our board of directors, our Director Plan terminates automatically in November 2010.

                           RELATED PARTY TRANSACTIONS

Other than the employment agreements described under "Management" and the transactions described below, there have not been any transaction or series of similar transactions to which we were a party in which the amount involved exceeded $60,000, and in which any director, executive officer, holder of more than 5% of any class of our stock or any member of the immediate family of any of these people had a direct or indirect material interest.

TRANSACTIONS WITH DIRECTORS, OFFICERS AND 5% STOCKHOLDERS

In December 1998, we sold 1,000,000 shares of our Class F preferred stock for $7,000,000 and a warrant exercisable for 375,000 shares of our common stock, at $0.01 per share, to Highland Capital Partners. Lee Wrubel, M.D., was a former director of GenVec and a former principal at Highland Capital Partners.

In July 1997, we entered into a Stock Purchase Agreement with Warner-Lambert, which allows us to require Warner-Lambert to purchase up to $20.0 million worth of our capital stock in five separate transactions based on the occurrence of particular milestones. In December of 1997, Warner-Lambert purchased 154,963 shares of our Class E1 Preferred Stock for $12.91 per share. In March of 1999, Warner-Lambert purchased 266,666 shares of our Class E2 Preferred Stock for $11.25 per share. In July of 1999, Warner-Lambert purchased 386,473 shares of Class E3 Preferred Stock for $12.94 per share. All of the preferred stock we issued to Warner-Lambert is entitled to registration rights. Wendell Wierenga, one of our directors, was the Senior Vice President of Worldwide Preclinical Research, Development and Technologies for the Parke-Davis Pharmaceuticals Research Division of Warner-Lambert until September 2000.

In July 1997, we also entered into a Research, Development and Collaboration Agreement with Warner-Lambert. Under this agreement, Warner-Lambert agreed to manufacture products that we develop jointly for worldwide commercial sale (excluding Asia). The agreement was amended in January of 1999. Under the amendment, we are responsible for collaborating on the development of a manufacturing process for the jointly developed products. Warner-Lambert agreed to pay us over $100 million, excluding royalties, in research and development funding, milestone payments, equity purchases and license fees for research and reimbursement for our costs incurred. We recognized approximately $7.8 million in ongoing research and development support revenue in 1999 pursuant to the terms of the amendment. For more information on this agreement, See
"Business -- Strategic Alliances -- Our Collaboration with the Warner-Lambert Company.

On March 1, 2000, we entered into a consulting agreement with Mr. Herbert J. Conrad, the chairman of our board of directors. Under the agreement, Mr. Herbert Conrad will consult with us for a minimum of 5 days per month for $1,500 per day. The agreement expires in one year, subject to renewal.

We believe that all of the transactions described above were made on terms no less favorable to us than would have been obtained from unaffiliated third parties.

All future transactions will be approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors or, if required by law, a majority of the disinterested stockholders, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

The following table presents information regarding the beneficial ownership of our common stock as of September 30, 2000, and as adjusted to reflect the sale of our common stock offered by this prospectus, by:

- each of the individuals listed in the "Summary Compensation Table" above;

- each of our directors;

- each person, or group of affiliated persons, who is known by us to own beneficially five percent or more of our common stock; and

- all current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC computing the number of shares beneficially owned by a person and the percentage ownership of that person. Shares of common stock subject to options currently exercisable or exercisable within 60 days after September 15, 2000 are considered outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not considered outstanding when computing the percentage ownership of each other person.


Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage of ownership before the offering is based on 1,935,350 shares of common stock outstanding on September 30, 2000, and reflects the conversion of all our outstanding convertible preferred stock into 11,543,092 shares of common stock. Percentage of ownership after the offering is based on 17,826,268 shares of common stock outstanding. Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o GenVec, Inc., 65 West Watkins Mill Road, Gaithersburg, Maryland 20878.



                                                             --------------------------------------------------------
                                                                    BENEFICIAL OWNERSHIP
                                                                      BEFORE OFFERING
                                                             ----------------------------------
                                                                                SHARES ISSUABLE
                                                                            PURSUANT TO OPTIONS       PERCENTAGE
                                                                NUMBER OF          AND WARRANTS   BENEFICIALLY OWNED
                                                                   SHARES    EXERCISABLE WITHIN   -------------------
                                                             BENEFICIALLY            60 DAYS OF     BEFORE      AFTER
                                                                    OWNED    SEPTEMBER 30, 2000   OFFERING   OFFERING
                                                             ------------   -------------------   --------   --------
Highland Capital Partners(1)...............................    1,875,000                     --      13.9%     10.5%
Hillman Medical Ventures Partnerships(2)...................    1,652,539                     --      12.3%      9.3%
Pfizer, Inc.(3)............................................    1,504,487                     --      11.2%     10.4%
Biotech Growth SA(4).......................................    1,271,185                     --       9.4%      7.1%
Genentech, Inc.(5).........................................    1,101,863                     --       8.2%      6.2%
Prince Venture Partners, III, L.P.(6)......................      826,268                     --       6.1%      4.6%
Sierra Ventures, III, L.P.(7)..............................      826,267                     --       6.1%      4.6%
Herbert J. Conrad..........................................        8,101                 74,504      *         *
Hal S. Broderson, M.D.(8)..................................    1,652,539                 15,000      12.4%      9.3%
Harry T. Rein(9)...........................................      457,626                 15,000       3.5%      2.6%
Wendell Wierenga, Ph.D.....................................           --                 30,000      *         *
Gregory F. Zaic(10)........................................      826,268                 15,000       6.2%      4.7%
Paul H. Fischer, Ph.D......................................       19,066                494,999       3.7%      2.8%
Jeffrey W. Church..........................................           --                 59,061      *         *
C. Richter King, Ph.D......................................           --                 64,387      *         *
Imre Kovesdi, Ph.D.........................................       35,248                 90,768      *         *
Henrik S. Rasmussen, M.D., Ph.D............................           --                 44,530      *         *
Thomas E. Smart............................................       63,558                125,903       1.4%      1.1%
Grant Yonehiro.............................................       10,168                 74,143      *         *
All directors and executive officers as a group
  (12 persons).............................................    3,072,574              1,103,295      28.6%     22.1%


--------------
   * Represents beneficial ownership of less than 1 percent.

 (1) The address for Highland Capital Partners is Two International Place, Boston, MA 02110. The number of shares beneficially owned includes 1,800,000 shares held by Highland Capital Partners IV Limited Partnership and 75,000 shares held by Highland Entrepreneurs' Fund IV Limited Partnership.

 (2) The address for Hillman Medical Ventures Partnerships is c/o Rock Hill Ventures, Inc., One Tower Bridge, Suite 1350, 100 Front Street, West Conshohocken, PA 19428, Attention: Hal S. Broderson, M.D. The number of shares beneficially owned includes 127,117 shares owned by Hillman Medical Ventures 1992 L.P., 762,711 shares owned by Hillman Medical Ventures 1993 L.P., and 762,711 shares owned by Hillman Medical Ventures 1994 L.P. The general partners of the Hillman Medical Ventures partnerships are Cashon Biomedical Associates L.P. and Hillman/Dover Limited Partnership. The general partners of Cashon are Hal S. Broderson, Ronald J. Brenner and Charles G. Hadley. The general partner of Hillman/Dover is a wholly-owned subsidiary of The Hillman Company, a firm engaged in diversified investments and operations. The Hillman Company is controlled by Henry L. Hillman, Elsie Hilliard Hillman and C.G. Grefenstette, Trustees of the Henry L. Hillman Trust. The Cashon General Partners and the Trustees may be deemed to be the beneficial owners of the 1,652,539 shares owned by the Hillman Medical Ventures partnerships.


 (3) These shares are held by the Warner-Lambert Company, a wholly-owned subsidiary of Pfizer. The address for Pfizer, Inc. is 2800 Plymouth Road, Ann Arbor, MI, 48105. The number of shares beneficially owned is adjusted to reflect the sale of 347,826 additional shares to Warner-Lambert concurrently with the closing of this offering.


 (4) The address for Biotech Growth SA is Bellevue Asset Management, AG, Grasenweg 4, Zug/Postach, Zug-6301, Switzerland.

 (5) The address for Genentech, Inc. is One DNA Way, South San Francisco, CA 94080.

 (6) The address for Prince Venture Partners, III, L.P. is 25 Ford Road, Westport, CT 06880, Attention: Gregory Zaic.

 (7) The address for Sierra Ventures, III, L.P. is 3000 Sand Hill Road, Building 4, Suite 210, Menlo Park, CA 94025. The number of shares beneficially owned includes 31,810 shares held by Sierra Ventures International IV, L.P. and 794,267 shares held by Sierra Ventures IV, L.P.

 (8) The number of shares beneficially owned by Dr. Broderson includes 127,117 shares owned by Hillman Medical Ventures 1992 L.P., 762,711 shares owned by Hillman Medical Ventures 1993 L.P. and 762,711 shares owned by Hillman Medical Ventures 1994 L.P. The general partners of the Hillman Medical Ventures partnerships are Cashon Biomedical Associates L.P. and Hillman/Dover Limited Partnership. The general partners of Cashon are Hal
     S. Broderson, Ronald J. Brenner and Charles G. Hadley. The general partner of Hillman/Dover is a wholly-owned subsidiary of The Hillman Company, a firm engaged in diversified investments and operations. The Hillman Company is controlled by Henry L. Hillman, Elsie Hillard Hillman and C.G. Grefenstette, Trustees of the Henry L. Hillman Trust. The Cashon General Partners and the Trustees may be deemed to be the beneficial owners of the 1,652,539 shares owned by the Hillman Medical Ventures partnerships.

 (9) The number of shares owned by Mr. Rein includes 24,483 shares held by Canaan Capital, L.P., 204,330 shares held by Canaan Capital Offshore L.P., C.V. and 228,813 shares held by Canaan S.B.I.C., L.P. Mr. Rein disclaims beneficial ownership of these shares.

 (10) The number of shares owned by Mr. Zaic consists of 826,268 shares held by Prince Venture Partners III, L.P. Mr. Zaic disclaims beneficial ownership of these shares.

                          DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, our authorized capital stock will consist of 60,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value.

COMMON STOCK

As of September 30, 2000, there were 13,478,442 shares of common stock outstanding on a pro forma basis to reflect the conversion of all our outstanding shares of preferred stock which will occur upon the closing of this offering, that were held by approximately 90 stockholders. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. The holders of common stock are entitled to receive ratably any dividends as may be declared by the board of directors out of legally available funds, after the superior rights of the holders of preferred stock have been satisfied. Please read "Dividend Policy." In the event of a liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassable.

PREFERRED STOCK

The board of directors has the authority to issue the undesignated preferred stock in one or more series, to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock and to fix the number of shares constituting any series and the designation of such series. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of GenVec. We have no present plans to issue any shares of our preferred stock.

WARRANTS

As of September 30, 2000, we had outstanding:

- a warrant to purchase 317,796 shares of our common stock at $8.85 per share expiring in May 2001, or, if we have not effected an initial public offering by May 31, 1998, upon the fifth anniversary of the initial public offering, but not later than May 31, 2006;

- a warrant to purchase 101,694 shares of our common stock at $9.83 per share expiring in May 2001, or, if we have not effected an initial public offering by June 30, 1998, on the third anniversary of the initial public offering but not later than June 30, 2006;

- a warrant to purchase 101,694 shares of our common stock at $11.80 per share expiring on the fifth anniversary of the scheduled vesting date or if we have not effected an initial public offering by May 15, 2000, on the third anniversary of the initial public offering but not later than May 15, 2008;

- a warrant to purchase 16,949 shares of our Series B preferred stock at $5.90 per share expiring in September 2006, which will convert into a warrant to purchase 25,423 common shares at $3.93 per share at the closing of this offering; and

- warrants to purchase 23,807 shares of our Series B preferred stock at $5.90 per share, which will convert into a warrant to purchase 35,710 common shares at $3.93 per share at the closing of this offering, expiring upon the later of October 17, 2005 or five years from the effective date of our initial public offering.

REGISTRATION RIGHTS


On the date 180 days after the completion of this offering, the holders of 12,732,806 shares of common stock and warrants exercisable for 317,796 additional shares of common stock have rights which enable them to sell shares in transactions registered under the Securities Act of 1933. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other securityholders, the holders of these shares will be entitled to notice of the registration and will be entitled to include, at our expense, their shares of common stock. In addition, the holders of these shares may require us, at our expense and on not more than three occasions at any time beginning approximately six months from the date of the closing of this offering, to file a registration statement under the Securities Act covering their shares of common stock, and we will be required to use our best efforts to have the registration statement declared effective. These rights shall terminate on the earlier of five years after the effective date of this offering, or when a holder is able to sell all its shares pursuant to Rule 144 under the Securities Act in any 90-day period. These registration rights are subject to conditions and limitations, including the right of the underwriters to limit the number of shares included in the registration statement.


ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND CHARTER PROVISIONS

Delaware law and our certificate of incorporation and bylaws could make it more difficult for another person to acquire us and to remove our current officers and directors. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that protecting our ability to negotiate with the proponent of an unfriendly or unsolicited takeover proposal outweighs the disadvantages of discouraging a takeover proposal because negotiation of a proposal could result in an improvement of its terms.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

We are subject to section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder. section 203 generally does not apply if the business combination or the transaction in which the person became an interested stockholder is approved in advance. Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, with affiliates and associates, owns or, within three years before the determination of interested stockholder status, did own 15% or more of a corporation's voting stock. Section 203 may delay or prevent a change in control of us without further action by the stockholders.

CERTIFICATE OF INCORPORATION AND BYLAWS

Upon the closing of this offering, our certificate of incorporation and bylaws will:

    - provide that stockholders must hold an annual or special meeting to take action and may not act by written consent;

    - provide that special meetings of stockholders may be called only by GenVec's president or a majority of our board members then in office;

    - require stockholders to provide advance notice of nominations for election to the board of directors and proposals they intend to submit for approval at stockholders meetings;

    - provide that our board of directors will be divided into three classes, with each class serving staggered three-year terms, and provide that the number of directors cannot be increased by 50% or more in any 12-month period unless the increase is approved by 80% of the board members then in office;

    - require the approval of holders of at least 80% of the voting power of all outstanding stock to remove a director for cause; and

    - require the approval of holders of at least 80% of the voting power of all outstanding stock of significant amendments by the stockholders to the certificate of incorporation and the bylaws.

Our certificate of incorporation also allows our board of directors to issue preferred stock without stockholder approval as described under " -- Preferred Stock" above.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company has been appointed the transfer agent and registrar for our common stock.

NASDAQ NATIONAL MARKET LISTING

We have applied to have our shares of common stock listed on the Nasdaq National Market under the symbol "GNVC."

                        SHARES ELIGIBLE FOR FUTURE SALE


Before this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock. Upon completion of this offering, we will have outstanding an aggregate of 17,826,268 shares of common stock. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by our affiliates. The remaining 13,826,268 shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act.



All of our executive officers and directors, and certain stockholders, holding approximately 13,755,914 shares of our common stock, have agreed pursuant to "lock-up" agreements that, with limited exceptions, for a period of 180 days from the date of this prospectus, they will not sell any shares of common stock without the prior written consent of J.P. Morgan Securities Inc.


As a result of these "lock-up" agreements and the rules under the Securities Act, the restricted shares will be available for sale in the public market, subject, to volume and other restrictions, as follows:


----------------------------------------------------------------------------------------------------------------
DAYS AFTER THE          NUMBER OF SHARES
EFFECTIVE DATE         ELIGIBLE FOR SALE   COMMENT
----------------------------------------------------------------------------------------------------------------
On Effectiveness.....         70,354       Shares not locked-up and eligible for sale under Rule 144
180 days.............     13,755,914       Lock-up released; shares eligible for sale under Rules 144 and 701


Additionally, of the 3,506,017 shares that may be issued upon the exercise of options outstanding as of September 30, 2000, approximately 2,435,662 shares are subject to options which will be vested and exercisable 180 days after the date of this prospectus.

REGISTRATION RIGHTS


On the date 180 days after the completion of this offering, the holders of 12,732,806 shares of our common stock and warrants exercisable for 317,796 additional shares of common stock will have rights to require us to register their shares under the Securities Act. Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.


STOCK OPTION AND STOCK PURCHASE PLANS

Immediately after this offering, we intend to file a registration statement under the Securities Act covering approximately 5.2 million shares of common stock reserved for issuance under our stock option and stock purchase plans. We expect the registration statement to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market after the effectiveness of the registration statement, subject to the lock-up agreements described above.

                                  UNDERWRITING

J.P. Morgan Securities Inc. is acting as sole bookrunning lead manager for this offering. We and the underwriters named below have entered into an underwriting agreement covering the common stock to be offered in this offering. J.P. Morgan Securities Inc., UBS Warburg LLC and A.G. Edwards & Sons, Inc. are acting as representatives of the underwriters. Each underwriter has agreed to purchase the number of shares of common stock set forth opposite its name in the following table:

                                                              ----------------
                                                              NUMBER OF SHARES
                                                              ----------------
UNDERWRITERS
J.P. Morgan Securities Inc..................................
UBS Warburg LLC.............................................
A.G. Edwards & Sons, Inc....................................
                                                               -------------
  Total.....................................................       4,000,000
                                                               =============

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of these shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances.

The underwriters are offering the shares of common stock, subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the initial public offering price shown on the cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to $
per share from the initial public offering price. Any of these securities dealers may resell shares to other brokers or dealers at a discount of up to
$    per share from the initial offering price. After the initial public offering, the underwriters may vary the public offering price and other selling items.

If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional 600,000 shares of common stock from us to cover these sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above.

The following table shows the per share and total underwriting discounts that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                              ---------------------------
                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................  $             $
  Total.....................................................  $             $

The representatives have advised us that, on behalf of the underwriters, they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the 600,000 shares subject to the underwriters' over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any "naked" short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

The representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "penalty bid" is an arrangement permitting the representatives to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the representatives in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The representatives have advised us that stabilizing bids and open market purchases may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format will be made available on an Internet site maintained by one or more of the underwriters participating in this offering.

We estimate that the total expenses of this offering, excluding underwriting discounts, will be approximately $1,200,000.

We have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933.

We and our executive officers, directors and stockholders have agreed that, with limited exceptions, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, none of us will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of common stock or any of our securities which are substantially similar to the common stock including, but not limited to, any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any substantially similar securities or enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequence of ownership of common stock or any securities substantially similar to the common stock, other than pursuant to employee stock option plans existing on the date of this prospectus, without the prior written consent of J.P. Morgan Securities Inc.

At our request, the underwriters have reserved shares of common stock for sale to our directors, officers, employees, consultants and family members of the foregoing. We expect these persons to purchase no more than five percent, or 200,000 shares, of the common stock offered in this offering.

The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares.

We have applied to have our shares of common stock listed on the Nasdaq National Market under the symbol "GNVC."

It is expected that delivery of the shares will be made to investors on or about
        , 2000.

There has been no public market for the common stock before this offering. We and the underwriters will negotiate the initial offering price. In determining the price, we and the underwriters expect to consider a number of factors in addition to prevailing market conditions, including:

- the history of and prospects for our industry and for biotechnology companies generally;

- an assessment of our management;

- our present operations;

- our historical results of operations;

- the trend of our revenues and earnings; and

- our earnings prospects.

We and the underwriters will consider these and other relevant factors in relation to the price of similar securities of generally comparable companies. Neither we nor the underwriters can assure investors that an active trading market will develop for the common stock, or that the common stock will trade in the public market at or above the initial offering price.

From time to time in the ordinary course of their respective businesses, some of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking and/or investment banking transactions with us and our affiliates.

                                 LEGAL MATTERS

Arnold & Porter, Washington, DC, will render an opinion for us that the shares of common stock offered hereby, when sold in connection with this offering, will be validly issued, fully paid and non-assessable. Legal matters in connection with the offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

The financial statements of GenVec, Inc. as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Some statements included in this Prospectus under the captions "Risk Factors -- Risks Related to Our Industry -- If we are unable to adequately protect our intellectual property rights, our competitors may be able to take advantage of our research and development efforts to compete with us," "-- If our potential products conflict with intellectual property rights of competitors, universities or others, then we may be prevented from developing those product candidates," "-- If our right to use intellectual property we license from others is affected, our ability to develop and commercialize our product candidates may be harmed" and "Business -- Patents and Proprietary Rights" have been reviewed and approved by Leydig, Voit & Mayer, Ltd., our patent counsel, as experts on such matters.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 regarding the shares of common stock offered by us. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information on us and the common stock we are offering, reference is made to the registration statement, including the exhibits, and the financial statements and notes filed as a part of the registration statement. A copy of the registration statement, including exhibits and the financial statements and notes filed as a part of it, may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. The SEC maintains a web site at HTTP://WWW.SEC.GOV that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the SEC. You may inspect any of these documents as described in the preceding paragraph.

                         INDEX TO FINANCIAL STATEMENTS

                                                              --------
                                                                PAGE
                                                              --------
AUDITED FINANCIAL STATEMENTS
Independent Auditors' Report................................     F-2
Balance Sheets as of December 31, 1998 and 1999.............     F-3
Statements of Operations and Comprehensive Loss -- Years
  Ended December 31, 1997, 1998 and 1999....................     F-5
Statements of Stockholders' Equity -- Years Ended December
  31, 1997, 1998 and 1999...................................     F-6
Statements of Cash Flows -- Years Ended December 31, 1997,
  1998 and 1999.............................................     F-7
Notes to Financial Statements...............................     F-8

UNAUDITED CONDENSED FINANCIAL STATEMENTS
Condensed Balance Sheets as of December 31, 1999 and
  September 30, 2000........................................    F-27
Condensed Statements of Operations and Comprehensive Loss --
  Nine Months Ended September 30, 1999 and 2000.............    F-28
Condensed Statements of Cash Flows -- Nine Months Ended
  September 30, 1999 and 2000...............................    F-29
Notes to Unaudited Condensed Financial Statements...........    F-30

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
GenVec,  Inc.:

We have audited the accompanying balance sheets of GenVec, Inc. as of December 31, 1998 and 1999, and the related statements of operations and comprehensive loss, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GenVec, Inc. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

McLean, Virginia
February 18, 2000, except for note 11
which is as of November 20, 2000

                                  GENVEC, INC.

                                 BALANCE SHEETS

                                                              ---------------------------
                                                                  AS OF DECEMBER 31,
                                                              ---------------------------
                                                                  1998           1999
                           ASSETS                             ------------   ------------
Current assets:
  Cash and cash equivalents.................................  $  3,083,377   $  8,470,353
  Short-term investments (note 3)...........................     5,835,644      5,413,651
  Prepaid expenses..........................................       432,355        438,754
  Receivables from related party (note 6)...................            --        778,250
  Other current assets......................................       197,291        148,899
                                                              ------------   ------------
    Total current assets....................................     9,548,667     15,249,907
                                                              ------------   ------------
Property and equipment, net (note 4)........................     2,120,739      9,333,074
Bond investment trust (note 5)..............................            --      1,423,066
Long-term investments (note 3)..............................            --      2,484,893
Other assets (note 2).......................................        51,562        145,491
                                                              ------------   ------------
    Total assets............................................  $ 11,720,968   $ 28,636,431
                                                              ============   ============

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                  GENVEC, INC.

                                 BALANCE SHEETS

                                                              ---------------------------
                                                                  AS OF DECEMBER 31,
                                                              ---------------------------
                                                                  1998           1999
            LIABILITIES AND STOCKHOLDERS' EQUITY              ------------   ------------
Current liabilities:
  Bank overdraft payable....................................  $    334,593   $         --
  Accounts payable..........................................       832,245      1,435,085
  Accrued expenses..........................................       768,329        809,992
  Accrued construction in progress..........................            --        482,474
  Accrued technological license and intellectual property
    expenses................................................       790,086        624,320
  Accrued payroll and related expenses......................       156,531        208,794
  Unearned revenue..........................................     1,000,000      2,975,000
  Current portion of notes payable and capital lease
    obligation (notes 5 and 7)..............................        45,933        366,320
                                                              ------------   ------------
    Total current liabilities...............................     3,927,717      6,901,985
                                                              ------------   ------------
Notes payable and capital lease obligations, less current
  portion (note 5)..........................................            --      1,822,195
Bond payable (note 5).......................................            --      5,000,000
Deferred credit (note 7)....................................            --      1,280,780
Unearned revenue............................................     2,500,000      1,700,000
Other non-current liabilities...............................        13,250             --
                                                              ------------   ------------
    Total non-current liabilities...........................     2,513,250      9,802,975
                                                              ------------   ------------
Commitments (notes 5 and 7)

Stockholders' equity (notes 6 and 8):
  Convertible preferred stock, $.001 par value, 7,083,019
    and 7,736,158 shares authorized at December 31, 1998 and
    1999, 7,042,263 and 7,695,402 shares issued and
    outstanding (liquidation preference of $52,052,177) at
    December 31, 1998 and 1999..............................         7,042          7,695
  Preferred stock, $0.001 par value, 4,346,861 shares
    authorized, no shares issued and outstanding at December
    31, 1998 and 1999.......................................            --             --
  Common stock, $0.001 par value, 50,000,000 shares
    authorized at December 31, 1998 and 1999, 1,554,853 and
    1,598,593 shares issued at December 31, 1998 and 1999,
    and 1,483,903 and 1,527,643 shares outstanding at
    December 31, 1998 and 1999..............................         1,554          1,598
Additional paid-in capital..................................    47,083,710     55,716,237
Accumulated deficit.........................................   (40,976,593)   (42,896,083)
Deferred compensation (note 8)..............................      (835,641)      (850,419)
Accumulated other comprehensive loss -- unrealized loss on
  securities (note 3).......................................            --        (47,486)
Treasury stock, 70,950 common shares........................           (71)           (71)
                                                              ------------   ------------
    Total stockholders' equity..............................     5,280,001     11,931,471
                                                              ------------   ------------
    Total liabilities and stockholders' equity..............  $ 11,720,968   $ 28,636,431
                                                              ============   ============

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                  GENVEC, INC.

                STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

                                                         ---------------------------------------
                                                                 YEAR ENDED DECEMBER 31,
                                                         ---------------------------------------
                                                                1997          1998          1999
                                                         -----------   -----------   -----------
Revenues (note 6):
  Ongoing research and development support.............  $ 3,187,500   $ 6,750,000   $14,074,949
  Contract, license and milestone payments.............    2,500,000     3,000,000     2,875,000
                                                         -----------   -----------   -----------
    Total revenues.....................................    5,687,500     9,750,000    16,949,949
                                                         -----------   -----------   -----------
Operating expenses:
  Research and development.............................    8,085,421    10,592,366    14,017,725
  General and administrative...........................    4,030,602     5,902,844     5,428,607
                                                         -----------   -----------   -----------
    Total operating expenses...........................   12,116,023    16,495,210    19,446,332
                                                         -----------   -----------   -----------
    Loss from operations...............................   (6,428,523)   (6,745,210)   (2,496,383)
                                                         -----------   -----------   -----------
Other income (expense):
  Interest income......................................      319,538       408,026       742,387
  Interest expense.....................................      (56,570)       (9,890)     (135,197)
  Loss on disposal of assets...........................           --            --       (30,297)
                                                         -----------   -----------   -----------
    Total other income.................................      262,968       398,136       576,893
                                                         -----------   -----------   -----------
    Net loss...........................................  $(6,165,555)  $(6,347,074)  $(1,919,490)
                                                         ===========   ===========   ===========
Other comprehensive loss, net of tax:
  Unrealized holding losses arising during the
    period.............................................  $        --   $        --   $   (47,486)
                                                         ===========   ===========   ===========
Comprehensive loss.....................................  $(6,165,555)  $(6,347,074)  $(1,966,976)
                                                         ===========   ===========   ===========
Basic and diluted net loss per share (note 2)..........  $     (4.30)  $     (4.10)  $     (1.22)
                                                         ===========   ===========   ===========
Shares used in computing basic and diluted net loss per
  share
  (note 2).............................................    1,435,284     1,548,677     1,576,443

Pro forma basic and diluted net loss per share (note 2)
  (unaudited)..........................................                              $     (0.15)
                                                                                     ===========
Shares used in computing pro forma basic and diluted
  net loss per share (note 2) (unaudited)..............                               12,708,365

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                  GENVEC, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                -----------------------------------------------------------------------------------------
                                    CONVERTIBLE
                                  PREFERRED STOCK          COMMON STOCK         ADDITIONAL
                                --------------------   --------------------        PAID-IN        DEFERRED    ACCUMULATED
                                   SHARES     AMOUNT      SHARES     AMOUNT        CAPITAL    COMPENSATION        DEFICIT
                                ---------   --------   ---------   --------   ------------   -------------   ------------
Balance, December 31, 1996....  5,811,971   $  5,812   1,481,109   $  1,481   $ 36,294,581   $    (973,556)  $(28,463,964)
Issuance of Class E
  convertible preferred
  shares, net of issuance
  costs of $3,215 (note 8)....     75,329         75          --         --        996,712              --             --
Issuance of Class E1
  convertible preferred
  shares, net of issuance
  costs of $68,842 (note 8)...    154,963        155          --         --      1,931,002              --             --
Exercise of options...........         --         --      50,391         50         22,270              --             --
Deferred compensation
  resulting from grant of
  options below fair value....         --         --          --         --        895,330        (895,330)            --
Amortization of deferred
  compensation................         --         --          --         --             --         495,195             --
Cancellation of options.......         --         --          --         --        (13,794)         13,794             --
Net loss......................         --         --          --         --             --              --     (6,165,555)
                                ---------   --------   ---------   --------   ------------   -------------   ------------
Balance, December 31, 1997....  6,042,263      6,042   1,531,500      1,531     40,126,101      (1,359,897)   (34,629,519)
Issuance of Class F
  convertible preferred
  shares, net of issuance of
  costs of $80,562 (note 8)...  1,000,000      1,000          --         --      5,888,438              --             --
Issuance of 375,000 common
  stock warrants in connection
  with Class F convertible
  preferred shares............         --         --          --         --      1,030,000              --             --
Exercise of options...........         --         --      23,353         23         26,263              --             --
Deferred compensation
  resulting from grant of
  options below fair value....         --         --          --         --         12,908         (12,908)            --
Amortization of deferred
  compensation................         --         --          --         --             --         537,164             --
Net loss......................         --         --          --         --             --              --     (6,347,074)
                                ---------   --------   ---------   --------   ------------   -------------   ------------
Balance, December 31, 1998....  7,042,263      7,042   1,554,853      1,554     47,083,710        (835,641)   (40,976,593)
Issuance of Class E2
  convertible preferred
  shares, net of issuance of
  costs of $6,191 (note 8)....    266,666        267          --         --      2,993,535              --             --
Issuance of E3 convertible
  preferred shares, net of
  issuance of costs of $6,472
  (note 8)....................    386,473        386          --         --      4,993,136              --             --
Exercise of options...........         --         --      43,740         44         67,526              --             --
Deferred compensation
  resulting from grant of
  options below fair value....         --         --          --         --        578,330        (578,330)            --
Amortization of deferred
  compensation................         --         --          --         --             --         563,552             --
Net loss......................         --         --          --         --             --              --     (1,919,490)
                                ---------   --------   ---------   --------   ------------   -------------   ------------
Balance, December 31, 1999....  7,695,402   $  7,695   1,598,593   $  1,598   $ 55,716,237   $    (850,419)  $(42,896,083)
                                =========   ========   =========   ========   ============   =============   ============

                                ---------------------------------------
                                              ACCUMULATED
                                TREASURY            OTHER
                                   STOCK    COMPREHENSIVE
                                  AMOUNT           INCOME         TOTAL
                                --------   --------------   -----------
Balance, December 31, 1996....  $    (71)  $           --   $ 6,864,283
Issuance of Class E
  convertible preferred
  shares, net of issuance
  costs of $3,215 (note 8)....        --               --       996,787
Issuance of Class E1
  convertible preferred
  shares, net of issuance
  costs of $68,842 (note 8)...        --               --     1,931,157
Exercise of options...........        --               --        22,320
Deferred compensation
  resulting from grant of
  options below fair value....        --               --            --
Amortization of deferred
  compensation................        --               --       495,195
Cancellation of options.......        --               --            --
Net loss......................        --               --    (6,165,555)
                                --------   --------------   -----------
Balance, December 31, 1997....       (71)              --     4,144,187
Issuance of Class F
  convertible preferred
  shares, net of issuance of
  costs of $80,562 (note 8)...        --               --     5,889,438
Issuance of 375,000 common
  stock warrants in connection
  with Class F convertible
  preferred shares............        --               --     1,030,000
Exercise of options...........        --               --        26,286
Deferred compensation
  resulting from grant of
  options below fair value....        --               --            --
Amortization of deferred
  compensation................        --               --       537,164
Net loss......................        --               --    (6,347,074)
                                --------   --------------   -----------
Balance, December 31, 1998....       (71)              --     5,280,001
Issuance of Class E2
  convertible preferred
  shares, net of issuance of
  costs of $6,191 (note 8)....        --               --     2,993,802
Issuance of E3 convertible
  preferred shares, net of
  issuance of costs of $6,472
  (note 8)....................        --               --     4,993,522
Exercise of options...........        --               --        67,570
Deferred compensation
  resulting from grant of
  options below fair value....        --               --            --
Amortization of deferred
  compensation................        --               --       563,552
Net loss......................        --          (47,486)   (1,966,976)
                                --------   --------------   -----------
Balance, December 31, 1999....  $    (71)  $      (47,486)  $11,931,471
                                ========   ==============   ===========

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                  GENVEC, INC.

                            STATEMENTS OF CASH FLOWS

                                                        ----------------------------------------
                                                                YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------
                                                           1997          1998           1999
                                                        -----------   -----------   ------------
Cash flows from operating activities:
  Net loss............................................  $(6,165,555)  $(6,347,074)  $ (1,919,490)
  Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
    Depreciation and amortization expense.............      484,334       407,602        746,895
    Stock option and warrant compensation expense
      (note 8)........................................      495,195       537,164        563,552
    Loss on disposal of assets........................           --            --         30,297
    Increase in receivables from related party........           --            --       (778,250)
    (Increase) decrease in other current assets.......      (32,003)      (61,576)        48,392
    (Increase) decrease in other assets...............           --       (13,612)       115,806
    Increase in prepaid expenses......................     (245,897)      (21,529)        (6,399)
    Increase in accounts payable......................      123,139       445,095        602,840
    (Decrease) increase in accrued expenses...........     (151,121)      577,627         93,926
    Increase (decrease) in unearned revenue...........    4,500,000    (1,000,000)     1,175,000
    Increase (decrease) in accrued technology license
      and intellectual property expenses..............      481,018      (130,398)      (165,766)
    Increase (decrease) in other non-current
      liabilities.....................................       26,500       (13,250)       (13,250)
                                                        -----------   -----------   ------------
      Net cash (used in) provided by operating
        activities....................................     (484,390)   (5,619,951)       493,553
                                                        -----------   -----------   ------------
Cash flows from investing activities:
  Purchases of property and equipment.................     (475,760)   (1,908,481)    (6,120,210)
  Purchases of investments available-for-sale.........           --            --     (9,143,094)
  Purchases of investments held-to-maturity...........   (4,361,879)   (5,835,644)    (2,217,660)
  Purchases of investment bond trust..................           --            --     (5,000,000)
  Proceeds from maturities of investments
    held-to-maturity..................................    4,363,013     2,555,987      2,500,000
  Proceeds from sale of investment securities
    available-for-sale................................           --            --      6,644,305
  Proceeds from sale of investment bond trust.........           --            --      3,576,934
                                                        -----------   -----------   ------------
      Net cash used in investing activities...........     (474,626)   (5,188,138)    (9,759,725)
                                                        -----------   -----------   ------------
Cash flows from financing activities:
  Proceeds from exercise of common stock options......       22,320        26,286         67,570
  Proceeds from issuance of preferred stock, net of
    issuance costs....................................    2,927,944     6,919,438      7,987,324
  Loan proceeds.......................................           --            --      7,484,404
  Payments under capital lease obligation.............     (351,084)     (175,241)       (45,933)
  Loan payments.......................................           --            --       (295,889)
  Bond financing payments.............................           --            --       (209,735)
  Change in bank overdraft payable....................           --       334,593       (334,593)
                                                        -----------   -----------   ------------
      Net cash provided by financing activities.......    2,599,180     7,105,076     14,653,148
                                                        -----------   -----------   ------------
      Increase (decrease) in cash and cash
        equivalents...................................    1,640,164    (3,703,013)     5,386,976
Cash and cash equivalents, beginning of year..........    5,146,226     6,786,390      3,083,377
                                                        -----------   -----------   ------------
Cash and cash equivalents, end of year................  $ 6,786,390   $ 3,083,377   $  8,470,353
                                                        ===========   ===========   ============
Supplemental disclosures of cash flow information:
  Cash paid during the year for interest..............  $    36,158   $    10,767   $    250,329
                                                        ===========   ===========   ============
Supplemental disclosure of non-cash investing and
  financing activities:
  Property and equipment and other assets financed by
    lessor............................................  $        --   $        --   $  1,280,780
                                                        ===========   ===========   ============

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                  GENVEC, INC.

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1999

(1) ORGANIZATION AND BUSINESS DESCRIPTION

GenVec, Inc. (GenVec or the Company) develops gene-based products that cause the production of therapeutic proteins at the site of disease. The Company's current areas of focus are cardiovascular disease, oncology and ophthalmology. The Company's products in development are made up of genes and vehicles to deliver those genes into cells at the site of the disease, commonly called "vectors." The Company's product candidates are administered directly to the site of disease through devices, such as catheters and syringes.

GenVec has the ability to build vectors that enable the Company to test the therapeutic benefit of genes in a broad range of animal models of human disease and to advance product candidates to clinical testing in generally less time than traditional drug discovery methods.

GenVec uses its technology to convert advances in genomics into therapeutic product candidates. The Company intends to develop and commercialize these product candidates through corporate collaborations and internally.

GenVec has developed a portfolio of product candidates. The Company's lead product candidate, BIOBYPASS-Registered Trademark- angiogen, which is being developed in collaboration with Warner-Lambert is intended to treat patients with coronary artery disease and peripheral vascular disease by inducing the formation of new blood vessels in tissues with inadequate blood flow. The Company is also developing TNFerade, which is intended to treat patients with various injectible solid tumors such as rectal cancer and head and neck cancer.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) REVENUE RECOGNITION

The Company currently generates substantially all of its revenue through a collaborative research and development agreement with a related party (note 6).

Research and development revenue from cost-reimbursement agreements are recognized as revenue as the related expenses are incurred and the Company has no future performance obligations. Contract, license and milestone payments are recognized as revenue when the Company's specific performance obligations have been satisfied in accordance with the terms of the respective agreements. Research and development, contract, license and milestone revenue recognized in the accompanying statements of operations is not subject to repayment. The Company's revenue recognition policy is consistent with the provisions of SAB 101 and the accompanying financial statements reflect the policy for all periods presented.

(B) RESEARCH AND DEVELOPMENT

Research and development costs are charged to operations as incurred. Such costs include proprietary research and development activities and expenses associated with collaborative research agreements.

                                  GENVEC, INC.

                           DECEMBER 31, 1998 AND 1999

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(C) TECHNOLOGICAL LICENSE AND INTELLECTUAL PROPERTY

Technological license and intellectual property costs consist of payments associated with license agreements and legal costs associated with the acquisition and development of intellectual property. Costs associated with the acquisition and development of intellectual property are expensed when incurred.

(D) PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Property and equipment is depreciated using the straight-line method over the estimated useful lives of assets, generally three to five years for equipment and seven years for furniture and fixtures. Leased property meeting certain criteria is capitalized at the lower of the present value of the future minimum lease payments or fair value at the inception of the lease. Amortization of capitalized leased assets is computed on the straight-line method over the term of the lease.

(E) INCOME TAXES

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES.

Under the asset and liability method of Statement of Financial Accounting Standards No. 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(F) CASH AND CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments with original maturities of three months or less, and are recorded at amortized cost, which approximates fair value. Cash equivalents consist primarily of money market funds and commercial paper.

(G) SHORT-TERM INVESTMENTS

The Company's short-term investments consist primarily of bonds and commercial paper. Through April 1999, these investments were classified as a held-to-maturity portfolio as the Company had both the ability and intent to hold securities until maturity. The portfolio was carried at amortized cost, which approximated fair value. During April 1999, the Company signed a management agreement allowing an institutional trustee limited power to buy and sell individual issues to take advantage of market changes. At that time all existing securities, totaling $5,555,832 on an amortized cost-basis with unrealized losses of $33,205, were transferred to an account under control of the trustee and are classified as available-for-sale securities. Available-for-sale securities are carried at fair value, with the

                                  GENVEC, INC.

                           DECEMBER 31, 1998 AND 1999

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) unrealized holding gains and losses, net of the related tax effect, reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

(H) COSTS OF BORROWING

Interest costs incurred on borrowed funds during the period of construction of capital assets are capitalized as a component of the cost of acquiring those assets.

(I) OTHER ASSETS

Other assets consist primarily of direct financing costs that are deferred and amortized over the life of the financing on a straight-line basis.

(J) ACCRUED TECHNOLOGICAL LICENSE AND INTELLECTUAL PROPERTY EXPENSES

Accrued technological license and intellectual property expenses consists of expenses related to the acquisition and maintenance of the Company's intellectual property portfolios.

(K) NET LOSS PER SHARE

HISTORICAL

Basic and diluted net loss per share have been computed using the weighted average number of shares of common stock outstanding during the period.

Had the Company been in a net income position, diluted earnings per share would have been presented and would have included the shares used in the computation of basic net loss per share as well as additional potential common shares related to outstanding options and warrants. The diluted EPS computation is not included, as all potential common shares are antidilutive.

                                  GENVEC, INC.

                           DECEMBER 31, 1998 AND 1999

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
The Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been anti-dilutive. These securities outstanding consisted of the following:

                                                   ------------------------------------
                                                               DECEMBER 31,
                                                   ------------------------------------
                                                         1997         1998         1999
                                                   ----------   ----------   ----------
Convertible preferred stock......................   9,063,384   10,563,384   11,543,092
Outstanding options..............................   1,039,017    1,467,123    1,458,053
Warrants.........................................          --      387,543      384,660

PRO FORMA (UNAUDITED)

Pro forma net loss per share for the year ended December 31, 1999, is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's convertible preferred stock into common stock effective upon the closing of the offering, as if such conversion occurred on January 1, 1999, or at the date of the original issuance, if later. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute the basic and diluted net loss per share of 11,131,922 shares for the year ended December 31, 1999.

A reconciliation of shares used in the calculations is as follows:

                                                     ----------------------------------
                                                          YEARS ENDED DECEMBER 31,
                                                     ----------------------------------
                                                          1997        1998         1999
                                                     ---------   ---------   ----------
Shares used in computing basic and diluted net loss
  per share........................................  1,435,284   1,548,677    1,576,443
                                                     =========   =========   ==========
Adjustment to reflect effect of assumed conversion
  of preferred stock (unaudited)...................                          11,131,922
                                                                             ==========
Shares used in computing pro forma basic and
  diluted net loss per share (unaudited)...........                          12,708,365
                                                                             ==========

(L) USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(M) FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial instruments, as reflected in the accompanying balance sheets, approximate fair value. Financial instruments consist of cash and cash equivalents, short-term investments, receivables from related party, bond investment trust, long-term investments,

                                  GENVEC, INC.

                           DECEMBER 31, 1998 AND 1999

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) bank overdraft payable, accounts payable, accrued technological license and intellectual property expenses, accrued expenses, accrued payroll and related expenses, notes payable and capital lease obligations.

(N) STOCK OPTION PLAN

The Company accounts for stock-based compensation in accordance with the provisions of Accounting Principle Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations, and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. All stock-based awards to non-employees (including options granted to members of the Scientific Advisory Board) are accounted for at their fair value in accordance with the provisions of SFAS No. 123.

(O) COMPREHENSIVE LOSS

Comprehensive loss consists of net loss and unrealized holding gains from available-for-sale securities and is presented in the statements of stockholders' equity. Components of comprehensive loss, as detailed on the statements of operations and comprehensive income, are reported net of tax.

                                  GENVEC, INC.

                           DECEMBER 31, 1998 AND 1999

(3) INVESTMENTS

The amortized cost, gross unrealized holding gains and losses and fair value of available-for-sale and held-to-maturity securities by major security type at December 31, 1998 and 1999, are as follows:

                                                 ------------------------------------------
                                                                    1998
                                                 ------------------------------------------
                                                              GROSS UNREALIZED
                                                  AMORTIZED      HOLDING GAINS         FAIR
                                                       COST           (LOSSES)        VALUE
                                                 ----------   ----------------   ----------
Held-to-maturity:
  Tax exempt bonds.............................  $  301,134       $    396       $  301,530
  Corporate bonds..............................   5,534,510         (3,438)       5,531,072
                                                 ----------       --------       ----------
                                                 $5,835,644       $ (3,042)      $5,832,602
                                                 ==========       ========       ==========
Classified as cash equivalents:
  Money market funds...........................  $2,966,822       $     --       $2,966,822
                                                 ==========       ========       ==========
                                                 ------------------------------------------
                                                                    1999
                                                 ------------------------------------------
                                                              GROSS UNREALIZED
                                                  AMORTIZED      HOLDING GAINS         FAIR
                                                       COST           (LOSSES)        VALUE
                                                 ----------   ----------------   ----------
Available-for-sale:
  Government agency notes......................  $1,501,703       $ (1,478)      $1,500,225
  Corporate bonds..............................   6,444,327        (46,008)       6,398,319
                                                 ----------       --------       ----------
                                                 $7,946,030       $(47,486)      $7,898,544
                                                 ==========       ========       ==========
Classified as cash equivalents:
  Commercial paper.............................  $7,996,917       $     --       $7,996,917
                                                 ==========       ========       ==========

All held-to-maturity securities as of December 31, 1998 are short term securities.

Maturities of debt securities classified as available-for-sale were as follows at December 31, 1999:

                                                              -----------------------
                                                               AMORTIZED         FAIR
                                                                    COST        VALUE
                                                              ----------   ----------
Available-for-sale
  Due within one year.......................................  $5,428,337   $5,413,651
  Due after one year through five years.....................   2,517,693    2,484,893
                                                              ----------   ----------
                                                              $7,946,030   $7,898,544
                                                              ==========   ==========

                                  GENVEC, INC.

                           DECEMBER 31, 1998 AND 1999

(4) PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

                                                              -----------------------
                                                                    1998         1999
                                                              ----------   ----------
Equipment...................................................  $3,660,886   $5,111,520
Leasehold improvements......................................     369,692       93,887
Furniture and fixtures......................................     100,089      303,928
Construction-in-progress....................................      54,232    6,257,907
                                                              ----------   ----------
                                                               4,184,899   11,767,242
Less accumulated depreciation and amortization..............  (2,064,160)  (2,434,168)
                                                              ----------   ----------
    Property and equipment, net.............................  $2,120,739   $9,333,074
                                                              ==========   ==========

In May 1999, the Company entered into a lease agreement for a new 42,900 square foot executive office and laboratory facility. In connection with this lease agreement, the Company incurred $7.3 million in expenditures for leasehold improvements, equipment and fixtures, which were financed by a $5.0 million Industrial Revenue Bond with the State of Maryland (the "Bond"), a $125,000 economic development loan from Montgomery County, Maryland, approximately
$1.3 million in lease incentives provided by the landlord and an $858,000 term loan from the landlord.

Although the building was substantially complete by December 31, 1999, the Company did not take possession of the building until January 2000. Therefore, the building-related costs were included in construction-in-progress on the balance sheet as of December 31, 1999. The ten year lease term commenced on November 1, 1999 (see note 7 for discussion of lease agreement). At
December 31, 1999, the Company accrued approximately $1.1 million of unbilled construction costs which were included in accrued construction in progress and notes payable in the accompanying balance sheet. Applicable interest charges incurred during the buildout of the new facility are capitalized as one of the elements of cost and will be amortized over the estimated useful life. Interest capitalized during 1999 was approximately $48,000.

Depreciation and amortization expense related to property and equipment were $484,334, $386,276, and $637,962 for the years ended December 31, 1997, 1998, and 1999, respectively.

                                  GENVEC, INC.

                           DECEMBER 31, 1998 AND 1999

(5) LONG-TERM DEBT

Long-term debt consists of the following:

                                                              -----------------------
                                                                   DECEMBER 31,
                                                              -----------------------
                                                                    1998         1999
                                                              ----------   ----------
Industrial Revenue Bond.....................................  $       --   $5,000,000
Notes payable:
  Term loan.................................................          --      858,000
  Equipment financing.......................................          --    1,205,515
  Economic development loan.................................          --      125,000
                                                              ----------   ----------
                                                                      --    7,188,515
    Less: current maturities of long-term debt..............          --     (366,320)
                                                              ----------   ----------
                                                              $       --   $6,822,195
                                                              ==========   ==========

(A) INDUSTRIAL REVENUE BOND

In June 1999, in connection with the lease of the new building, the Company borrowed $5.0 million under an Industrial Revenue Bond with the State of Maryland to fund leasehold improvements and additional equipment needs of the Company. The Bond is secured by a first priority lien on all equipment and fixtures financed. The Bond is secured by a $2.5 million letter of credit facility guaranteed by the Maryland Industrial Development Finance Authority and a $2.5 million guarantee from Warner-Lambert. The Company incurs an annual fee for the letter of credit equal to one percent of the outstanding balance which totaled $50,822 for the year ended December 31, 1999. Warner-Lambert's guarantee will remain as long as the outstanding principal balance on the Bond is greater than $2.5 million. Warner-Lambert's guarantee will be reduced in value dollar for dollar as the principal balance decreases below $2.5 million.

The Bond bears interest at a variable rate and matures on June 1, 2009. The weighted-average interest rate during 1999 was 5.6 percent. The Bond is subject to mandatory sinking fund redemption beginning July 2001.

The $5.0 million Bond proceeds were held in a trust for the sole purpose of funding construction. The balance of the trust was $1,423,066 at December 31, 1999.

(B) TERM LOAN

In connection with the lease of the new building (see note 7), the landlord contributed $858,000 towards the construction of leasehold improvements in the form of a term loan. This loan is payable in monthly installments of $11,577, including interest at a fixed rate of 10.5 percent, commencing November 1999 over the 10 year term of the building lease.

                                  GENVEC, INC.

                           DECEMBER 31, 1998 AND 1999

(5) LONG-TERM DEBT (CONTINUED)
(C) EQUIPMENT FINANCING

On January 27, 1999, the Company secured $1.5 million in financing for certain assets purchased by the Company at an interest rate of 10.8 percent. The note is payable in monthly installments of $35,845 commencing January 1999 through December 2002, followed by a balloon payment of $150,140 payable in January 2003. The loan is secured by the equipment financed by the note.

(D) ECONOMIC DEVELOPMENT LOAN

On September 29, 1999, the Company entered into an economic development fund agreement with Montgomery County, Maryland (the County) and received $125,000 for the purpose of relocation and expansion related expenses. The $125,000 received is considered a loan which accrues interest on the principal balance at 5 percent a year until December 31, 2001. Quarterly payments on the principal and interest commence January 15, 2002. The final payment on the loan is due January 15, 2007.

Loan payments may be deferred or forgiven by the County if the Company achieves certain incentive provisions outlined in the loan agreement related to the hiring of new employees within the Company. No guarantee can be made that the Company will achieve the targets that would result in a deferral or forgiveness of the loan.

Should the Company sell, close, or relocate a majority of its business interest outside the County within 5 years from the commencement date of the loan, the Company must repay the entire balance of the outstanding loan plus all accrued interest.

Aggregate maturities and sinking fund obligations for the Bond and notes payable are as follows:

2000........................................................  $  366,320
2001........................................................     832,789
2002........................................................     928,791
2003........................................................     725,080
2004........................................................     620,304
Thereafter..................................................   3,715,231
                                                              ----------
                                                              $7,188,515
                                                              ==========

(6) STRATEGIC ALLIANCES

The Company has established collaborations with pharmaceutical and biotechnology companies to enhance its ability to discover, evaluate, develop and commercialize multiple product opportunities.

(A) WARNER-LAMBERT COMPANY

In July 1997, the Company entered into a collaboration with Warner-Lambert, a related party, to research, develop and commercialize gene-based products incorporating the VEGF gene for the

                                  GENVEC, INC.

                           DECEMBER 31, 1998 AND 1999

(6) STRATEGIC ALLIANCES (CONTINUED)
treatment of coronary artery disease and peripheral vascular disease. The agreement was amended effective January 1, 1999. Warner-Lambert has the primary responsibility for clinical development, regulatory approval, manufacturing and commercialization of products that the Company develops under this collaboration, including BIOBYPASS angiogen.

Under the terms of the collaboration, the Company may receive more than $100.0 million in non-refundable research and development funding, milestone payments, equity purchases and license fees. As of December 31, 1999, the Company has received $33.5 million and has recognized an aggregate of $29.1 million in research and development funding, license fees and milestone payments. The Company has incurred research and development expenses in conjunction with this collaboration agreement of $4.4 million, $7.7 million and $11.6 million in 1997, 1998 and 1999, respectively. Warner-Lambert has agreed to provide the Company a total of $34.3 million of research and development funding over the first five years of the collaboration, and the Company has the potential to receive an aggregate of $50.0 million in milestone payments related to the development of the first collaboration product for coronary artery disease and peripheral vascular disease. Warner-Lambert will make additional milestone payments to the Company upon the achievement of events related to the conduct of pivotal clinical studies and filings for and receiving regulatory approvals to market collaboration products and, for other collaboration products developed for these indications. In consideration for these payments, the Company granted Warner-Lambert an exclusive, royalty-bearing license to manufacture and sell collaboration products worldwide, excluding Asia, subject to the Company's right to co-promote in the United States and Canada for coronary artery disease applications (See note 7(b)). This license is also subject to the Company's exclusive right to manufacture and sell any collaboration products for uses other than coronary artery disease and peripheral vascular disease. Warner-Lambert's research and development funding obligations to the Company extend through July 2002, although Warner-Lambert may terminate its research funding obligations to the Company with six months written notice. The collaboration expires on a product-by-product and country-by-country basis until there are no remaining royalty obligations.

As part of the collaboration, Warner-Lambert has agreed to purchase an aggregate of $20.0 million of the Company's capital stock upon the achievement of specific milestones. As of December 31, 1999, Warner-Lambert has purchased $10.0 million of the Company's capital stock including $2.0 million of the Company's capital stock in December 1997, consisting of 154,963 shares of the Company's Class E1 preferred stock at a price of approximately $12.91 per share, $3.0 million of the Company's capital stock in March 1999, consisting of 266,666 shares of Class E2 preferred stock at a price of $11.25 per share and 386,473 shares of Class E3 convertible preferred stock for $5.0 million at a price of $12.94 per share in July 1999. In addition, Warner-Lambert will purchase $5.0 million of the Company's capital stock in a private placement concurrent with an initial public offering by the Company. Warner-Lambert is required to purchase, at the Company's election, up to $5.0 million of the Company's capital stock upon showing that a process has been established for the production of bulk product at a scale and site suitable for pivotal clinical studies as shown by the preparation of three

                                  GENVEC, INC.

                           DECEMBER 31, 1998 AND 1999

(6) STRATEGIC ALLIANCES (CONTINUED)
consecutive lots of the first collaboration product. The purchase price for all these equity purchases is 125% of the fair market value of the securities. Warner-Lambert has also committed to guaranteeing a loan to the Company in a principal amount of $5.0 million. In 1999, the Company used $2.5 million of the loan guarantee to assist in the financing of leasehold improvements to the Company's new research and development/corporate headquarters facility.

(B) FUSO PHARMACEUTICALS INDUSTRIES, LTD.

In September 1997, the Company established a collaboration with Fuso to conduct research and to identify, evaluate and develop gene therapy products for the treatment of cancer. Under the terms of the contract, the Company will receive $750,000 annually for five years, subject to Fuso's right to terminate the collaboration upon 90 days prior written notice. The annual payments are non-refundable. As part of the collaboration, the Company granted Fuso an exclusive, royalty-bearing license to develop and commercialize products developed under the collaboration for the treatment of cancer in Japan and at Fuso's option, Korea and Taiwan. Fuso will be responsible for the development and commercialization of any products in its territory. The Company will receive additional payments for the achievement by Fuso of specific product development and regulatory milestones, with the earliest of such payments not expected in the near term. The Company will also receive royalties on the sale of any such products commercialized by Fuso. The Company has retained all rights to develop and commercialize these products for the treatment of cancer in the rest of the world, and generally for all other uses worldwide, subject to certain restrictions, independently and with third parties. In connection with establishment of the collaboration, Fuso purchased $1.0 million of the Company's capital stock consisting of 75,329 shares of the Company's Class E convertible preferred stock for $13.28 per share. The Company recognized contract revenues from Fuso of $187,500 for the year ended December 31, 1997, and $750,000 for each of the years ended December 31, 1998 and 1999.

(C) SCIOS, INC.

In May 1996, the Company entered into an exclusive, worldwide license agreement with Scios for rights to all gene therapy applications of its proprietary form of the VEGF gene. Scios will share in certain profits the Company realizes from the research, development and commercialization of products incorporating the VEGF gene. The Company has agreed to provide a minimum royalty on revenues generated from the development of these products, which is creditable against the profits to be shared. In connection with the license agreement, Scios purchased 96,852 shares of the Company's Class D convertible preferred stock at a price of $10.33 per share. In addition, the Company granted Scios a warrant to purchase shares of the Company's Common Stock, which vests upon the earlier of the achievement of specified product development milestone events or certain dates. The warrants remain outstanding as of December 31, 1999.

                                  GENVEC, INC.

                           DECEMBER 31, 1998 AND 1999

(6) STRATEGIC ALLIANCES (CONTINUED)
(D) CANTAB PHARMACEUTICALS RESEARCH LIMITED

In November 1999, the Company and Cantab Pharmaceuticals Research Limited (Cantab) entered into a three-year non-exclusive license agreement and an option agreement for an exclusive license to develop and commercialize products utilizing the Company's herpes simplex virus patent portfolio. In consideration, Cantab paid the Company a non-refundable, non-creditable license fee totalling $300,000, which is being amortized over the three-year term of the license agreement, and may make additional payments totalling $300,000 over the remaining term of the option agreement, which will be recognized into revenue when earned.

As part of the agreement, should Cantab exercise the option and obtain an exclusive license, the Company will receive a license exercise fee, additional payments for the achievement by Cantab of specific product development and regulatory milestones, and royalties on the sale of any products commercialized by Cantab. Payment of such license exercise fee, milestones and royalties may result in payments having to be made by the Company of between 5% and 7.5% of the license exercise fee and milestone payments and up to 25% of royalties to the University of Pittsburgh, from whom the Company has licensed the herpes simplex virus technology.

(7) COMMITMENTS

(A) LEASE AGREEMENTS

In January 1994, the Company entered into a capital lease agreement allowing it to fund the acquisition of up to $1.5 million of furniture and equipment purchases. Lease terms of new purchases were 42 months with an interest rate of
9.6 percent. In connection with this agreement, the Company granted the lessor warrants to purchase approximately 23,800 shares of Class B convertible preferred stock at a purchase price of approximately $5.90 per share. Pursuant to this lease agreement, in May 1994, the Company entered into a sale lease-back transaction whereby it sold and subsequently leased-back furniture and equipment to which it held title. Additional equipment purchases have been funded under extensions made to this agreement through 1996.

Included in property and equipment at December 31, 1998, are assets recorded under this agreement of $265,093 and accumulated depreciation and amortization for the capital lease of $227,356. During 1999, the Company's capital lease expired. The Company has opted to purchase the related assets in accordance with provisions of the original lease agreement. As of December 31, 1999, all commitments related to this lease have been satisfied.

In addition to the aforementioned capital lease, the Company has a ten-year noncancelable operating lease for the new office and laboratory space. The agreement includes a provision for a 3% annual increase in base rent. The lease contains renewal options for up to fourteen years and requires the Company to pay all executory costs such as maintenance and insurance. As part of the lease, the

                                  GENVEC, INC.

                           DECEMBER 31, 1998 AND 1999

(7) COMMITMENTS (CONTINUED)
landlords' initial contribution of $1,290,000 is considered a reduction of rental expense that is recognized on a straight-line basis over the term of the new lease.

Rent expense under all operating leases was approximately $240,000, $379,000 and $571,000 for the years ended December 31, 1997, 1998 and 1999.

Future minimum lease payments under all non-cancelable operating leases as of December 31, 1999 are:

2000........................................................  $  654,773
2001........................................................     651,356
2002........................................................     663,523
2003........................................................     683,397
2004........................................................     704,060
Thereafter..................................................   3,710,278
                                                              ----------
                                                              $7,067,387
                                                              ==========

(B) RESEARCH AND DEVELOPMENT AGREEMENTS

The Company has agreed to provide grants for certain research projects under agreements with several universities and research organizations. Under the terms of these agreements, the Company has received exclusive licenses to the resulting technology. Total grants paid by the Company were $2,734,000, $2,487,000 and $2,667,000 for the years ended December 31, 1997, 1998 and 1999, respectively. The Company has commitments to pay up to approximately $1,613,000, $1,525,000, and $356,000 related to these grants for the years ended 2000, 2001, and 2002, respectively.

Additionally, certain agreements disclosed in note 6 require the Company to pay royalties upon commercial sales, if any, of specified products. The royalties are generally based on a percentage of net sales or other product fees earned by the Company. Royalties will become due when sales are generated.

                                  GENVEC, INC.

                           DECEMBER 31, 1998 AND 1999

(8) STOCKHOLDERS' EQUITY

(A) CAPITAL CHANGES

On July 22, 1999, the Company amended and restated its Certificate of Incorporation which effected the authorization of the following classes and amounts of stock each having a par value of $.001 per share:

------------------------------------------------------------------------
CLASS                                                             SHARES
-----                                                         ----------
Common stock................................................  50,000,000
Undesignated preferred stock................................   4,346,861
Convertible preferred stock:
  Class A...................................................     226,099
  Class B...................................................   1,959,444
  Class C...................................................   3,570,332
  Class D...................................................      96,852
  Class E...................................................      75,329
  Class E1..................................................     154,963
  Class E2..................................................     266,666
  Class E3..................................................     386,473
  Class F...................................................   1,000,000

(B) REVERSE STOCK SPLIT

On June 2, 1998, the Company effected a 5.9 for 1 reverse stock split. All common and preferred share and per share amounts in the accompanying financial statements have been retroactively adjusted for all periods presented to reflect this reverse stock split. See also note 11.

(C) CONVERTIBLE PREFERRED STOCK

The following table summarizes information regarding the number of shares issued, cash consideration received and liquidation value per share for each class of convertible preferred stock.

-----------------------------------------------------------------------------------------------
                                                                       CASH
                                                  NUMBER OF   CONSIDERATION   LIQUIDATION VALUE
CLASS                                         SHARES ISSUED        RECEIVED           PER SHARE
-----                                         -------------   -------------   -----------------
A...........................................      226,099      $   667,000    $            2.95
B...........................................    1,918,688      $11,320,000    $            5.90
C...........................................    3,570,332      $21,065,000    $            5.90
D...........................................       96,852      $ 1,000,000    $           10.33
E...........................................       75,329      $ 1,000,000    $           13.28
E1..........................................      154,963      $ 2,000,000    $           12.91
E2..........................................      266,666      $ 3,000,000    $           11.25
E3..........................................      386,473      $ 5,000,000    $           12.94
F...........................................    1,000,000      $ 7,000,000    $            7.00

                                  GENVEC, INC.

                           DECEMBER 31, 1998 AND 1999

(8) STOCKHOLDERS' EQUITY (CONTINUED)
Preferred stockholders participate in the dividends declared to common stockholders, if any, in an amount proportionate to the number of shares of common stock into which the preferred stock is convertible. Preferred holders are entitled to one vote for each share of common stock into which the preferred shares can be converted.

In the event of any voluntary or involuntary liquidation of the Company, before any distribution can be made to the holders of common stock, the preferred stockholders are entitled to receive payment of their respective liquidation values per share of stock, plus any declared but unpaid dividends. No dividends were declared for the years ended December 31, 1997, 1998, or 1999.

Holders of each class of preferred stock have the right at any time, at their option, to convert without the payment of additional consideration, each preferred stock share into 1.5 common stock shares. The conversion rates of the Class A, B, C and F convertible preferred stock are subject to certain antidilution adjustments in the event of certain issuances of stock by the Company at prices below the original purchase price of the stock. The Company has reserved 11,543,092 shares of common stock for issuance upon conversion of the convertible preferred stock. Upon the occurrence of an initial public offering of GenVec common stock which yields the Company at least $15.0 million at a minimum per share price of $5.90, all shares of preferred stock automatically convert to 1.5 shares of common stock. The preferred stockholders have voting rights equal to the common shares they would own upon conversion.

(D) RESTRICTED COMMON STOCK

In 1993, the Company issued to a former officer a total of 278,908 shares of restricted common stock at a purchase price equal to the fair market value on the date of grant in 1993, and recorded a note receivable as a reducing component of equity (reduction in additional paid-in capital). As of December 31, 1999, 202,636 shares are still restricted and the Company has a note receivable with the former officer for $79,704 plus accrued interest of $38,105 related to this restricted common stock.

(E) STOCK INCENTIVE PLAN

The Company adopted its 1993 Stock Incentive Plan (the Stock Plan) in
October 1993. The Stock Plan was amended and restated in April 1998. An aggregate of 4,419,327 shares of common stock has been reserved for issuance under the Stock Plan. The Stock Plan will continue in effect for a term of ten years, unless terminated by the Board at an earlier date.

Options granted to employees to purchase common stock under the Stock Plan are exercisable at the rate of 12.5 percent of the shares six months from the vesting commencement date and approximately 1/48th of the shares monthly thereafter, such that the option is fully exercisable four years from the vesting commencement date. Options granted to consultants vest over the terms of their contractual agreements which is generally one to four years.

The maximum term for options granted under the Stock Plan is ten years, except that if, at the time of the grant, the optionee possesses more than ten percent of the combined voting power of the Company,

                                  GENVEC, INC.

                           DECEMBER 31, 1998 AND 1999

(8) STOCKHOLDERS' EQUITY (CONTINUED)
the maximum term of the option is five years. For options granted to a ten percent stockholder, then the exercise price must be equal to at least
110 percent of the fair value of the stock on the date of grant. Options granted under the Stock Plan expire three months after the termination of an optionee's service to the Company.

The Company applies SFAS No. 123 for options granted to consultants. In adopting SFAS No. 123 for options granted to consultants, $198,233, $158,092 and $125,071 for the years ended December 31, 1997, 1998 and 1999 was recognized as compensation expense.

The Company applies APB 25 in accounting for its stock option plan for options granted to employees. As a result, the Company recorded deferred compensation for the difference between the exercise price of stock options granted and the fair value of the Company's common stock at the date of issuance or grant. The deferred compensation will be amortized over the vesting period of the related options, which is generally four years. Gross deferred compensation recorded during the years ended December 31, 1997, 1998, and 1999 totaled $486,139, $0 and $478,550, and related amortization amounted to $296,962, $379,072, and $438,481, respectively. This deferred compensation is subject to reduction for any employee who terminates employment prior to the expiration of such employee's option vesting period.

Had the Company determined compensation expense based on the fair value at the grant date for its stock options issued to employees under SFAS No. 123, the Company's net loss would have been adjusted to the pro forma amounts indicated below. The full impact of calculating compensation expense for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented below because compensation expense is reflected over the options' vesting period.

                                                  ---------------------------------------
                                                         1997          1998          1999
                                                  -----------   -----------   -----------
Net loss
  As reported...................................  $(6,165,555)  $(6,347,074)  $(1,919,490)
                                                  ===========   ===========   ===========
  Pro forma.....................................  $(6,216,295)  $(6,459,920)  $(2,108,246)
                                                  ===========   ===========   ===========
Basic net loss per common share
  As reported...................................  $     (4.30)  $     (4.10)  $     (1.22)
                                                  ===========   ===========   ===========
  Pro forma.....................................  $     (4.33)  $     (4.17)  $     (1.34)
                                                  ===========   ===========   ===========

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in:

                                                        ---------------------------------
                                                             1997        1998        1999
                                                        ---------   ---------   ---------
Expected volatility...................................       .10%        .10%        .10%
Dividend yield........................................         --          --          --
Risk free interest rate...............................      5.78%       4.94%       5.86%
Expected life.........................................  3-5 years   3-5 years   1-4 years

                                  GENVEC, INC.

                           DECEMBER 31, 1998 AND 1999

(8) STOCKHOLDERS' EQUITY (CONTINUED)
A summary of the status of the Company's stock options as of December 31, 1997, 1998 and 1999, and changes during the year ending on those dates is presented below:

                                             ---------------------------------------------------------------
                                                    1997                  1998                  1999
                                             -------------------   -------------------   -------------------
                                                        WEIGHTED              WEIGHTED              WEIGHTED
                                                         AVERAGE               AVERAGE               AVERAGE
                                               SHARES   EXERCISE     SHARES   EXERCISE     SHARES   EXERCISE
                                              (000)'S      PRICE    (000)'S      PRICE    (000)'S      PRICE
                                             --------   --------   --------   --------   --------   --------
Outstanding at beginning of year...........     1,290   $   0.71      1,671   $   1.30      2,201   $   1.67
Granted....................................       502       2.67        553       2.75        891       4.05
Cancelled..................................       (70)      0.35         (1)      0.39       (126)      2.31
Exercised..................................       (51)      0.43        (22)      0.39        (44)      1.55
                                             --------   --------   --------   --------   --------   --------
Outstanding at end of year.................     1,671   $   1.30      2,201   $   1.67      2,922   $   2.37
                                             ========   ========   ========   ========   ========   ========
Options exercisable at end of year.........       843   $   0.79      1,199   $   1.08      1,765   $   1.63
                                             ========   ========   ========   ========   ========   ========
Weighted average fair value of options
  granted during the year..................             $   1.45              $   0.51              $   1.31
                                                        ========              ========              ========

The following table summarizes information about stock options outstanding at December 31, 1999:

-----------------------------------------------------------------------------------------------
                                           OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                                 ---------------------------------------   --------------------
                                             WEIGHTED AVERAGE   WEIGHTED               WEIGHTED
                                                    REMAINING    AVERAGE                AVERAGE
                                                  CONTRACTUAL   EXERCISE               EXERCISE
RANGE OF EXERCISE PRICES            NUMBER               LIFE      PRICE      NUMBER      PRICE
-------------------------------  ---------   ----------------   --------   ---------   --------
$0.39..........................    822,875        5.3 years     $   0.39     815,349   $   0.39
$0.99..........................    136,008              6.5         0.99     123,186       0.99
$2.36..........................    257,898              6.6         2.36     215,292       2.36
$2.75..........................    825,621              8.3         2.75     376,072       2.75
$3.67..........................    232,394              9.3         3.67     198,720       3.67
$4.20..........................    646,802              9.7         4.20      36,552       4.20
                                 ---------    -------------     --------   ---------   --------
$0.39-$4.20....................  2,921,598        7.5 years     $   2.37   1,765,171   $   1.63
                                 =========    =============     ========   =========   ========

(F) WARRANTS

Warrants to purchase common and preferred stock are granted to organizations and institutions in conjunction with certain licensing and funding activities. The warrants vest according to a combination of time and events as prescribed in the agreements. The Company applies the provisions of APB 25 to warrants issued prior to 1996. No warrants were granted during the year ended December 31, 1997. During the year ended December 31, 1998, 375,000 common stock warrants were granted at an exercise price of $0.01 in connection with the private placement of Series F convertible preferred stock and 101,694 common stock warrants were granted at an exercise price of $11.80 to a university

                                  GENVEC, INC.

                           DECEMBER 31, 1998 AND 1999

(8) STOCKHOLDERS' EQUITY (CONTINUED)
research foundation. During the year ended December 31, 1997, 50,847 common stock warrants expired. At December 31, 1997, 1998, and 1999, the Company had the following warrants outstanding.

                                           --------------------------------------------------------------------------------
                                                              1997                    1998                    1999
                                           EXERCISE   ---------------------   ---------------------   ---------------------
                                              PRICE   OUTSTANDING    VESTED   OUTSTANDING    VESTED   OUTSTANDING    VESTED
                                           --------   -----------   -------   -----------   -------   -----------   -------
Class B preferred stock warrants.........  $   5.90        40,756    23,807        40,756    23,807        40,756    40,756
                                                      ===========   =======   ===========   =======   ===========   =======
Common stock warrants....................  $   9.83       101,694    50,847       101,694    50,847       101,694    76,270
                                           $   8.85       317,796   238,347       317,796   317,796       317,796   317,796
                                           $   0.01            --        --       375,000   375,000       375,000   375,000
                                           $  11.80            --        --       101,694    17,796       101,694    26,694
                                                      -----------   -------   -----------   -------   -----------   -------
Total common stock warrants..............                 419,490   289,194       896,184   761,439       896,184   795,760
                                                      ===========   =======   ===========   =======   ===========   =======

(9) INCOME TAXES

A reconciliation of tax credits computed at the statutory federal tax rate on loss from operations before income taxes to the actual income tax expense is as follows:

                                                   -------------------------------------
                                                          1997          1998        1999
                                                   -----------   -----------   ---------
Tax provision computed at the statutory rate.....  $(2,096,300)  $(2,158,000)  $(652,600)
State income taxes, net of federal income tax
  provision......................................     (284,900)     (293,300)    (88,800)
Book expenses not deductible for tax purposes....        8,100        12,500       9,700
Research and experimentation tax credit..........     (144,900)     (342,800)   (403,800)
Nondeductible compensation expense...............      101,000       128,900     120,400
Change in the beginning of the period valuation
  allowance for deferred tax assets allocated to
  tax expense....................................    2,421,100     2,535,400     911,000
Other, net.......................................       (4,100)      117,300     104,100
                                                   -----------   -----------   ---------
    Income tax expense...........................  $        --   $        --   $      --
                                                   ===========   ===========   =========

Deferred income taxes reflect the net effects of net operating loss carryforwards and the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and

                                  GENVEC, INC.

                           DECEMBER 31, 1998 AND 1999

(9) INCOME TAXES (CONTINUED)
the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 1997, 1998, and 1999, are as follows:

                                                   ------------------------------------------
                                                           1997           1998           1999
                                                   ------------   ------------   ------------
Deferred tax assets:
  Net operating loss carryforwards...............  $ 10,031,000   $ 12,647,000   $ 12,973,200
  Research and experimentation tax credit........       686,000      1,029,000      1,432,400
  Cumulative effect of using cash basis method of
    accounting for income tax purposes...........       433,000        510,000        393,700
  Deferred revenue...............................     1,737,900      1,351,700      1,805,500
  Property and equipment, principally due to
    differences in depreciation..................       115,000        (16,000)      (251,600)
  Deferred compensation expense..................       229,000        291,000        373,000
  Other..........................................        75,000         29,600         27,100
                                                   ------------   ------------   ------------
    Total deferred tax assets....................    13,306,900     15,842,300     16,753,300
Valuation allowance..............................   (13,306,900)   (15,842,300)   (16,753,300)
                                                   ------------   ------------   ------------
    Net deferred tax assets......................  $         --   $         --   $         --
                                                   ============   ============   ============

The valuation allowance for deferred tax assets increased approximately $2,421,100, $2,535,400 and $911,000 for the years ended December 31, 1997, 1998, and 1999, respectively.

At December 31, 1999, the Company has net operating loss carryforwards of approximately $33.6 million for federal income tax purposes of which $25.6 million expire at various dates through 2012, and $8.0 million expire in 2018 and 2019. The Company also has research and experimentation tax credit carryforwards of $1,432,400 at December 31, 1999, of which $686,000 expire through 2012 and $746,400 expire in 2018 and 2019. These carryforwards may be significantly limited under the Internal Revenue Code as a result of ownership changes experienced by the Company.

(10) DEFINED CONTRIBUTION PLAN -- 401(K)

The Company has a defined contribution plan (the Plan) under Internal Revenue Code Section 401(k). All full-time employees who have completed six months of service and are over age 21 are eligible for participation in the Plan. Participants may elect to have up to 15 percent of compensation contributed to the Plan. Under the Plan, the Company's contributions are discretionary. During the years ended December 31, 1997, 1998 and 1999, no discretionary contributions were made.

(11) SUBSEQUENT EVENT (UNAUDITED)

On November 16, 2000, the Board of Directors of the Company authorized a reclassification of each share of common stock into 1.5 shares of common stock, which was approved by the stockholders on November 20, 2000. The Company plans on filing with the Secretary of State of Delaware an amendment to its Amended and Restated Certificate of Incorporation to effect this reclassification before the effectiveness of the Company's initial public offering. All common share, per share and pro forma amounts in the accompanying financial statements have been retroactively adjusted for all periods presented to reflect this reclassification.

                                  GENVEC, INC.
                            CONDENSED BALANCE SHEETS


                                                              --------------   --------------   --------------
                                                                                                  PRO FORMA
                                                                                                    COMMON
                                                                                                STOCKHOLDERS'
                                                                                                  EQUITY AT
                                                               DECEMBER 31,    SEPTEMBER 30,    SEPTEMBER 30,
                                                                   1999             2000             2000
                                                              --------------   --------------   --------------
                                                                                (UNAUDITED)      (UNAUDITED)
                                   ASSETS
Current assets:
  Cash and cash equivalents.................................  $    8,470,353   $    3,541,477
  Short-term investments....................................       5,413,651        3,902,577
  Prepaid expenses..........................................         438,754          345,617
  Receivables from related party............................         778,250          129,946
  Other current assets......................................         148,899          738,599
                                                              --------------   --------------
    Total current assets....................................      15,249,907        8,658,216
                                                              --------------   --------------
Property and equipment, net.................................       9,333,074        8,940,705
Bond investment trust.......................................       1,423,066          106,250
Long-term investments.......................................       2,484,893        3,043,136
Other assets................................................         145,491          129,751
                                                              --------------   --------------
    Total assets............................................  $   28,636,431   $   20,878,058
                                                              ==============   ==============

                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $    1,435,085   $      695,903
  Accrued expenses..........................................         809,992          997,212
  Accrued construction in progress..........................         482,474               --
  Accrued technological, license and intellectual property
    expense.................................................         624,320          135,068
  Accrued payroll and related expenses......................         208,794          187,265
  Unearned revenue..........................................       2,975,000        1,568,750
  Current portion of notes payable and capital leases
    obligations.............................................         366,320          434,043
                                                              --------------   --------------
    Total current liabilities...............................       6,901,985        4,018,241
                                                              --------------   --------------
Notes payable and capital lease obligations, less current
  portion...................................................       1,822,195        1,567,499
Bond payable................................................       5,000,000        5,000,000
Deferred credit.............................................       1,280,780               --
Unearned revenue............................................       1,700,000          875,000
Other non-current liabilities...............................              --        1,291,029
                                                              --------------   --------------
    Total liabilities.......................................      16,704,960       12,751,769
                                                              --------------   --------------
Commitments
Stockholders' equity:
  Convertible preferred stock, $0.001 par value per share
    7,736,158 shares authorized; 7,695,402 shares issued and
    outstanding at December 31, 1999 and September 30, 2000,
    no shares issued and outstanding September 30, 2000 pro
    forma...................................................           7,695            7,695   $           --
  Preferred stock, $0.001 par value per share
    4,346,861 shares authorized, December 31, 1999 and
    September 30, 2000; 5,000,000 shares authorized at
    September 30, 2000 pro forma, no shares issued and
    outstanding at December 31, 1999, September 30, 2000 and
    September 30, 2000 pro forma............................              --               --               --
  Common stock, $0.001 par value per share
    50,000,000 shares authorized at December 31, 1999 and
    September 30, 2000; 60,000,000 shares authorized at
    September 30, 2000 pro forma; 1,598,593, 2,006,300 and
    13,549,392 shares issued at December 31, 1999,
    September 30, 2000 and September 30, 2000 pro forma;
    1,527,643, 1,935,350 and 13,478,442 shares outstanding
    at December 31, 1999, September 30, 2000 and
    September 30, 2000 pro forma............................           1,598            2,006           13,549
Additional paid-in capital..................................      55,716,237       61,087,897       61,084,049
Accumulated deficit.........................................     (42,896,083)     (47,553,363)     (47,553,363)
Deferred compensation.......................................        (850,419)      (5,414,122)      (5,414,122)
Accumulated other comprehensive loss -- unrealized loss on
  securities................................................         (47,486)          (3,753)          (3,753)
Treasury stock, 70,950 common shares........................             (71)             (71)             (71)
                                                              --------------   --------------   --------------
    Total stockholders' equity..............................      11,931,471        8,126,289        8,126,289
                                                              --------------   --------------   --------------
    Total liabilities and stockholders' equity..............  $   28,636,431   $   20,878,058
                                                              ==============   ==============   ==============


      See accompanying notes to unaudited condensed financial statements.

                                  GENVEC, INC.

           CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

                                  (UNAUDITED)

                                                              -------------------------
                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              -------------------------
                                                                     1999          2000
                                                              -----------   -----------
Revenues:
  Ongoing research and development support..................  $10,628,299   $ 7,108,701
  Contract, license and milestone payments..................    2,156,250     4,231,250
                                                              -----------   -----------
    Total revenues..........................................   12,784,549    11,339,951
                                                              -----------   -----------
Operating expenses:
  Research and development..................................   10,645,606    10,639,416
  General and administrative................................    3,968,782     5,730,654
                                                              -----------   -----------
    Total operating expenses................................   14,614,388    16,370,070
                                                              -----------   -----------
    Loss from operations....................................   (1,829,839)   (5,030,119)
                                                              -----------   -----------
Other income (expense):
  Interest income...........................................      535,931       785,934
  Interest expense..........................................     (101,268)     (394,950)
  Gain (loss) on disposal of assets.........................        1,561       (18,145)
                                                              -----------   -----------
    Total other income......................................      436,224       372,839
                                                              -----------   -----------
Net loss....................................................  $(1,393,615)  $(4,657,280)
                                                              ===========   ===========
Other comprehensive income (loss), net of tax:
  Unrealized holding gain (loss) arising during the
    period..................................................  $   (26,149)  $    43,733
                                                              ===========   ===========
Comprehensive loss..........................................  $(1,419,764)  $(4,613,547)
                                                              ===========   ===========
Basic and diluted net loss per share........................  $     (0.89)  $     (2.52)
                                                              ===========   ===========
Shares used in computing basic and diluted net loss per
  share.....................................................    1,569,093     1,851,047
                                                              ===========   ===========
Pro forma basic and diluted net loss per share..............                $     (0.35)
                                                                            ===========
Shares used in computing pro forma basic and diluted net
  loss per share............................................                 13,394,139
                                                                            ===========

      See accompanying notes to unaudited condensed financial statements.

                                  GENVEC, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                              ---------------------------
                                                                   NINE MONTHS ENDED
                                                                     SEPTEMBER 30,
                                                              ---------------------------
                                                                  1999           2000
                                                              ------------   ------------
Cash flows from operating activities:
  Net loss..................................................  $ (1,393,615)  $ (4,657,280)
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities:
      Depreciation and amortization expense.................       549,863      1,177,444
      Stock option and warrant compensation expense.........       319,797        778,144
      Loss on disposal of assets............................            --         18,145
      Net changes in operating assets and liabilities.......       752,948     (3,656,674)
                                                              ------------   ------------
        Net cash provided by (used in) operating
          activities........................................       228,993     (6,340,221)
                                                              ------------   ------------
Cash flows from investing activities:
  Purchases of property and equipment.......................    (1,499,859)      (725,248)
  Purchases of investment available-for-sale................    (8,133,185)    (4,034,939)
  Purchases of investments held to maturity.................    (2,217,660)            --
  Purchases of investment bond trust........................    (5,000,000)            --
  Proceeds from sale of investment securities
    available-for-sale......................................     3,377,701      4,999,524
  Proceeds from maturities of investment securities held to
    maturity................................................     2,500,000             --
  Proceeds from sale of investment bond trust...............       652,692      1,423,066
  Proceeds from sale of assets..............................            --         11,945
                                                              ------------   ------------
        Net cash (used in) provided by investing
          activities........................................   (10,320,311)     1,674,348
                                                              ------------   ------------
Cash flows from financing activities:
  Proceeds from issuance of stock...........................     8,046,634         30,221
  Loan proceeds.............................................     6,501,404         93,263
  Sinking fund payments.....................................            --       (106,250)
  Loan payments.............................................      (222,284)      (264,349)
  Payments under capital lease obligations..................       (45,933)       (15,888)
  Change in bank overdraft payable..........................      (334,593)            --
                                                              ------------   ------------
        Net cash provided by (used in) financing
          activities........................................    13,945,228       (263,003)
                                                              ------------   ------------
        Increase (decrease) in cash and cash equivalents....     3,853,910     (4,928,876)
Cash and cash equivalents, beginning of period..............     3,083,377      8,470,353
                                                              ------------   ------------
Cash and cash equivalents, end of period....................  $  6,937,287   $  3,541,477
                                                              ============   ============
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest..................  $    143,121   $    362,917
                                                              ============   ============

       See accompanying notes to unaudited condensed financial statements

                                  GENVEC, INC.

               NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

(1)  BASIS OF PRESENTATION

The unaudited condensed financial statements have been prepared from the books and records of GenVec, Inc. (the "Company") in accordance with generally accepted accounting principles for interim financial information pursuant to Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Interim results may not be indicative of the results that may be expected for the year. The interim condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included elsewhere in this prospectus.

(2)  STOCKHOLDERS' EQUITY

The changes in stockholders' equity are as follows:

Balance at December 31, 1999................................  $11,931,471
Net loss....................................................  $(4,657,280)
Changes in unrealized loss on securities....................  $    43,733
Exercise of options.........................................  $    27,721
Exercise of warrants........................................  $     2,500
Amortization of deferred compensation.......................  $   778,144
                                                              -----------
Balance at September 30, 2000...............................  $ 8,126,289
                                                              ===========

The pro forma common stockholders' equity at September 30, 2000 assumes the conversion of the Company's outstanding convertible preferred shares into 11,543,092 shares of common stock upon the Company's initial public offering.

In November 2000, the Company's Articles of Incorporation were amended and restated to increase the number of authorized shares of common stock to 60,000,000, and to increase the number of authorized shares of preferred stock to 5,000,000.

(3)  NET LOSS PER SHARE

HISTORICAL

The Company had securities outstanding as of September 30, 2000 which could potentially dilute basic earning per share in the future but were excluded from the computation of diluted net loss per share, as their effect would have been anti-dilutive. These securities outstanding consisted of the following:

Convertible preferred stock.................................  11,543,092
Outstanding options.........................................   2,161,447
Warrants....................................................      51,946

PRO FORMA

Pro forma net loss per share includes 11,543,092 shares issuable upon the conversion of outstanding shares of preferred stock upon the Company's initial public offering.

                                     [LOGO]

Until         , 2000, all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by GenVec in connection with the sale of the common stock being registered. All amounts shown are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                              AMOUNT TO
                                                               BE PAID
                                                              ----------
SEC registration fee........................................  $   19,430
NASD filing fee.............................................       7,860
Nasdaq National Market listing fee..........................      90,000
Printing and engraving expenses.............................     200,000
Legal fees and expenses.....................................     600,000
Accounting fees and expenses................................     200,000
Blue sky qualification fees and expenses....................      25,000
Transfer agent and registrar fees...........................       3,500
Miscellaneous expenses......................................      54,210
                                                              ----------
    Total...................................................  $1,200,000
                                                              ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors and any corporate agents in the terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). The Registrant's Restated Certificate of Incorporation to be filed upon the closing of the offering to which this Registration Statement relates (Exhibit 3.1 hereto) and the Registrant's Bylaws (Exhibit 3.2 hereto) provides for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with its directors and executive officers that require the Registrant among other things to indemnify them against certain liabilities that may arise by reason of their status or service as directors to the fullest extent not prohibited by Delaware law.

The Underwriting Agreement provides for indemnification by the Underwriters of the Registrant, its directors and officers, and by the Registrant of the Underwriters, for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

Since January 1997, the Registrant has issued and sold the following unregistered securities:

(1) From January 1, 1997 to September 30, 2000, Registrant granted options to purchase 2,587,217 shares of Common Stock pursuant to its Amended and Restated 1993 Stock Incentive Plan at exercise prices ranging from $2.36 per share to $7.47 per share.

(2) From January 1, 1997 to September 30, 2000, Registrant issued and sold an aggregate of 150,185 shares of Common Stock to its employees, directors and consultants upon exercise of stock options granted pursuant to Registrant's Amended and Restated 1993 Stock Incentive Plan at exercise prices ranging from $0.39 to $4.20 for an aggregate consideration of $143,897.

(3) In October 1997, Registrant issued and sold an aggregate of 75,329 shares of Class E Convertible Preferred Stock to Fuso Pharmaceuticals Industries, Ltd. for an aggregate cash consideration of approximately $1.0 million.

(4) In December 1997, Registrant issued and sold an aggregate of 154,963 shares of Class E-1 Convertible Preferred Stock to Warner-Lambert Company for an aggregate cash consideration of approximately $2.0 million. Wendell Wierenga, a director of the Registrant, was the Senior Vice President of Worldwide Preclinical Research, Development and Technologies for the Parke-Davis Pharmaceuticals Research division of Warner-Lambert Company.

(5) In December 1998, Registrant issued and sold an aggregate of 1,000,000 shares of Class F Convertible Preferred Stock to Highland Capital Partners IV LP and Highland Entrepreneurs' Fund IV L.P. for an aggregate cash consideration of approximately $7.0 million. Included in this transaction were 375,000 common stock warrants exercisable at $.01 per share which were subsequently exercised in April 2000 for an aggregate cash consideration of $2,500. Lee Wrubel, a former director of the Registrant, was a principal at Highland Capital Partners.

(6) In March 1999, Registrant issued and sold an aggregate of 266,666 shares of Class E-2 Convertible Preferred Stock to Warner-Lambert Company for an aggregate cash consideration of approximately $3.0 million.

(7) In July 1999, Registrant issued and sold an aggregate of 386,473 shares of Class E-3 Convertible Preferred Stock to Warner-Lambert Company for an aggregate cash consideration of approximately $5.0 million.

There were no underwriters employed in connection with any of the above transactions. See "Related Party Transactions" in the form of the Prospectus included herein.

The sales of the securities described in Items 15(1) and 15(2) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b)of the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The sale of securities described in Items 15 (3) through 15
(7) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS


       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
        1.1             Form of Underwriting Agreement.**

        3.1 Amended & Restated Certificate of Incorporation, to be effective at or prior to the closing of the offering.**

        3.1(a)          Form of Amendment to Amended and Restated Certificate of
                        Incorporation.**

        3.2 Amended & Restated Bylaws, to be effective at or prior to the closing of the offering.**

        4.1             Specimen Common Stock Certificate.**

        5.1             Opinion of Arnold & Porter.**

       10.1             Form of Indemnification Agreement for Directors and
                        Officers.**

       10.2             Amended and Restated 1993 Stock Incentive Plan and forms of agreements thereunder.**

       10.3 2000 Employee Stock Purchase Plan, and form of agreement thereunder.**

       10.4             2000 Director Option Plan.**

       10.5             Research, Development and Collaboration Agreement dated
                        July 21, 1997 between the Warner-Lambert Company and the
                        Registrant.+**

       10.5.1           Amendment 1 to Research, Development and Collaboration
                        Agreement between Warner-Lambert Company and Registrant effective January 1, 1999.+**

       10.6             Stock Purchase Agreement dated July 21, 1997 between the
                        Warner-Lambert Company and the Registrant.**

       10.7             License Agreement dated May 31, 1996 between Scios, Inc. and the Registrant.+**

       10.8             Collaboration Agreement dated September 26, 1997 between
                        Fuso Pharmaceutical Industries, Ltd. and the Registrant.+**

       10.9             Commercialization Agreement dated September 26, 1997 between
                        Fuso Pharmaceutical Industries Ltd. and the Registrant.+**

       10.10            License Agreement dated February 1, 1998 between Asahi
                        Chemical Industry Co., Ltd. and the Registrant.+**

       10.11            Sponsored Research Agreement dated April 1, 1998 between
                        Cornell University and the Registrant.+**

       10.12            Amended and Restated Exclusive License Agreement dated
                        April 1, 1993 between Cornell University and the
                        Registrant.+**

       10.13            Lease Agreement dated May 4, 1999 between MOR BENNINGTON
                        LLLP and Registrant.**

       10.14            Consulting Agreement dated March 17, 1999 between the
                        Registrant and Herbert J. Conrad, and amendment number 1 thereto dated March 1, 2000.**

       10.15            Amended and Restated Registration Rights Agreement dated
                        December 2, 1998 among the Registrant and certain stockholders.**

       10.16            Patent License Agreement dated January 8, 2000 between the
                        Registrant and the Public Health Service, as amended, and amendment number 1 hereto dated March 9, 2000.+**

       10.17            License Agreement dated June 30, 1996 between the Registrant and the University of Pittsburgh -- of the Commonwealth
                        system of Higher Education, and amendments thereto.+**

       10.18            Employment Agreement between the Registrant and Paul H.
                        Fischer, Ph.D. dated March 1, 1995.**

       10.19            Employment Agreement between the Registrant and Imre
                        Kovesdi, Ph.D. dated June 3, 1993**

       10.20            Employment Agreement between the Registrant and Thomas E.
                        Smart dated March 7, 1995.**

       10.21            Employment Agreement between the Registrant and Henrik
                        Rasmussen, M.D., Ph.D. dated April 13, 1999.**

       10.22            Employment Agreement between the Registrant and C. Richter
                        King, Ph.D. dated April 8, 1998.**

       10.23            Employment Agreement between the Registrant and Jeffrey W.
                        Church dated July 28, 1998.**

       10.24            Form of Confidentiality, Invention and Non-Compete
                        Agreement.**

       10.25            Form of Confidentiality, Invention and Non-Compete
                        Agreement.**

       23.1             Consent of KPMG LLP.

       23.2             Consent of Arnold & Porter (included in Exhibit 5.1).**

       23.3             Consent of Leydig, Voit & Mayer, Ltd.**

       24.1             Power of Attorney (included as part of signature page).**

       27.1             Financial Data Schedule (available in EDGAR format only).**


--------------

**  previously filed

 + Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been filed with the Commission pursuant to our application for confidential treatment.

(B) FINANCIAL STATEMENT SCHEDULES

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

The undersigned Registrant hereby undertakes that:

(a) It will provide to the Underwriters at the closing as specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or

    497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(d) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, as amended the Registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Gaithersburg, Maryland, on the 11th day of December, 2000.


                                                       GENVEC, INC.

                                                       By:           /s/ PAUL H. FISCHER
                                                            --------------------------------------
                                                                       Paul H. Fischer
                                                            PRESIDENT AND CHIEF EXECUTIVE OFFICER


                   SIGNATURES                                TITLE                      DATE
                   ----------                                -----                      ----
              /s/ PAUL H. FISCHER                 Director, President and
     --------------------------------------         Chief Executive
                Paul H. Fischer                     Officer (Principal
                                                    Executive Officer)            December 11, 2000

             /s/ JEFFREY W. CHURCH                Chief Financial Officer,
     --------------------------------------         Treasurer, and
               Jeffrey W. Church                    Secretary (Principal
                                                    Financial and
                                                    Accounting Officer            December 11, 2000

                       *                          Director
     --------------------------------------
                Hal S. Broderson                                                  December 11, 2000

                       *                          Director
     --------------------------------------
               Herbert J. Conrad                                                  December 11, 2000

                       *                          Director
     --------------------------------------
                 Harry T. Rein                                                    December 11, 2000

                       *                          Director
     --------------------------------------
                Wendell Wierenga                                                  December 11, 2000

                       *                          Director
     --------------------------------------
                  Gregory Zaic                                                    December 11, 2000


*By:  /s/ PAUL H. FISCHER
      ----------------------------------------
      Paul H. Fischer, Ph.D
      Attorney-in-fact

                                 EXHIBIT INDEX


       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
        1.1             Form of Underwriting Agreement.**

        3.1 Amended & Restated Certificate of Incorporation, to be effective at or prior to the closing of the offering.**

        3.1(a)          Form of Amendment to Amended and Restated Certificate of
                        Incorporation.**

        3.2 Amended & Restated Bylaws, to be effective at or prior to the closing of the offering.**

        4.1             Specimen Common Stock Certificate.**

        5.1             Opinion of Arnold & Porter.**

       10.1             Form of Indemnification Agreement for Directors and
                        Officers.**

       10.2             Amended and Restated 1993 Stock Incentive Plan and forms of agreements thereunder.**

       10.3 2000 Employee Stock Purchase Plan, and form of agreement thereunder.**

       10.4             2000 Director Option Plan.**

       10.5             Research, Development and Collaboration Agreement dated
                        July 21, 1997 between the Warner-Lambert Company and the
                        Registrant.+**

       10.5.1           Amendment 1 to Research, Development and Collaboration
                        Agreement between Warner-Lambert Company and Registrant effective January 1, 1999.+**

       10.6             Stock Purchase Agreement dated July 21, 1997 between the
                        Warner-Lambert Company and the Registrant.**

       10.7             License Agreement dated May 31, 1996 between Scios, Inc. and the Registrant.+**

       10.8             Collaboration Agreement dated September 26, 1997 between
                        Fuso Pharmaceutical Industries, Ltd. and the Registrant.+**

       10.9             Commercialization Agreement dated September 26, 1997 between
                        Fuso Pharmaceutical Industries Ltd. and the Registrant.+**

       10.10            License Agreement dated February 1, 1998 between Asahi
                        Chemical Industry Co., Ltd. and the Registrant.+**

       10.11            Sponsored Research Agreement dated April 1, 1998 between
                        Cornell University and the Registrant.+**

       10.12            Amended and Restated Exclusive License Agreement dated
                        April 1, 1993 between Cornell University and the
                        Registrant.+**

       10.13            Lease Agreement dated May 4, 1999 between MOR BENNINGTON
                        LLLP and Registrant.**

       10.14            Consulting Agreement dated March 17, 1999 between the
                        Registrant and Herbert J. Conrad, and amendment number 1 thereto dated March 1, 2000.**

       10.15            Amended and Restated Registration Rights Agreement dated
                        December 2, 1998 among the Registrant and certain stockholders.**

       10.16            Patent License Agreement dated January 8, 2000 between the
                        Registrant and the Public Health Service, as amended, and amendment number 1 hereto dated March 9, 2000.+**

       10.17            License Agreement dated June 30, 1996 between the Registrant and the University of Pittsburgh -- of the Commonwealth
                        system of Higher Education, and amendments thereto.+**

       10.18            Employment Agreement between the Registrant and Paul H.
                        Fischer, Ph.D. dated March 1, 1995.**

       10.19            Employment Agreement between the Registrant and Imre
                        Kovesdi, Ph.D. dated June 3, 1993**

       10.20            Employment Agreement between the Registrant and Thomas E.
                        Smart dated March 7, 1995.**

       10.21            Employment Agreement between the Registrant and Henrik
                        Rasmussen, M.D., Ph.D. dated April 13, 1999.**

       10.22            Employment Agreement between the Registrant and C. Richter
                        King, Ph.D. dated April 8, 1998.**

       10.23            Employment Agreement between the Registrant and Jeffrey W.
                        Church dated July 28, 1998.**

       10.24            Form of Confidentiality, Invention and Non-Compete
                        Agreement.**

       10.25            Form of Confidentiality, Invention and Non-Compete
                        Agreement.**

       23.1             Consent of KPMG LLP.

       23.2             Consent of Arnold & Porter (included in Exhibit 5.1).**

       23.3             Consent of Leydig, Voit & Mayer, Ltd.**

       24.1             Power of Attorney (included as part of signature page).**

       27.1             Financial Data Schedule (available in EDGAR format only).**


--------------

**  previously filed

 + Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been filed with the Commission pursuant to our application for confidential treatment.